As filed with the Securities and Exchange Commission on December 22, 2004

Registration No 333-118913

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

SEC File # 811-5563

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No. 1	☒

Post-Effective Amendment No.	☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 76	☒

PACIFIC SELECT EXEC SEPARATE ACCOUNT OF
PACIFIC LIFE INSURANCE COMPANY

(Exact Name of Registrant)

PACIFIC LIFE INSURANCE COMPANY

(Name of Depositor)

700 Newport Center Drive
P.O. Box 9000
Newport Beach, California 92660
(Address of Depositor’s Principal Executive Office)

(949) 219-3743
(Depository’s Telephone Number, including Area Code)

Diane N. Ledger
Vice President
Pacific Life Insurance Company
700 Newport Center Drive
P.O. Box 9000
Newport Beach, California 92660

(Name and Address of Agent for Service of Process)

Copies to:
Jeffrey S. Puretz, Esq.
Dechert
1775 Eye Street, N.W.
Washington, D.C. 20006-2401

It is proposed that this filing will become effective:

☐	immediately upon filing pursuant to paragraph (b) of Rule 485

☐	on __________________ pursuant to paragraph (b) of Rule 485

☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485

☐	on __________________, pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

☐ This post-effective amendment designates a new date for a previously file post-effective amendment.

Title of securities being registered: interests in the Separate Account under Pacific Select Accumulator Flexible Premium Variable Life Insurance Policies.

Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

Filing fee: None

PACIFIC SELECT

ACCUMULATOR	PROSPECTUS , 2004

Pacific Select Accumulator is a flexible premium variable life insurance policy issued by Pacific Life Insurance Company.

•Flexible premium means you can vary the amount and frequency of your premium payments.

•Variable means the policy’s value depends on the performance of the investment options you choose.

•Life insurance means the policy provides a death benefit to the beneficiary you choose.

This policy is not available in all states. This prospectus is not an offer in any state or jurisdiction where we’re not legally permitted to offer the policy.

The policy is described in detail in this prospectus and its Statement of Additional Information (SAI). The Pacific Select Fund is described in its prospectus and in its SAI. No one has the right to describe the policy or the Pacific Select Fund any differently than they have been	This prospectus provides information that you should know before buying a policy. It’s accompanied by a current prospectus for the Pacific Select Fund, a fund that provides the underlying portfolios for the variable investment options offered under the policy. The variable investment options are funded by the Pacific Select Exec Separate Account of Pacific Life. Please read these prospectuses carefully and keep them for future reference.

Here’s a list of all of the investment options available under your policy:
described in these documents.	VARIABLE INVESTMENT OPTIONS

You should be aware that the Securities and Exchange Commission (SEC) has not reviewed the policy for its investment merit, and does not guarantee that the information in this prospectus is accurate or complete. It’s a criminal offense to say otherwise.	Blue Chip Aggressive Growth Diversified Research Short Duration Bond I-Net TollkeeperSM Financial Services Health Sciences Technology Focused 30 Growth LT Mid-Cap Value	International Value Capital Opportunities International Large-Cap Equity Index Small-Cap Index Multi-Strategy Main Street® Core Emerging Markets Inflation Managed Managed Bond	Small-Cap Value Money Market High Yield Bond Equity Income Equity Aggressive Equity Large-Cap Value Comstock Real Estate Mid-Cap Growth
FIXED OPTIONS

Fixed Account Fixed LT Account

YOUR GUIDE TO THIS PROSPECTUS

BENEFITS AND RISKS OF PACIFIC SELECT ACCUMULATOR

This overview tells you some key things you should know about your policy. It’s designed as a summary only – please read the entire prospectus and your policy for more detailed information.

Some states have different rules about how life insurance policies are described or administered. The terms of your policy, or of any endorsement or rider, prevail over what’s in this prospectus.

Benefits of your policy

Flexibility	The policy is designed to be flexible to meet your specific life insurance needs. Within certain limits, you can:

• choose the timing, amount and frequency of premium payments

• change the death benefit option

• increase or decrease the policy’s face amount

• change the beneficiary

• change your investment selections.

Death Benefit	You may choose one of three death benefit options:

• Option A – your death benefit will be the face amount of your policy.

• Option B – your death benefit will be the face amount of your policy plus its accumulated value.

• Option C – your death benefit will be the face amount of your policy plus the total premiums you’ve paid minus any withdrawals or distributions made.

The guideline minimum death benefit is the minimum death benefit that we must pay to ensure that your policy qualifies as life insurance. You may choose between two ways to calculate the guideline minimum death benefit:

• cash value accumulation test – generally does not limit the amount of premiums you can pay into your policy.

• guideline premium test – limits the amount of premiums you can pay on your policy, and the guideline minimum death benefit will generally be smaller than under the cash value accumulation test.

The test you choose will generally depend on the amount of premiums you want to pay relative to your desired death benefit.

The death benefit will always be the greater of the death benefit under the option you choose or the guideline minimum death benefit.

BENEFITS AND RISKS OF PACIFIC SELECT ACCUMULATOR

Accumulated Value	Accumulated value is the value of your policy on any business day. It is not guaranteed – it depends on the performance of the investment options you’ve chosen, the premium payments you’ve made, policy charges, and how much you’ve borrowed or withdrawn from the policy.

You can access your accumulated value in several ways:

• Withdrawals – you can withdraw part of your policy’s net cash surrender value.

• Loans – you can take out a loan from us using your policy’s accumulated value as security.

• Surrender – you can surrender or cash in your policy for its net cash surrender value while the insured is still living.

• Income benefits – you can use withdrawal or surrender benefits to buy an income benefit that provides a monthly income. In addition, your policy’s beneficiary can use death benefit proceeds to buy an income benefit.

Investment options	You can choose from 31 variable investment options, each of which invests in a corresponding portfolio of the Pacific Select Fund. The policy also offers two fixed investment options, both of which provide a guaranteed minimum rate of interest.

You can transfer among the investment options during the life of your policy without paying any current income tax. There is currently no charge for transfers.

Tax benefits	Your beneficiary generally will not have to pay federal income tax on death benefit proceeds.

You’ll also generally not be taxed on any or all of your policy’s accumulated value unless you receive a cash distribution.

Risks of your policy

Long-term financial planning	This policy is designed to provide a death benefit for family members or others or to help meet other long-term financial objectives. It is not suitable as a short-term savings vehicle. It may not be the right kind of policy if you plan to withdraw money or surrender your policy for short-term needs. Taking a withdrawal or surrendering your policy may incur charges. See the Fee tables and your policy for charges assessed when withdrawing from or surrendering your policy.

Please discuss your insurance needs and financial objectives with your registered representative.

Premium payments	Federal tax law puts limits on the premium payments you can make in relation to your policy’s death benefit. We may refuse all or part of a premium payment you make, or remove all or part of a premium from your policy and return it to you under certain circumstances.

Lapse	Insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest may cause your policy to lapse – which means you’ll no longer have any insurance coverage. There are costs associated with reinstating a lapsed policy.

There is no guarantee that your policy will not lapse even if you pay your planned periodic premium. You should consider a periodic review of your coverage with your registered representative.

Investment performance	Each variable investment option invests in a corresponding portfolio of the Pacific Select Fund. The value of each portfolio fluctuates with the value of the investments it holds. Returns are not guaranteed. You bear the investment risk of any variable investment option you choose.

See the fund’s prospectus for more information on the underlying portfolios and their individual risks.

Withdrawals and loans	Making a withdrawal or taking out a loan may:
• change your policy’s tax status
• reduce your policy’s face amount
• reduce your policy’s death benefit
• reduce the death benefit proceeds paid to your beneficiary
• make your policy more susceptible to lapsing.

Your policy’s withdrawal feature is not available until your first policy anniversary.

Be sure to plan carefully before using these policy benefits.

Tax consequences of withdrawals, surrenders and loans	You may be subject to income tax if you take any withdrawals or surrender the policy, or if your policy lapses and you have not repaid any outstanding policy loan amount.

If your policy is a modified endowment contract, all distributions you receive during the life of the policy may be subject to tax and a 10% penalty.

There are other tax issues to consider when you own a life insurance policy. These are described in more detail in Variable life insurance and your taxes.

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please read the entire prospectus, your policy and the SAI for more detailed information regarding these fees and expenses.

Transaction fees

This table describes the fees and expenses that you will pay at the time you buy the policy, surrender the policy, or transfer accumulated value between investment options.

Charge	When charge is deducted	Amount deducted

Maximum premium load	Upon receipt of premium	6.35% of premium[1]

Maximum surrender charge	Upon full surrender of policy if any coverage segment* has been in effect for less than 10 policy years	$1.42—$44.44 per $1,000 of face amount[2]

Charge at end of policy year 1 for a male non-smoker who is age 35 at policy issue, and the policy is issued with guideline premium test and Death Benefit Option A		$4.87 per $1,000 of face amount

Withdrawal charge	Upon partial withdrawal of accumulated value	$25 per withdrawal

Transfer fees	Upon transfer of accumulated value between investment options	Maximum $25 per transfer[3]

Optional benefits

Accelerated living benefits rider[4]	At exercise of benefit	$150

Administrative and underwriting service fees

Substitution of insured	Upon request for substitution of insured	$100

Audits of premium/loan	Upon request of audit of over 2 years or more	$25

Duplicate policy	Upon request of duplicate policy[5]	$50

Illustration request	Upon request of policy illustration in excess of 1 per year	$25

Face amount increase	Upon effective date of requested face amount increase	$100

Death benefit option change	Upon request for death benefit option change	$100

Risk classification change	Upon request for risk classification change	$100

Adding or increasing an optional rider	Upon approval of specific request	$100

*	Coverage segment refers separately to the initial face amount of the policy and any increase in face amount.

[1]	We reserve the right to increase the premium load if there is an increase in our costs associated with any federal, state or local taxes.

[2]	The surrender charge is based on the age and risk class of the insured. Samples of our current rates for surrender charge per $1,000 of coverage segment appear as Appendix B in this prospectus. The surrender charge reduces to $0 after 10 years from the effective date of each coverage segment. The surrender charge shown in the table may not be typical of the surrender charge you will pay. Ask your registered representative for information on this charge for your policy. The surrender charge for your policy will be stated in the policy specifications pages.

3 There is no charge currently imposed upon a transfer.

4 The rider is briefly described under The death benefit: Optional riders and more information appears in the SAI.

5 Certificate of Coverage is available without charge.

Periodic charges other than Pacific Select Fund operating expenses

This table describes the fees and expenses that you will pay periodically during the time you own the policy, not including portfolio fees and expenses. The charges include those for individuals in a nonstandard risk category, if applicable.

	When charge is	Amount deducted—	Amount deducted—
Charge	deducted	Maximum Guaranteed Charge	Current Charges

Cost of Insurance[1,2] Minimum and maximum	Monthly, beginning on policy date	$0.04— $83.34 per $1,000 of a discounted net amount at risk*	$0.04— $59.60 per $1,000 of a discounted net amount at risk

Charge during policy year 1 for a male non-smoker who is age 35 at policy issue		$0.06 per $1,000 of a discounted net amount at risk	Same

Administrative charge[2]	Monthly, beginning on policy date	$7.50	Same

Face amount charge[2,3] Minimum and maximum	Monthly, beginning on effective date of each coverage segment	$0.06— $1.54 per $1,000 of coverage segment plus $12.00	Same

Charge during policy year 1 for a male non-smoker who is age 35 at policy issue		$0.30 per $1,000 of coverage segment plus $12.00	Same

Mortality and expense risk asset charge[2]	Monthly, beginning on policy date	0.10% annually (0.0083% monthly) of accumulated value in investment options	Same

Loan interest charge	Policy anniversary	2.75% of policy’s loan account balance annually[4]	Same

Optional Benefits, minimum and maximum[5]
Accidental death rider	Monthly, beginning on policy date	$0.05— $0.18 per $1,000 of coverage segment	Same

Charge during policy year 1 for a male non-smoker who is age 35 at policy issue		$0.10 per $1,000 of coverage segment	Same

Children’s term rider	Monthly, beginning on policy date	$0.75 per $1,000 of coverage segment	Same

Annual renewable and convertible term rider	Monthly, beginning on policy date	$0.06— $83.34 per $1,000 of a discounted net amount at risk	$0.05— $40.74 per $1,000 of a discounted net amount at risk

Charge during policy year 1 for a female non-smoker who is age 35 at policy issue		$0.29 per $1,000 of a discounted net amount at risk	$0.06 per $1,000 of a discounted net amount at risk

Guaranteed insurability rider	Monthly, beginning on policy date	$0.10— $0.29 per $1,000 of coverage segment	Same

Charge during policy year 1 for a male non-smoker who is age 35 at policy issue[6]		$0.28 per $1,000 of coverage segment	Same

Waiver of charges rider	Monthly, beginning on policy date	$0.04— $0.55 per $1,000 of coverage segment	Same

Charge during policy year 1 for a male non-smoker who is age 35 at policy issue		$0.06 per $1,000 of coverage segment	Same

Disability benefit rider	Monthly, beginning on policy date	$0.40— $1.00 per $10 of monthly benefit	Same

Charge during policy year 1 for a male non-smoker who is age 35 at policy issue		$0.40 per $10 of monthly benefit	Same

FEE TABLES

*	Net amount at risk is the difference between the death benefit that would be payable if the insured died and the accumulated value of your policy. At the beginning of each policy month, we divide the death benefit that would be payable under your policy by 1.002060, and then we subtract your policy’s accumulated value before monthly charges are taken from this amount. The result is your policy’s discounted net amount at risk used in cost of insurance calculations.

[1] Cost of insurance rates apply uniformly to all members of the same class. Class is determined by a number of factors, including the age, risk classification, smoking status and gender (unless unisex rates are required) of the insured, and the policy date and duration. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your policy’s specifications page will indicate the guaranteed cost of insurance charge applicable to your policy, and more detailed information concerning your cost of insurance charges is available on request from your registered representative or us. Also, before you purchase the policy, you may request personalized illustrations of your future benefits under the policy based upon the insured’s class, the death benefit option, face amount, planned periodic premiums, and any riders requested. Cost of insurance rates for your policy will be stated in the policy specifications pages and calculated per $1.00 of coverage.

[2] When the insured reaches age 100, this charge is reduced to zero— in other words, you no longer pay any charge.

[3] A sample of our face amount charges per $1,000 of coverage segment appears as Appendix A in this prospectus. The rate is based on the age and risk classification of the insured and the face amount on the policy date. Each coverage segment will have a corresponding face amount charge, based on the amount of the increase and the age and risk classification of the insured at the time of the increase. The charge is level for 10 policy years from the effective date of the coverage segment, then is reduced in policy year 11 and thereafter. The face amount charges shown in the table may not be typical of the charges you will pay. Ask your registered representative for information regarding this charge for your policy. The face amount charge for your policy will be stated in the policy specifications pages.

[4] Interest owing on the amount you borrow accrues daily at the annual rate. Interest accrued during a policy year is due on your policy anniversary. If you do not pay interest when due, we transfer an amount equal to the interest that was due from your accumulated value and add it to your loan. Loan interest not paid begins accruing interest on the day it is due.

[5] Riders are briefly described under The death benefit: Optional riders and more information appears in the SAI. Except for the Childrens term rider, rider charges are based on the age and risk classification of the person insured under the rider on the effective date of the rider. The rider charges shown in the table may not be typical of the charges you will pay. Ask your registered representative for information on optional rider charges for your policy. The charges for any optional benefit riders you add to your policy will be stated in the policy specifications pages.

[6] Guaranteed insurability rider is only available to insureds age 37 and under at policy issue.

Total annual Pacific Select Fund operating expenses

This table shows the minimum and maximum total operating expenses charged by the portfolios that you may pay periodically during the time that you own the policy. This table shows the range (minimum and maximum) of fees and expenses charged by any of the portfolios, expressed as a percentage of average daily net assets, for the year ended December 31, 2003.

Each variable account of the separate account purchases shares of the corresponding fund portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the policy, and they may vary from year to year. These fees and expenses are described in the fund’s prospectus.

	Minimum	Maximum

Total annual portfolio operating expenses[1]	0.30	1.31

[1] Amounts shown are gross expenses deducted from portfolio assets, including advisory fees, 12b-1 distribution expenses, and other expenses.

To help limit fund expenses, Pacific Life has contractually agreed to waive all or part of its investment advisory fees or otherwise reimburse each portfolio for its operating expenses (including organizational expenses, but not including advisory fees; 12b-1 distribution expenses; additional costs associated with foreign investing (including foreign taxes on dividends, interest, or gains); interest (including commitment fees); taxes; brokerage commissions and other transactional expenses; extraordinary expenses such as litigation expenses; other expenses not incurred in the ordinary course of business; and expenses of counsel or other persons or services retained by the fund’s independent trustees) that exceed an annual rate of 0.10% of its average daily net assets. Such waiver or reimbursement is subject to repayment to Pacific Life, for a period of time as permitted under regulatory and/or accounting standards (currently 3 years), to the extent such expenses fall below the 0.10% expense cap in future years. Any amounts repaid to Pacific Life will have the effect of increasing such expenses of the portfolio, but not above the 0.10% expense cap. There is no guarantee that Pacific Life will continue to cap expenses after April 30, 2005.

PACIFIC SELECT ACCUMULATOR BASICS

Pacific Select Accumulator is a flexible premium variable life insurance policy that insures the life of one person and pays death benefit proceeds after that person has died.

When you buy a Pacific Select Accumulator life insurance policy, you’re entering into a contract with Pacific Life Insurance Company. Your contract with us is made up of your application, your policy, applications to change or reinstate the policy, any amendments, riders or endorsements to your policy, and specification pages.

Policy amendments and endorsements are a part of your policy and confirm changes you or we make to the policy.

Specification pages summarize information specific to your policy at the time the policy is issued.

Riders provide extra benefits, some at additional cost. Not all riders are available in every state, and some riders may only be added when you apply for your policy.	When we approve your signed application, we’ll issue your policy. If your application does not meet our underwriting and administrative requirements, we can reject it or ask you for more information. Once we receive your first premium payment, the policy has been delivered to you and any contractual and administrative requirements have been met, we’ll consider your policy to be in force. Our obligations under the policy begin when the policy is in force and has been delivered to you.

Your policy will be in force until one of the following happens:

• the person insured by the policy dies

• the grace period expires and your policy lapses, or

• you surrender your policy.

If your policy is not in force when the person insured by the policy dies, we are not obligated to pay the death benefit proceeds to your beneficiary.

Owners, person insured by the policy, and beneficiaries

Please consult your financial advisor or a lawyer about designating ownership interests.

If you would like to change the owner of your policy, please contact us or your registered representative for a change of owner form. We can process the change only if we receive your instructions in writing.	Owners
The owner is the person named on the application who makes the decisions about the policy and its benefits while it’s in force. You can own a policy by yourself or with someone else. Two or more owners are called joint owners. You need the signatures of all owners for all policy transactions.

If one of the joint owners dies, the surviving owners will hold all rights under the policy. If the last joint owner dies, his or her estate will own the policy unless you’ve given us other instructions.

You can change the owner of your policy by completing a change of owner form. Once we’ve received and recorded your request, the change will be effective as of the day you signed the change of owner form.

PACIFIC SELECT ACCUMULATOR BASICS

Risk classes are usually based on gender, health and whether or not the insured smokes. Most insurance companies use similar risk classification criteria.	Person insured by the policy
This policy insures the life of one person who is age 90 or younger at the time you apply for your policy, and who has given us satisfactory evidence of insurability. We refer to this person as the insured. The policy pays death benefit proceeds after the insured has died.

The insured is assigned an underwriting or insurance risk class which we use to calculate cost of insurance and other charges. We use the medical or paramedical underwriting method to assign underwriting or insurance risk classes, which may require a medical examination.

When we refer to age throughout this prospectus, we’re using the word as we’ve defined it here, unless we tell you otherwise.	When we use a person’s age in policy calculations, we generally use his or her age as of the nearest policy date, and we add one year to this age on each policy anniversary date. For example, when we talk about someone “reaching age 100”, we’re referring to the policy anniversary date closest to that person’s 100th birthday, not to the day when he or she actually turns 100.

Beneficiaries
The beneficiary is the person, people, entity or entities you name to receive the death benefit proceeds. Here are some things you need to know about naming beneficiaries:

• You can name one or more primary beneficiaries who each receive an equal share of the death benefit proceeds unless you tell us otherwise. If one beneficiary dies, his or her share will pass to the surviving primary beneficiaries in proportion to the share of the proceeds they’re entitled to receive, unless you tell us otherwise.

If you would like to change the beneficiary of your policy, please contact us or your registered representative for a change of beneficiary form. We can process the change only if we receive your instructions in writing.	• You can also name a contingent beneficiary for each primary beneficiary you name. The contingent beneficiary will receive the death benefit proceeds if the primary beneficiary dies.

• You can choose to make your beneficiary permanent (sometimes called irrevocable). You cannot change a permanent beneficiary’s rights under the policy without his or her permission.

If none of your beneficiaries is still living when the death benefit proceeds are payable, you as the policy owner will receive the proceeds. If you’re no longer living, the proceeds will go to your estate.

You can change your beneficiary at any time while the insured is still living, and while the policy is in force. The change will be effective as of the day you signed the change of beneficiary form.

Policy date, monthly payment date, policy anniversary date In Massachusetts, the policy date is known as the issue date.	Your policy date
This is usually the day we approve your policy application. It’s also the beginning of your first policy year. Your policy’s monthly, quarterly, semi-annual and annual anniversary dates are based on your policy date.

The policy date is set so that it never falls on the 29th, 30th or 31st of any month. We’ll apply your first premium payment as of your policy date or as of the day we receive your premium, whichever is later.

Backdating your policy
In Ohio, your policy can be backdated only three months.	You can have your policy backdated up to six months, as long as we approve it. Backdating in some cases may lower your cost of insurance rates since these rates are based on the age of the insured. Your first premium payment must cover the premium load and monthly charges for the period between the backdated policy date and the day your policy is issued.

Re-dating your policy
Once your policy is issued, you may request us to re-date your policy to the date it is delivered to you, or the date we receive the initial premium, if earlier than the delivery date. Re-dating will only be allowed back to the date money is received on your policy. If your delivery date is the 29th, 30th or 31st of any month, the policy will be dated the 28th of that month.

It may be disadvantageous to request that the policy be re-dated. A new policy date may cause the insured’s age for insurance purposes to change and the cost of insurance rates to increase. It will also affect events based on time elapsed since policy date, such as suicide and contestable clauses and surrender charge periods.

We will not re-date policies that are issued with a temporary insurance premium, initial premium, or funds from an IRC Section 1035 exchange.

Your monthly payment date
This is the day we deduct the monthly charges from your policy’s accumulated value. The first monthly payment date is your policy date, and it’s the same day each month thereafter. Monthly charges are explained in the section called Your policy’s accumulated value.

Your policy anniversary date
This is the same day as your policy date every year after we issue your policy. A policy year starts on your policy date and each anniversary date, and ends on the day before the next anniversary date.

PACIFIC SELECT ACCUMULATOR BASICS

Understanding policy expenses and cash flow (including fees and charges of fund portfolios)

The chart to the right illustrates how cash normally flows through a Pacific Select Accumulator policy.

Under a flexible premium life insurance policy, you have the flexibility to choose the amount and frequency of your premium payments. You must, however, pay enough premiums to cover the ongoing cost of policy benefits.

Investment earnings will increase your policy’s accumulated value, while investment losses will decrease it. The premium payments you’ll be required to make to keep your policy in force will be influenced by the investment results of the investment options you choose.

The dark shaded boxes show the fees and expenses you pay directly or indirectly under your policy.

In some states we’ll hold your net premium payments in the Money Market investment option until the free look transfer date. Please turn to Your right to cancel for details.

Statements and reports we’ll send you	We send the following statements and reports to policy owners:

• a confirmation for many financial transactions, usually including premium payments and transfers, loans, loan repayments, withdrawals and surrenders. Monthly deductions and scheduled transactions made under the dollar cost averaging, portfolio rebalancing and first year transfer programs are reported on your quarterly policy statement.

• a quarterly policy statement. The statement will tell you the accumulated value of your policy by investment options, cash surrender value, the amount of the death benefit, the policy’s face amount, and any outstanding loan amount. It will also include a summary of all transactions that have taken place since the last quarterly statement, as well as any other information required by law.

• supplemental schedules of benefits and planned periodic premiums. We’ll send these to you if you change your policy’s face amount or change any of the policy’s other benefits.

• financial statements, at least annually or as required by law, of the separate account and Pacific Select Fund, that include a listing of securities for each portfolio of the Pacific Select Fund.

Your right to cancel

There are special rules for the free look period in certain states. Here are some examples:

• In California the free look period ends 30 days after you receive your policy if you’re 60 years old or over or if you’re replacing another life insurance policy.

• In Colorado the free look period ends after 15 days.

• In North Dakota the free look period ends after 20 days.

Please call us or your registered representative if you have questions about your right to cancel your policy.	Your policy provides a free look period once it is in force. During the free look period, you have the right to cancel (or refuse) your policy and return it to us or your registered representative for a refund.

You’ll find a complete description of the free look period that applies to your policy on the policy’s cover sheet, or on a notice that accompanied your policy. Generally, the free look period ends 10 days after you receive your policy. Some states may have a different free look period if you are replacing another life insurance policy.

The amount of your refund may be more or less than the premium payments you’ve made, depending on the state where you signed your application. We’ll always deduct any outstanding loan amount from the amount we refund to you.

In most states, your refund will be based on the accumulated value of your policy. In these states, we’ll allocate your net premiums to the investment options you’ve chosen. If you exercise your right to cancel, your refund will be:

• any charges or taxes we’ve deducted from your premiums
• the net premiums allocated to the fixed options
• the accumulated value allocated to the variable investment options
• any monthly charges and fees we’ve deducted from your policy’s accumulated value in the variable investment options.

In some states we’re required to refund the premium payments you’ve made. If you sign your application in one of these states, we’ll hold the net premiums in the Money Market investment option until the free look transfer date. On that day, we’ll transfer the accumulated value in the Money Market investment option to the investment options you’ve chosen.

The free look transfer date is the latest of the following:

• 15 days after we issue your policy

• when we consider your policy to be in force.

PACIFIC SELECT ACCUMULATOR BASICS

California insureds age 60 and over

For policies issued in the state of California, if the insured is age 60 or older as of the policy effective date, the policy’s free look period is 30 days from date of delivery. During the 30-day free look period, we’ll hold the net premiums in the Money Market investment option. On the day following the end of the 30-day free look period, we’ll automatically transfer the accumulated value in the Money Market investment option to the investment options you’ve chosen. This automatic transfer to your investment option allocation choices is excluded from the transfer limitations described later in this prospectus.

If you exercise your right to cancel your policy during the 30-day free look period, we will refund the premium payments you’ve made, less any outstanding loan amount.

You may specifically direct that, during the 30-day free look period, all net premiums received by us be immediately allocated to the investment options according to your most recent allocation instructions. You may do this:

• on your application
• in writing any time prior to the end of the 30-day free look period.

If you specifically request your net premiums be immediately allocated to the investment options, and you exercise your right to cancel your policy during the 30-day free look period, the amount of your refund may be more or less than the premium payments you’ve made. Your refund will be calculated as of the day we or your registered representative receive your request and the policy. The refund will be:

• any charges or taxes we’ve deducted from your premiums
• the net premiums allocated to the fixed options
• the accumulated value allocated to the variable investment options
• any monthly charges and fees we’ve deducted from your policy’s accumulated value in the variable investment options.

Timing of payments, forms and requests

A business day, called a valuation date in your policy, is any day that the New York Stock Exchange and our life insurance operations center are open. It usually ends at 4:00 p.m. Eastern time.

The New York Stock Exchange and our life insurance operations center are usually closed on weekends and on the following days:

• New Year’s Day, Martin Luther King, Jr. Day, President’s Day, Good Friday, Memorial Day, July Fourth, Labor Day, Thanksgiving Day and Christmas Day,

and

• the Friday before New Years Day, July Fourth or Christmas Day if that holiday falls on a Saturday

• the Monday following New Year’s Day, July Fourth or Christmas Day if that holiday falls on a Sunday unless unusual business conditions exist, such as the ending of a monthly or yearly accounting period.

Call us or contact your registered representative if you have any questions about the proper form required for a request.

To request payment of death benefit proceeds, send us proof of death and payment instructions.	Effective date
Once your policy is in force, the effective date of payments, forms and requests you send us is usually determined by the day and time we receive the item in proper form at the mailing address that appears on the back cover of this prospectus.

Planned periodic premium payments, loan requests, transfer requests, loan payments or withdrawal or surrender requests that we receive in proper form on a business day before the time of the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time, will normally be effective as of the end of that day, unless the transaction is scheduled to occur on another business day. If we receive your payment or request at or after the time of the close of the New York Stock Exchange on a business day, your payment or request will be effective as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we’ll process it as of the end of the next business day.

Other forms, notices and requests are normally effective as of the next business day after we receive them in proper form, unless the transaction is scheduled to occur on another business day. Change of owner and beneficiary forms are effective as of the day you sign the change form, once we receive them in proper form.

Proper form
We’ll process your requests once we receive all letters, forms or other necessary documents, completed to our satisfaction. Proper form may require, among other things, a signature guarantee or some other proof of authenticity. We do not generally require a signature guarantee, but we may ask for one if it appears that your signature has changed, if the signature does not appear to be yours, if we have not received a properly completed application or confirmation of an application, or for other reasons to protect you and us.

When we make payments and transfers
We’ll normally send the proceeds of transfers, withdrawals, loans, surrenders, exchanges and death benefit payments within seven days after the effective date of the request in proper form. We may delay payments and transfers, or the calculation of payments and transfers based on the value in the variable investment options under unusual circumstances, for example, if:

• the New York Stock Exchange closes on a day other than a regular holiday or weekend

• trading on the New York Stock Exchange is restricted

• an emergency exists as determined by the SEC, as a result of which the sale of securities is not practicable, or it is not practicable to determine the value of a variable account’s assets, or

• the SEC permits a delay for the protection of policy owners.

We may delay transfers and payments from the fixed options, including the proceeds from withdrawals, surrenders and loans, for up to six months. We’ll pay interest at an annual rate of at least 2.5% on any withdrawals or surrender proceeds from the fixed options that we delay for 30 days or more.

We pay interest at an annual rate of at least 2.5% on death benefit proceeds, calculated from the day the insured dies to the day we pay the proceeds.

PACIFIC SELECT ACCUMULATOR BASICS

Telephone and electronic transactions Please ask your registered representative for more information regarding electronic transactions.	As long as we have your signed authorization form on file, you may give us instructions regarding the following policy transactions by telephone or electronically through our website:

• change your premium allocations

• make transfers between investment options

• give us instructions regarding the dollar cost averaging or portfolio rebalancing programs

• request a policy loan (by telephone only).

Certain registered representatives are able to give us instructions electronically if authorized by you. You may appoint your registered representative to give us instructions on your behalf by completing and filing a telephone and electronic authorization form with us.

Here are some things you need to know about telephone and electronic transactions:

• You must complete a telephone and electronic authorization form.

• If your policy is jointly owned, all joint owners must sign the telephone and electronic authorization. We’ll take instructions from any owner or anyone you appoint.

• We may use any reasonable method to confirm that your telephone or electronic instructions are genuine. For example, we may ask you to provide personal identification or we may record all or part of the telephone conversation. We may refuse any transaction request made by telephone or electronically.

We’ll send you a written confirmation of each telephone and electronic transaction.

Sometimes, you may not be able to make loans or transfers by telephone or electronically, for example, if our telephone lines or our website are busy because of unusual market activity or a significant economic or market change, or our telephone lines or the Internet are out of service during severe storms or other emergencies. In these cases, you can send your request to us in writing, or call us the next business day or when service has resumed.

When you send us your telephone and electronic authorization form, you agree that:

• we can accept and act upon instructions you or anyone you appoint give us over the telephone or electronically

• neither we, any of our affiliates, the Pacific Select Fund, or any director, trustee, officer, employee or agent of ours or theirs will be liable for any loss, damages, cost or expenses that result from transactions processed because of a request by telephone or submitted electronically that we believe to be genuine, as long as we have followed our own procedures

• you bear the risk of any loss that arises from your right to make loans or transfers over the telephone or electronically.

THE DEATH BENEFIT

We’ll pay death benefit proceeds to your beneficiary after the insured dies while the policy is still in force. Your beneficiary generally will not have to pay federal income tax on death benefit proceeds.

Your policy’s initial amount of insurance coverage is its initial face amount. We determine the face amount based on instructions provided in your application.

The minimum face amount when a policy is issued is usually $50,000.

You’ll find your policy’s face amount, which includes any increases or decreases, in the specification pages in your policy.	This policy offers three death benefit options, Options A, B and C. The option you choose will generally depend on which is more important to you: a larger death benefit or building the accumulated value of your policy.

This policy offers two ways to calculate the guideline minimum death benefit: the cash value accumulation test and the guideline premium test. These are called death benefit qualification tests. The test you choose will generally depend on the amount of premiums you want to pay.

Here are some things you need to know about the death benefit:

• You choose your death benefit option and death benefit qualification test on your policy application.

• If you do not choose a death benefit option, we’ll assume you’ve chosen Option A.

• If you do not choose a death benefit qualification test, we’ll assume you’ve chosen the guideline premium test.

• The death benefit will always be the greater of the death benefit under the option you choose or the guideline minimum death benefit, calculated using the death benefit qualification test you’ve chosen.

• The death benefit will never be lower than the face amount of your policy if you’ve chosen Option A or B. The death benefit proceeds will always be reduced by any outstanding loan amount.

• We’ll pay the death benefit proceeds to your beneficiary when we receive proof of the insured’s death.

Choosing your death benefit option	You can choose one of the following three options for the death benefit on your application.

Option A – the face amount of your policy	Option B – the face amount of your policy plus its accumulated value.

The death benefit changes as your policy’s accumulated value changes. The better your investment options perform, the larger the death benefit will be.

Option C – the face amount of your policy plus the total premiums you’ve paid minus any withdrawals or distributions made.

The more premiums you pay and the less you withdraw, the larger the death benefit will be.

THE DEATH BENEFIT

Choosing a death benefit qualification test The guideline minimum death benefit is the minimum death benefit needed for your policy to qualify as life insurance under Section 7702 of the tax code.	This policy offers two death benefit qualification tests, which we use to calculate the guideline minimum death benefit. You choose one of these tests on your application. Once you choose a test, you cannot change it.

Your death benefit qualification test affects the following:

• premium limitations

• amount of guideline minimum death benefit

• monthly cost of insurance charges

• flexibility to reduce face amount.

There are other limits on premiums you can pay into your policy, which are listed in How premiums work, and described in more detail in the SAI.	Each test determines what the guideline minimum death benefit should be in relation to your policy’s accumulated value. The death benefit determined under either test will be at least equal to the amount required for the policy to qualify as life insurance under the tax code.

Cash value accumulation test
The cash value accumulation test is defined in Section 7702(b) of the tax code.	If you choose the cash value accumulation test, your policy’s guideline minimum death benefit will be the greater of:

• the minimum death benefit amount that’s needed for the policy to qualify as life insurance under the cash value accumulation test in the tax code, or

An example
For a policy that insures a male, age 35 when the policy was issued, with a standard nonsmoking risk class, in Policy Year 6 the guideline minimum death benefit under the cash value accumulation test is calculated by multiplying each $1,000 of accumulated value by a “net single premium factor” of 3.5652.	• 101% of the policy’s accumulated value.

Under this test, a policy’s death benefit must be large enough to ensure that its cash surrender value, as defined in Section 7702 of the tax code (and which is based on accumulated value, among other things), is never larger than the net single premium that’s needed to fund future benefits under the policy. The net single premium under your policy varies according to the insured’s age, sex, and risk class. It’s calculated using an interest rate of at least 4% and the guaranteed mortality charges at the time the policy is issued. We’ll use a higher interest rate if we’ve guaranteed it under your policy.

Guideline premium test
The guideline premium test is defined in Section 7702(a)(2) of the tax code. Death benefit percentages are defined in Section 7702(d) of the tax code.	Under this test, the guideline minimum death benefit is calculated by multiplying your policy’s accumulated value by a guideline premium death benefit percentage. The death benefit percentage is based on the age of the insured, so it varies over time. It is 250% when the insured is age 40 or younger, and reduces as the person gets older. You’ll find a table of death benefit percentages in Appendix C and in your policy.

Before you buy a policy, you can ask us or your registered representative for a personalized illustration that shows you the guideline single premium and guideline level annual premiums.	If you choose the guideline premium test, the total premiums you pay cannot exceed your policy’s guideline premium limit. Your policy’s guideline premium limit is the greater of:

• the guideline single premium or

• the sum of the guideline level annual premiums to date.

If you increase or decrease your coverage, the guideline single or level premiums may be increased or decreased. These changes may be more than proportionate.

Comparing the death benefit qualification tests
The table below shows a general comparison of how features of your policy may be affected by your choice of death benefit qualification test. When choosing between the tests, you should consider:
Net amount at risk is the difference between the death benefit that would be payable if the insured died and the accumulated value of your policy.

Cost of insurance charges are based, among other things, upon your policy’s net amount at risk. See Your accumulated value for more information on how cost of insurance charges are calculated.

Cash value
	accumulation test	Guideline premium test

Premium payments	Allows flexibility to pay more premium [1]	Premium payments are limited under the tax code

Death benefit	Generally higher as policy duration increases	May be higher in early years of policy

Monthly cost of insurance charges	May be higher, if the death benefit is higher	May be lower, except perhaps in early years of policy

Face amount decreases	Will not require return of premium or distribution of accumulated value	May require return of premium or distribution of accumulated value to continue policy as life insurance

[1] Under the cash value accumulation test, if you want to pay a premium that increases the net amount at risk, you will need to provide us with satisfactory evidence of insurability before we can increase the death benefit. In this event, your cost of insurance charges will also increase.

Comparing the death benefit options	The tables below compare the death benefits provided by the policy’s three death benefit options. The examples are intended only to show differences in death benefits and net amounts at risk. Accumulated value assumptions may not be realistic.

The example below is based on the following:

• the insured is age 35 at the time the policy was issued and dies at the beginning of the sixth policy year

• face amount is $100,000

• accumulated value at the date of death is $25,000

• total premium paid into the policy is $30,000

• the guideline minimum death benefit under the guideline premium test is $62,500 (assuming a guideline premium test factor of 250% x accumulated value)

• the guideline minimum death benefit under the cash value accumulation test is $89,130 (assuming a net single premium factor of $3.5652 for each $1,000 of accumulated value).

		If you select the guideline premium test, the death benefit is the larger of these two amounts

Death benefit option	How it’s calculated	Death benefit under the option	Guideline minimum death benefit	Net amount at risk used for cost of insurance charge

Option A	Face amount	$100,000	$62,500	$74,794.42
Option B	Face amount plus
	accumulated value	$125,000	$62,500	$99,743.03
Option C	Face amount plus
	premiums less distributions	$130,000	$62,500	$104,732.75

THE DEATH BENEFIT

		If you select the guideline premium test, the death benefit is the larger of these two amounts

Death benefit option	How it’s calculated	Death benefit under the option	Guideline minimum death benefit	Net amount at risk used for cost of insurance charge

Option A	Face amount	$100,000	$89,130	$74,794.42
Option B	Face amount plus
	accumulated value	$125,000	$89,130	$99,743.03
Option C	Face amount plus
	premiums less distributions	$130,000	$89,130	$104,732.75

If the death benefit equals the guideline minimum death benefit, any increase in accumulated value will cause an automatic increase in the death benefit.	Here’s the same example, but with an accumulated value of $75,000. Because accumulated value has increased, the guideline minimum death benefit is now:

• $187,500 for the guideline premium test

• $267,390 for the cash value accumulation test.

		If you select the guideline premium test, the death benefit is the larger of these two amounts

Death benefit option	How it’s calculated	Death benefit under the option	Guideline minimum death benefit	Net amount at risk used for cost of insurance charge

Option A	Face amount	$100,000	$187,500	$112,114.54
Option B	Face amount plus
	accumulated value	$175,000	$187,500	$112,114.54
Option C	Face amount plus
	premiums less distributions	$130,000	$187,500	$112,114.54

		If you select the guideline premium test, the death benefit is the larger of these two amounts

Death benefit option	How it’s calculated	Death benefit under the option	Guideline minimum death benefit	Net amount at risk used for cost of insurance charge

Option A	Face amount	$100,000	$267,390	$191,840.31
Option B	Face amount plus
	accumulated value	$175,000	$267,390	$191,840.31
Option C	Face amount plus
	premiums less distributions	$130,000	$267,390	$191,840.31

These examples show that each death benefit option provides a different level of protection. Keep in mind that cost of insurance charges, which affect your policy’s accumulated value, increase with the amount of the death benefit, as well as over time. The cost of insurance is charged at a rate per $1,000 of the discounted net amount at risk. As the net amount at risk increases, your cost of insurance increases. Accumulated value also varies depending on the performance of the investment options in your policy.

When we pay the death benefit

Your beneficiary can choose to receive the death benefit proceeds in a lump sum or use it to buy an income benefit. Please see the discussion about income benefits in General information about your policy.

It is important that we have a current address for your beneficiary so that we can pay death benefit proceeds promptly. If we cannot pay the proceeds to your beneficiary within five years of the death of the insured, we’ll be required to pay them to the state.	We calculate the amount of the death benefit proceeds as of the end of the day the insured dies. If the insured dies on a day that is not a business day, we calculate the proceeds as of the next business day.

Your policy’s beneficiary must send us proof that the insured died while the policy was in force, along with payment instructions.

Death benefit proceeds equal the total of the death benefits provided by your policy and any riders you’ve added, minus any outstanding loan amount, minus any overdue charges.

We’ll pay interest at an annual rate of at least 2.5% on the death benefit proceeds, calculated from the day the insured dies to the day we pay the proceeds. In some states we may pay a higher rate of interest if required by law.

Changing your death benefit option

We will not change your death benefit option if it means your policy will be treated as a modified endowment contract, unless you’ve told us in writing that this would be acceptable to you. Modified endowment contracts are discussed in Variable life insurance and your taxes.	You can change your death benefit option while your policy is in force. Here’s how it works:

• You can change the death benefit option once in any policy year.

• You must send us your request in writing.

• You can change to Option A or Option B.

• You cannot change from any death benefit option to Option C.

• The change will become effective on the first monthly payment date after we receive your request. If we receive your request on a monthly payment date, we’ll process it that day.

• We may charge you a fee of up to $100 each time you request to change your death benefit option.

• The face amount of your policy will change by the amount needed to make the death benefit under the new option equal the death benefit under the old option just before the change. We will not let you change the death benefit option if doing so means the face amount of your policy will become less than $50,000.

• Changing the death benefit option can also affect the monthly cost of insurance charge since this charge varies with the net amount at risk.

• The new death benefit option will be used in all future calculations.

THE DEATH BENEFIT

Changing the face amount

If you change the face amount, we’ll send you a supplemental schedule of benefits and premiums.

If your policy’s death benefit is equal to the guideline minimum death benefit, and the net amount at risk is more than three times the death benefit on the policy date, we may reduce the death benefit by requiring you to make a withdrawal from your policy.

If we require you to make a withdrawal, we will not charge you our usual $25 withdrawal fee, but the withdrawal may be taxable. Please turn to Withdrawals, surrenders and loans for information about making withdrawals.	You can increase or decrease your policy’s face amount starting on the first policy anniversary as long as we approve it. Here’s how it works:

• You can change the face amount as long as the insured is still living.

• You can only change the face amount once in any policy year.

• You must send us your request in writing while your policy is in force.

• Unless you request otherwise, the change will become effective on the first monthly payment date after we receive your request. If we receive your request on a monthly payment date, we’ll process it that day.

• The insured will also need to agree to the change in face amount, if you are not the insured.

• Increasing the face amount may increase the death benefit, and decreasing the face amount may decrease the death benefit. The amount the death benefit changes will depend, among other things, on the death benefit option you’ve chosen and whether, and by how much, the death benefit is greater than the face amount before you make the change.

• Changing the face amount can affect the net amount at risk, which affects the cost of insurance charge. An increase in the face amount may increase the cost of insurance charge, while a decrease may decrease the charge.

• We can refuse your request to make the face amount less than $50,000.

Increasing the face amount

Coverage segment refers separately to the initial face amount and any increase in face amount.	Here are some additional things you should know about increasing the face amount:

• You must give us satisfactory evidence of insurability.

• Each increase you make to the face amount must be $25,000 or more.

• We may charge you a fee of up to $100 for each increase. We deduct the fee on the day the increase is effective from all of your investment options in proportion to the accumulated value you have in each option.

• Each increase in face amount will have an associated cost of insurance rate, mortality and expense risk face amount charge, surrender charge and maximum surrender charge.

Decreasing the face amount may affect your policy’s tax status. To ensure your policy continues to qualify as life insurance, we might be required to return part of your premium payments to you if you’ve chosen the guideline premium test, or make distributions from the accumulated value, which may be taxable.

For more information, please see Variable life insurance and your taxes.	Decreasing the face amount

Here are some additional things you should know about decreasing the face amount:

• The initial face amount and any additional coverage segment are eligible for decrease on or after the fifth anniversary of its effective date.

• We’ll apply any decrease in the face amount to eligible coverage segments in the following order:

  • to the most recent eligible increases you made to the face amount

  • to the initial face amount.

• We do not charge you for a decrease in face amount.

• We can refuse your request to decrease the face amount if making the change means:
 • your policy will end because it no longer qualifies as life insurance
 • the distributions we’ll be required to make from your policy’s accumulated value will be greater than your policy’s net cash surrender value
• your policy will become a modified endowment contract and you have not told us in writing that this is acceptable to you.

Optional riders

Ask your registered representative for more information about the riders available with the policy, or about other kinds of life insurance policies offered by Pacific Life.

There may be tax consequences if you exercise your rights under the Accelerated living benefits rider. Please see Variable life insurance and your taxes for more information.

Samples of the provisions for the extra optional benefits are available from us upon written request.	There are seven optional riders that provide extra benefits, some at additional cost. Not all riders are available in every state, and some riders may only be added when you apply for your policy.

• Accidental death rider
Provides additional insurance coverage in the event of the accidental death of the insured.

• Children’s term rider
Provides term insurance for the children of the insured.

• Annual renewable and convertible term rider
Provides annual renewal term insurance on members of the insured’s immediate family.

• Guaranteed insurability rider
Gives the right to buy additional insurance on the life of the insured on certain specified dates without proof of insurability.

• Waiver of charges rider
Waives certain charges if the insured becomes totally disabled before age 60.

• Accelerated living benefits rider
Gives the policy owner access to a portion of the policy’s death benefit if the insured has been diagnosed with a terminal illness resulting in a life expectancy of six months or less (or longer than six months in some states).

• Disability benefit rider
Provides a monthly addition to the policy’s accumulated value when the insured has a qualifying disability, until he or she reaches age 65.

We’ll add any rider charges to the monthly charge we deduct from your policy’s accumulated value.

More detailed information regarding each rider appears in the SAI.

THE DEATH BENEFIT

Things to keep in mind
We offer other variable life insurance policies which provide insurance protection on the life of one person or the lives of two people. The loads and charges on these policies may be different. Combining a policy and a rider, however, may be more economical than adding another policy. It may also be more economical to provide an amount of insurance coverage through a policy alone. Many life insurance policies have some flexibility in structuring the face amount, the death benefit, and premium payments in targeting the cash values based on your particular needs.

Ultimately, individual needs and objectives vary, and they may change through time. It is important that you consider your goals and options carefully. You should discuss your insurance needs and financial objectives with your registered representative before purchasing any life insurance product. You should also consider a periodic review of your coverage with your registered representative.

HOW PREMIUMS WORK

Your policy gives you the flexibility to choose the amount and frequency of your premium payments within certain limits. Each premium payment must be at least $50.

The amount, frequency, and period of time over which you make premium payments may affect whether your policy will be classified as a modified endowment contract, or no longer qualifies as life insurance for tax purposes. See Variable life insurance and your taxes for more information.	We deduct a premium load from each premium payment, and then allocate your net premium to the investment options you’ve chosen. Depending on the performance of your investment options, and on how many withdrawals, loans or other policy features you’ve taken advantage of, you may need to make additional premium payments to keep your policy in force. We reserve the right to accept premium payments in amounts less than $50.

If we do not receive your first premium payment within 20 days after we issue your policy, we can cancel the policy and refund any partial premium payment you’ve made. We may waive the 20 day requirement in some cases.

Planned periodic premium payments

Even if you pay all your premiums when they’re scheduled, your policy could lapse if the accumulated value, less any outstanding loan amount, is not enough to pay your monthly charges. Turn to Your policy’s accumulated value for more information.	You can schedule the amount and frequency of your premium payments. We refer to scheduled premium payments as your planned periodic premium. Here’s how it works:

• On your application, you choose a fixed amount of at least $50 for each premium payment.

• You indicate whether you want to make premium payments annually, semi-annually, or quarterly. You can also choose monthly payments using our monthly electronic funds transfer plan, which is described below.

• We send you a notice to remind you of your scheduled premium payment (except for monthly electronic funds transfer plan payments, which are paid automatically). If you own more than one policy, we’ll send one notice – called a listbill – that reminds you of your payments for all of your policies. You can choose to receive the listbill every month. While you do not have to make the premium payments you’ve scheduled, not making a premium payment may have an impact on any financial objectives you may have set for your policy’s accumulated value and death benefit, and could cause your policy to lapse.

• We’ll treat any payment you make during the life of your policy as a loan repayment, not as a premium payment, unless you tell us otherwise. When a payment, or any portion of it, exceeds your outstanding loan amount, we’ll treat it as a premium payment.

Paying your premium	Premium payments must be made in a form acceptable to us before we can process it. You may pay your premium:
• by personal check, drawn on a U.S. bank
• by cashier’s check, if it originates in a U.S. bank
• by third party check, when there is a clear connection of the third party to the underlying transaction
• wire transfers that originate in U.S. banks.

We will not accept premium payments in the following forms:
• cash
• credit card or check drawn against a credit card account
• money order or traveler’s checks
• cashier’s check drawn on a non-U.S. bank, even if the payment may be effected through a U.S. bank
• third party check, if there is not a clear connection of the third party to the underlying transaction
• wires that originate from foreign bank accounts.

HOW PREMIUMS WORK

All unacceptable forms of premium payments will be returned to the payor along with a letter of explanation. We reserve the right to reject or accept any form of payment. If you make premium payments or loan repayments by electronic funds transfer or by check other than a cashier’s check, your payment of any withdrawal proceeds and any refund during the free look period may be delayed until we receive confirmation in our administrative office that your payment has cleared.

Monthly electronic funds transfer plan
Once you’ve made your first premium payment, you can make monthly premium payments using our electronic funds transfer plan. Here’s how it works:

• you authorize us to withdraw a specified amount from your checking account each month

• you can choose any day between the 4th and 28th of the month

• if you do not specify a day for us to make the withdrawal, we’ll withdraw the premium payment on your policy’s monthly anniversary. If your policy’s monthly anniversary falls on the 1st, 2nd or 3rd of the month, we’ll withdraw the payment on the 4th of each month.

Deductions from your premiums Your net premium is your premium payment less the premium load.	We deduct a premium load of 6.35% from each premium payment you make.

This charge helps pay for the cost of distributing our policies, and is also used to pay state and local premium taxes, any other taxes that may be imposed, and to compensate us for certain costs or lost investment opportunities resulting from our amortization and delayed recognition of certain policy acquisition expenses for federal income tax purposes.

We reserve the right to increase the premium load if there is an increase in our costs associated with any federal, state or local taxes. Like other policy charges, we may profit from the premium load and may use these profits for any purpose, such as the payment of distribution and administrative expenses. We will notify you in advance if we change our current load rate.

Allocating your premiums There are special restrictions when allocating premiums to the Fixed LT account. Please turn to Your investment options for more information about the investment options.	We generally allocate your net premiums to the investment options you’ve chosen on your application on the day we receive them. We currently limit your allocations to 20 investment options at one time.

When we allocate your first premium depends on the state where you signed your policy application. If you signed your application in a state that requires us to return the premiums you’ve paid if you exercise your free look right, we’ll hold your net premiums in the Money Market investment option until the free look transfer date, and then transfer them to the investment options you’ve chosen.

If you signed your application in a state that requires refunds to be based on accumulated value if you exercise your free look right, we allocate net premiums to the investment options you’ve chosen on the day we receive them or your policy date, if later.

Portfolio optimization is an asset allocation service that we offer at no additional charge for use within your policy. Asset allocation refers to the manner that investments are distributed among asset classes to help attain an investment goal. For your policy, portfolio optimization can help with decisions about how you should allocate your accumulated value among available investment options. The theory behind portfolio optimization is that diversification among asset classes can help reduce volatility over the long term.	Portfolio optimization
The service. As part of our portfolio optimization service, we have developed several asset allocation models (portfolio optimization models or models), each based on different profiles of an investor’s willingness to accept investment risk. If you decide to subscribe to the portfolio optimization service and select one of the portfolio optimization models, your initial net premium payment (in the case of a new application) or accumulated value, as applicable, will be allocated to the investment options according to the model you select. Subsequent net premium payments will also be allocated accordingly, unless you instruct us otherwise in writing. If you choose, you can rebalance your accumulated value quarterly, semi-annually, or annually, to maintain the current allocations of your portfolio optimization model, since changes in the net asset values of the underlying portfolios in each model will alter your asset allocation over time. If you also allocate part of your net premium payment or accumulated value that is not currently included in your model and you elect periodic rebalancing, such amounts will not be considered when rebalancing. If you subscribe to portfolio optimization and elect periodic rebalancing, only the investment options within your model will be rebalanced.

For more information on our role as investment adviser for the portfolio optimization service, please see our brochure from our Form ADV, the SEC investment adviser registration form, which will be delivered to you at the time you subscribe to the portfolio optimization service. Please contact us if you would like to receive a copy of this brochure.	If you subscribe to portfolio optimization, we will serve as your investment adviser for the service solely for purposes of development of the portfolio optimization models and periodic updates of the models.

On a periodic basis (typically annually) or when Pacific Life believes appropriate, the portfolio optimization models are evaluated and the models are updated, as discussed below. If you subscribe to portfolio optimization, we will automatically reallocate your accumulated value or net premium payments, as applicable, in accordance with the model you select as it is updated from time to time based on discretionary authority that you grant to us, unless you instruct us otherwise. In developing and periodically updating the portfolio optimization models, we currently rely on the recommendations of an independent third-party analytical firm. We may change the firm that we use from time to time, or, to the extent permissible under applicable law, use no independent firm at all.

We offer five asset allocation models, each comprised of a carefully selected combination of investment options (reflecting the underlying portfolios of Pacific Select Fund).	The portfolio optimization models. Development of the portfolio optimization models is a two-step process. First, an optimization analysis is performed to determine the breakdown of asset classes. Optimization analysis requires forecasting returns, standard deviations and correlation coefficients of asset classes over the desired investing horizon and an analysis using a state-of-the art program and a statistical analytical technique known as “mean-variance optimization.” Next, after the asset class exposures are known, a determination is made of how available investment options (underlying portfolios) can be used to implement the asset class level allocations. The investment options are selected by evaluating the asset classes represented by the underlying portfolios and combining investment options to arrive at the desired asset class exposures. The portfolio-specific analysis uses historical returns-based style analysis and asset performance and regression and attribution analyses. It may also include portfolio manager interviews. Based on this analysis, investment options are selected in a way intended to optimize potential returns for each model, given a particular level of risk tolerance. This process could, in some cases, result in the inclusion of an investment option in a model based on its specific asset class exposure or other specific optimization factors, even where another investment option may have better historical performance.

Periodic updates of the portfolio optimization model and notices of updates. Each of the portfolio optimization models are evaluated periodically (generally, annually) to assess whether the combination of investment options within each model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the model. As a result of the periodic analysis, each model may change and investment options may be added to a model (including investment options not currently available), or investment options may be deleted from a model.

HOW PREMIUMS WORK

When your portfolio optimization model is updated, we will automatically reallocate your accumulated value and any subsequent net premium payments in accordance with any changes to the model you have selected. This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will automatically change and your accumulated value and any subsequent net premium payments will be automatically reallocated among the investment options in your updated model (independently of any automatic rebalancing you may have selected). We require that you grant us discretionary investment authority to periodically reallocate your accumulated value and any subsequent net premium payments in accordance with the updated version of the portfolio optimization model you have selected, if you wish to participate in portfolio optimization. If your policy was purchased through Smith Barney, now known as Citigroup Global Markets Inc., or through Citicorp Investment Services (Citicorp), you must contact your registered representative if you want to move to a new model after the annual analysis.

When we update the portfolio optimizations models, we will send you written notice of the updated models at least 30 days in advance of the date we intend the updated version of the model to be effective. You should carefully review these notices. If you wish to accept the changes in your selected model, you will not need to take any action, as your accumulated value and any subsequent net premium payments will be reallocated in accordance with the updated model automatically. If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the portfolio optimization service.

Your registered representative can help you determine which model is best suited to your financial needs, investment time horizon, and willingness to accept investment risk. You should periodically review these factors with your registered representative to determine if you should change models to keep up with changes in your personal circumstances.

You may change to a different model at any time with a proper written request or by telephone or electronic instructions provided your completed telephone and electronic authorization form is on file with us.	Selecting a Portfolio Optimization Model. If you choose to subscribe to the portfolio optimization service, you need to determine which portfolio optimization model is best for you. Pacific Life will not make this decision. You should consult with your registered representative on this decision. Your registered representative can assist you in completing the proper forms to subscribe to the portfolio optimization service or to change to a different model. You may, in consultation with your registered representative, utilize analytical tools made available by Pacific Life, including an investor profile questionnaire, which asks questions intended to help you or your registered representative assess your financial needs, investment time horizon, and willingness to accept investment risk. Your responses can be analyzed using the service available on the Pacific Life website. While the information from the Pacific Life website may assist you, it is your decision, in consultation with your registered representative, to select a model or to change to a different model, and Pacific Life bears no responsibility for this decision.

Risks. Although the models are designed to optimize returns given the various levels of risk, there is no assurance that a model portfolio will not lose money or that investment results will not experience volatility. Investment performance of your accumulated value could be better or worse by participating in a portfolio optimization model than if you had not participated. A model may perform better or worse than any single investment option or asset class or other combinations of investment options or asset classes. Model performance is dependent upon the performance of the component investment options (and their underlying portfolios). The timing of your investment and the frequency of automatic rebalancing may affect performance. Your accumulated value will fluctuate, and when redeemed, may be worth more or less than the original cost.

A portfolio optimization model may not perform as intended. Although the models are intended to optimize returns given various levels of risk tolerance, portfolio, market and asset class performance may differ in the future from the historical performance and assumptions upon which the models are based, which could cause the models to be ineffective or less effective in reducing volatility.

Periodic updating of the portfolio optimization models can cause the underlying portfolios to incur transactional expenses to raise cash for money flowing out of the portfolios or to buy securities with money flowing into the portfolios. These expenses can adversely affect performance of the pertinent portfolios and the models.

Pacific Life may be subject to competing interests that have the potential to influence its decision making with regard to portfolio optimization. For example, one portfolio may provide a higher advisory fee to Pacific Life than another portfolio, and provide Pacific Life with incentive to use the portfolio with the higher fee as part of a portfolio optimization model. In addition, Pacific Life may believe that certain portfolios may benefit from additional assets or could be harmed by redemptions. As adviser to Pacific Select Fund, we monitor performance of the portfolios, and may, from time to time, recommend to the Pacific Select Fund’s Board of Trustees a change in portfolio management firm or strategy or the closure or merger of a portfolio, all of which could impact a model. All Pacific Select Fund portfolios are analyzed by the independent third-party analytical firm. We do not dictate to the third party analytical firm the number of portfolios in a model, the percent that any portfolio represents in a model, or which portfolios may be selected (other than to require exclusion of any portfolio that is expected to be liquidated, merged into another portfolio, or otherwise closed). We believe our reliance on the recommendations of an independent third-party analytical firm to develop and update the models (as described above) reduces or eliminates the potential for us to be influenced by these competing interests, but there can be no assurance of this.

Pacific Life is under no contractual obligation to continue this service and has the right to terminate or change the portfolio optimization service at any time.

Limits on the premium payments you can make	We will not accept premium payments after the person insured by the policy reaches age 100.

Federal tax law puts limits on the amount of premium payments you can make in relation to your policy’s death benefit. These limits apply in the following situations:

• If you’ve chosen the guideline premium test as your death benefit qualification test and accepting the premium means your policy will no longer qualify as life insurance for federal income tax purposes.

You’ll find a detailed discussion of modified endowment contracts in Variable life insurance and your taxes.	• If applying the premium in that policy year means your policy will become a modified endowment contract.

• If applying the premium payment to your policy will increase the net amount at risk. This will happen if your policy’s death benefit is equal to the guideline minimum death benefit or would be equal to it once we applied your premium payment.

You’ll find more detailed information regarding these situations in the SAI.

YOUR POLICY’S ACCUMULATED VALUE

Accumulated value is used as the basis for determining policy benefits and charges.	Accumulated value is the value of your policy on any business day.

We use it to calculate how much money is available to you for loans and withdrawals, and how much you’ll receive if you surrender your policy. It also affects the amount of the death benefit if you choose a death benefit option that’s calculated using accumulated value.

The accumulated value of your policy is not guaranteed – it depends on the performance of the investment options you’ve chosen, the premium payments you’ve made, policy charges and how much you’ve borrowed or withdrawn from the policy.

Calculating your policy’s accumulated value	Your policy’s accumulated value is the total amount allocated to the variable investment options and the fixed options, plus the amount in the loan account.

Please see Taking out a loan for information about loans and the loan account.	We determine the value allocated to the variable investment options on any business day by multiplying the number of accumulation units for each variable investment option credited to your policy on that day, by the variable investment option’s unit value at the end of that day. The process we use to calculate unit values for the variable investment options is described in Your investment options.

Persistency credit	Your policy may be eligible for a persistency credit. Here’s how it works:

Beginning on your 16th policy anniversary and on each policy anniversary thereafter, we may credit your policy with a persistency credit of 0.20% on an annual basis. We calculate the persistency credit amount on your policy’s average accumulated value less any outstanding loan amount on each monthly payment date during the preceding policy year. We add it proportionately to your investment options according to your most recent allocation instructions.

Beginning on your 21st policy anniversary, we may increase your annual persistency credit to 0.35%.

Your policy’s persistency credit is not guaranteed, and we may discontinue the program at any time.

Monthly deductions

If there is not enough accumulated value to pay the monthly charge, your policy could lapse. The performance of the investment options you choose, not making planned premium payments, or taking out a loan all affect the accumulated value of your policy.

You’ll find a discussion about when your policy might lapse, and what you can do to reinstate it, later in this section.	We deduct a monthly charge from your policy’s accumulated value in the investment options each monthly payment date.

Unless you tell us otherwise, we deduct the monthly charge from the investment options that make up your policy’s accumulated value, in proportion to the accumulated value you have in each option. This charge is made up of four charges:

Cost of insurance
This charge is for providing you with life insurance protection. Like other policy charges, we may profit from the cost of insurance charge and may use these profits for any lawful purpose such as the payment of distribution and administrative costs.

We deduct a cost of insurance charge based on the cost of insurance rate for your policy’s initial face amount and for each increase you make to the face amount.

There are maximum or guaranteed cost of insurance rates associated with your policy. These rates are shown in your policy’s specification pages. When the insured reaches age 100, the guaranteed cost of insurance rate is zero – in other words, you no longer pay any cost of insurance.

Unisex rates are used in the state of Montana. They are also used when a policy is owned by an employer in connection with employment-related or benefit programs.

Class is determined by a number of factors, including the age, risk classification, smoking status and gender (unless unisex rates are required) of the insured, and the policy date and duration.	The guaranteed rates include the insurance risks associated with insuring one person. They are calculated using 1980 Commissioners Standard Ordinary Mortality Tables or the 1980 Commissioners Ordinary Mortality Table B, which are used for unisex cost of insurance rates. The rates are also based on the age, gender and risk class of the insured unless unisex rates are required.

Our current cost of insurance rates will apply uniformly to all members of the same class. Any changes in the cost of insurance rates will apply uniformly to all members of the same class. These rates generally increase as the person’s age increases, and they vary with the number of years the policy has been in force. Our current rates are lower than the guaranteed rates and they will not exceed the guaranteed rates in the future.

Choosing a guaranteed period
When the policy is issued, we’ll guarantee our current cost of insurance rates for five years for insureds age 85 and younger, and two years for insureds age 86 and older. If the insured is age 65 or younger and in our standard risk class when the policy is issued, you have the option to extend the guaranteed period to ten years. You can only do this when the policy is issued and you cannot change the guaranteed period later.

If you increase the face amount, the cost of insurance rates associated with the increase will have the same guaranteed period that you chose when the policy was issued. This will be effective on the day of the increase. However, if the insured is between ages 65 and 86, or no longer qualifies for our standard risk class on the day of the increase, you’ll receive the five-year guaranteed period. For insureds age 86 and older on the day of the increase, you’ll receive the two-year guaranteed period.

The guaranteed period you choose may affect the accumulated value and the initial face amount of your policy, as well as the amount of premium you can pay. The five-year guaranteed period will provide for higher guideline premium and seven-pay premium limits which, if paid, provide the potential to accrue a larger accumulated value. The ten-year guarantee period will have lower premium limits, but will provide you with improved guarantees on your cost of insurance rates. You should discuss your insurance needs and financial objectives with your registered representative to help you determine which guaranteed period works best for you.

There is no charge for extending the guaranteed period to ten years.

YOUR POLICY’S ACCUMULATED VALUE

How we calculate cost of insurance

We calculate cost of insurance by multiplying the current cost of insurance rate by a discounted net amount at risk at the beginning of each policy month.

The discounted net amount at risk used in the cost of insurance calculation is the difference between a discounted death benefit that would be payable if the insured died and the accumulated value of your policy at the beginning of the policy month before the monthly charge is due.

First, we calculate the total net amount at risk for your policy in two steps:

• Step 1: we divide the death benefit that would be payable at the beginning of the policy month by 1.002060.

• Step 2: we subtract your policy’s accumulated value at the beginning of the policy month from the amount we calculated in step 1.

Next, we allocate the net amount at risk in proportion to the face amount of the base policy and each increase that’s in force as of your monthly payment date.

We then multiply the amount of each allocated net amount at risk by the cost of insurance rate for each coverage segment. The sum of these amounts is your cost of insurance charge.

Premiums, net premiums, policy fees and charges, withdrawals, investment performance and fees and expenses of the underlying portfolios may affect your net amount at risk, depending on the option you choose or if your death benefit under the policy is the guideline minimum death benefit.

Administrative charge
We deduct a charge of $7.50 a month to help cover the costs of administering and maintaining our policies. We guarantee that this charge will not increase. When the insured reaches age 100, the administrative charge is zero – in other words, you no longer pay any administrative charge.

An example
For a policy that insures a male non- smoker who is age 35 when the policy is issued, with a face amount of $350,000, the monthly charge for the face amount charge is:

• $98.10 during the first 10 policy years ((($350,000 ÷ 1,000) × 0.246) + $12.00) and

• $12.00 in policy year 11 and thereafter ((($350,000 ÷ 1,000) × 0) + $12.00).

Sample rates for the face amount charge appear in Appendix A.	Face amount charge
We deduct a face amount charge every month to help cover the costs of distributing our policies. Like other policy charges, we may profit from the face amount charge and may use these profits for any lawful purchase such as the payment of administrative costs. The face amount is charged at a rate that is based on the age of the insured on the policy date, the face amount of the policy, and a face amount charge per $1,000 of the initial face amount of your policy plus a flat amount of $12.00. The face amount charge per $1,000 will remain level for 10 policy years, then is reduced in policy year 11 and thereafter. The rates for the face amount charge are shown in Appendix A. We currently do not charge the flat amount of $12.00 in policy years 11 and thereafter.

If you increase the face amount, each increase will have a corresponding face amount charge based on the amount of the increase and the age and risk classification of the insured at the time of the increase. We’ll specify the charge in a supplemental schedule of benefits at the time of the increase. We’ll apply each charge from the day of the increase. If you decrease the face amount, the charge will remain the same.

When the insured reaches age 100, the face amount charge is $0 – in other words, you no longer pay this charge.

Mortality and expense risk asset charge
Mortality risk is the chance that the people insured by policies we’ve issued do not live as long as expected. This means the cost of insurance charges specified in the policies may not be enough to pay out actual claims.

Expense risk is the chance that our actual administrative and operating expenses are more than expenses we expected.

The mortality and expense risk charge helps compensate us for these risks. We guarantee this charge will not increase.

An example For a policy with accumulated value of $30,000 after deducting any outstanding loan amount, the monthly charge for the M&E risk asset charge is $2.49 ($30,000 × 0.0083%).	We deduct a mortality and expense risk asset charge every month at an annual rate of 0.10% (0.0083% monthly) of your policy’s accumulated value in the investment options. For the purposes of this charge, the amount of accumulated value is calculated on the monthly payment date before we deduct the monthly charge, but after we deduct any outstanding loan amount or allocate any new net premiums, withdrawals or loans. When the insured reaches age 100, the annual rate is 0% – in other words, you no longer pay this charge.

Charges for optional riders If you add any riders to your policy, we add any charges for them to your monthly charge.

Lapsing and reinstatement	Your policy will lapse if there is not enough accumulated value, after subtracting any outstanding loan amount, to cover the monthly charge on the day we make the deduction. Your policy’s accumulated value is affected by the following:

• loans or withdrawals you make from your policy

• not making planned premium payments

• the performance of your investment options

• charges under the policy.

If your policy lapses, you could face significant income tax liability in the year of the lapse. Tax issues are described in detail in Variable life insurance and your taxes.	There is no guarantee that your policy will not lapse even if you pay your planned periodic premium.

If there is not enough accumulated value to pay the total monthly charge, we deduct the amount that’s available and send you, and anyone you’ve assigned your policy to, a notice telling you the minimum amount you have to pay to keep your policy in force. This minimum amount is equal to three times the monthly charge that was due on the monthly payment date when there was not enough accumulated value to pay the charge.

We’ll give you a grace period of 61 days from when we send the notice to pay the required premium. Your policy will remain in force during the grace period.

YOUR POLICY’S ACCUMULATED VALUE

Remember to tell us if your payment is a premium payment. Otherwise, we’ll treat it as a loan repayment.	If you do not make the minimum payment If we do not receive your payment within the grace period, your policy will lapse with no value. This means we’ll end your life insurance coverage.

If you make the minimum payment
If we receive your payment within the grace period, we’ll allocate your net premium to the investment options you’ve chosen and deduct the monthly charge from your investment options in proportion to the accumulated value you have in each option.

If your policy is in danger of lapsing and you have an outstanding loan amount, you may find that making the minimum payment would cause the total premiums paid to exceed the maximum amount for your policy’s face amount under tax laws. In that situation, we will not accept the portion of your payment that would exceed the maximum amount. To stop your policy from lapsing, you’ll have to repay a portion of your outstanding loan amount.

How to avoid future lapsing
To stop your policy from lapsing in the future, you may want to make larger or more frequent premium payments if tax laws permit it. Or if you have a loan, you may want to repay a portion of it.

Paying death benefit proceeds during the grace period
If the insured dies during the grace period, we’ll pay death benefit proceeds to your beneficiary. We’ll reduce the payment by any unpaid monthly charges and any outstanding loan amount.

Reinstating a lapsed policy
If your policy lapses, you have five years from the end of the grace period to apply for a reinstatement. We’ll reinstate it if you send us the following:

• a written application

• evidence satisfactory to us that the insured is still insurable

• a premium payment sufficient to keep your policy in force for three months after the day your policy is reinstated

• payment of all unpaid monthly charges that were due in the grace period.

We’ll reinstate your policy as of the first monthly payment date on or after the day we approve the reinstatement. When we reinstate your policy, its accumulated value will be the same as it was on the day your policy lapsed. We’ll allocate it according to your most recent premium allocation instructions.

Reinstating a lapsed policy with an outstanding loan amount
If you had an outstanding loan amount when your policy lapsed, we will not pay or credit interest on it during the period between the lapsing and reinstatement of your policy. There are special rules that apply to reinstating a policy with an outstanding loan amount:

• If we reinstate your policy on the first monthly payment date that immediately follows the lapse, we’ll also reinstate the loan amount that was outstanding the day your policy lapsed.

• If we reinstate your policy on any monthly payment date other than the monthly payment date that immediately follows the lapse, we’ll deduct the outstanding loan amount from your policy’s accumulated value. This means you will no longer have an outstanding loan amount when your policy is reinstated.

YOUR INVESTMENT OPTIONS

This section tells you about the investment options available under your policy and how they work.

You can change your premium allocation instructions by writing or sending a fax. If we have your completed telephone and electronic authorization form on file, you can call us at 1-800-800-7681 or submit a request electronically through your appointed agent. Or you can ask your registered representative to contact us.

You’ll find information about when we allocate net premiums to your investment options in How premiums work.

Your policy’s accumulated value may be allocated to up to 20 investment options at any one time.	We put your premium payments in our general and separate accounts. We own the assets in our accounts and allocate your net premiums, less any charges, to the investment options you’ve chosen. Amounts allocated to the fixed options are held in our general account. Amounts allocated to the variable investment options are held in our separate account.

You choose your initial investment options on your application. If you choose more than one investment option, you must tell us the dollar amount or percentage you want to allocate to each option. You can change your premium allocation instructions at any time.

The investment options you choose, and how they perform, will affect your policy’s accumulated value and may affect the death benefit. Please review the investment options carefully and ask your registered representative to help you choose the right ones for your goals and tolerance for risk. Make sure you understand any costs you may pay directly and indirectly on your investment options because they will affect the value of your policy.

Variable investment options

Variable investment options are also known as variable accounts. These variable accounts are divisions of our separate account. We bear the direct operating expenses of our separate account. For more information about how these accounts work, see About Pacific Life.

We’re the investment adviser for the Pacific Select Fund. We oversee the management of all the fund’s portfolios, and manage two of the portfolios directly. We’ve retained other portfolio managers to manage the other portfolios.	You can choose from 31 variable investment options. Each variable investment option is set up as a variable account under our separate account and invests in a corresponding portfolio of the Pacific Select Fund. Each portfolio invests in different securities and has its own investment goals, strategies and risks. The value of each portfolio will fluctuate with the value of the investments it holds, and returns are not guaranteed. Your policy’s accumulated value will fluctuate depending on the investment options you’ve chosen. You bear the investment risk of any variable investment options you choose.

The following chart is a summary of the Pacific Select Fund portfolios. You’ll find detailed descriptions of the portfolios in the Pacific Select Fund prospectus that accompanies this prospectus. There’s no guarantee that a portfolio will achieve its investment objective. You should read the fund prospectus carefully before investing.

YOUR INVESTMENT OPTIONS

PORTFOLIO	INVESTMENT GOAL	THE PORTFOLIO’S MAIN INVESTMENTS	PORTFOLIO MANAGER

Blue Chip	Long-term growth of capital. (Current income is of secondary importance.)	Equity securities of “blue chip” companies and related derivatives.	A I M Capital Management, Inc.

Aggressive Growth	Long-term growth of capital.	Equity securities of small- and medium- sized growth companies.	A I M Capital Management, Inc.

Diversified Research	Long-term growth of capital.	Equity securities of U.S. companies and foreign companies with significant markets in the U.S.	Capital Guardian Trust Company

Short Duration Bond	Current income. (Capital appreciation is of secondary importance.)	High quality fixed income securities with an average portfolio duration not to exceed 3 years.	Goldman Sachs Asset Management, L.P.

I-Net Tollkeeper	Long-term growth of capital.	Equity securities of companies which use, support, or relate directly or indirectly to use of the Internet.	Goldman Sachs Asset Management, L.P.

Financial Services	Long-term growth of capital.	Equity securities in the financial services sector (including derivatives).	INVESCO Institutional (N.A.), Inc.

Health Sciences	Long-term growth of capital.	Equity securities in the health sciences sector (including derivatives).	INVESCO Institutional (N.A.), Inc.

Technology	Long-term growth of capital.	Equity securities in the technology sector (including derivatives).	INVESCO Institutional (N.A.), Inc.

Focused 30	Long-term growth of capital.	U.S. and foreign equity securities selected for their growth potential.	Janus Capital Management LLC

Growth LT	Long-term growth of capital.	Equity securities of companies of any size.	Janus Capital Management LLC

Mid-Cap Value	Capital appreciation.	Equity securities of medium-sized U.S. companies believed to be undervalued.	Lazard Asset Management LLC

International Value	Long-term capital appreciation.	Equity securities of relatively large companies located in developed countries outside of the U.S. believed to be undervalued	Lazard Asset Management LLC

Capital Opportunities	Long-term growth of capital.	Equity securities with the potential for long-term growth of capital.	MFS Investment Management

International Large-Cap	Long-term growth of capital.	Equity securities of companies with large market capitalizations located outside the U.S.	MFS Investment Management

Equity Index	Investment results that correspond to the total return of common stocks publicly traded in the U.S.	Equity securities of companies that are included in or representative of the Standard & Poor’s 500 Composite Stock Price Index (including derivatives).	Mercury Advisors

Small-Cap Index	Investment results that correspond to the total return of an index of small capitalization companies.	Equity securities of small companies that are included in or representative of the Russell 2000 Index (including derivatives).	Mercury Advisors

Multi-Strategy	High total return.	A mix of equity and fixed income securities.	OppenheimerFunds, Inc.

Main Street® Core	Long-term growth of capital and income.	Equity securities of large U.S. companies.	OppenheimerFunds, Inc.

PORTFOLIO	INVESTMENT GOAL	THE PORTFOLIO’S MAIN INVESTMENTS	PORTFOLIO MANAGER

Emerging Markets	Long-term growth of capital.	Equity securities of companies that are located in countries generally regarded as “emerging market” countries.	OppenheimerFunds, Inc.

Inflation Managed	Maximize total return consistent with prudent investment management.	Fixed income securities of varying maturities, with a focus on inflation- indexed bonds and forward contracts and derivatives relating to such securities.	Pacific Investment Management Company LLC

Managed Bond	Maximize total return consistent with prudent investment management.	Medium and high-quality fixed income securities with varying terms to maturity and derivatives relating to such securities or related indices.	Pacific Investment Management Company LLC

Small-Cap Value	Long-term growth of capital.	Equity securities of small companies.	PIMCO Advisors Retail Holdings LLC and NFJ Investment Group L.P.

Money Market	Current income consistent with preservation of capital.	Highest quality money market instruments believed to have limited credit risk.	Pacific Life

High Yield Bond	High level of current income.	Fixed income securities with lower and medium-quality credit ratings and intermediate to long terms to maturity.	Pacific Life

Equity Income	Current income. (Capital growth is of secondary importance.)	Equity securities of large U.S. companies with a focus on income-producing securities believed to be undervalued by the market.	Putnam Investment Management, LLC

Equity	Capital appreciation. (Current income is of secondary importance.)	Equity securities of large U.S. growth- oriented companies.	Putnam Investment Management, LLC

Aggressive Equity	Capital appreciation.	Equity securities of small and medium- sized companies.	Putnam Investment Management, LLC

Large-Cap Value	Long-term growth of capital. (Current income is of secondary importance.)	Equity securities of large companies.	Salomon Brothers Asset Management Inc

Comstock	Long-term growth of capital.	Equity securities with the potential for long-term growth of capital and income.	Van Kampen

Real Estate	Current income and long-term capital appreciation.	Equity securities of companies in the U.S. real estate industry.	Van Kampen

Mid-Cap Growth	Long-term growth of capital.	Equity securities of medium-sized companies believed to have above- average growth potential.	Van Kampen

An example
You ask us to allocate $6,000 to the Inflation Managed investment option on a business day. At the end of that day, the unit value of the variable account is $15. We’ll credit your policy with 400 units ($6,000 divided by $15).

The value of an accumulation unit is not the same as the value of a share in the underlying portfolio.	Calculating unit values
When you choose a variable investment option, we credit your policy with accumulation units. The number of units we credit equals the amount we’ve allocated divided by the unit value of the variable account. Similarly, the number of accumulation units in your policy will be reduced when you make a transfer, withdrawal or loan from a variable investment option, and when your monthly charges are deducted.

The value of an accumulation unit is the basis for all financial transactions relating to the variable investment options. We calculate the unit value for each variable account once every business day, usually at or about 4:00 p.m. Eastern time.

YOUR INVESTMENT OPTIONS

For information about timing of transactions, see Pacific Select Accumulator basics.	Generally, for any transaction, we’ll use the next unit value calculated after we receive your written request. If we receive your written request before the time of the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time, on a business day, we’ll use the unit value calculated as of the end of that business day. If we receive your request at or after the time of the close of the New York Stock Exchange on a business day, we’ll use the unit value calculated as of the end of the next business day.

If a scheduled transaction falls on a day that is not a business day, we’ll process it as of the end of the next business day. For your monthly charge, we’ll use the unit value calculated on your monthly payment date. If your monthly payment date does not fall on a business day, we’ll use the unit value calculated as of the end of the next business day.

The unit value calculation is based on the following:

• the investment performance of the underlying portfolio

• any dividends or distributions paid by the underlying portfolio

• any charges for any taxes that are, or may become, associated with the operation of the variable account.

The unit value of a variable account will change with the value of its corresponding Pacific Select Fund portfolio. Changes in the unit value of a variable account will not change the number of accumulation units credited to your policy.

You’ll find more about Pacific Select Fund fees and expenses in Fee tables and in the fund prospectus.	Fees and expenses paid by the Pacific Select Fund
The Pacific Select Fund pays advisory fees and other expenses. These are deducted from the assets of the fund’s portfolios and may vary from year to year. They are not fixed and are not part of the terms of your policy. If you choose a variable investment option, these fees and expenses affect you indirectly because they reduce portfolio returns. The fund is governed by its own Board of Trustees.

Fixed options

The fixed options are not securities, so they do not fall under any securities act. For this reason, the SEC has not reviewed the disclosure in this prospectus about these options. However, other federal securities laws may apply to the accuracy and completeness of the disclosure about these options.

For more information about the general account, see About Pacific Life.	You can also choose from two fixed options: the Fixed account and the Fixed LT account. The fixed options provide a guaranteed minimum annual rate of interest. The amounts allocated to the fixed options are held in our general account.

Here are some things you need to know about the fixed options:

• Accumulated value allocated to the fixed options earns interest on a daily basis, using a 365-day year. Our minimum annual interest rate is 2.5%.

• We may offer a higher annual interest rate on the fixed options. If we do, we’ll guarantee the higher rate until your next policy anniversary.

• There are no investment risks.

• There are limitations on when and how much you can transfer from the fixed options. These limitations are described below, in Transferring among investment options.

• We may place a limit of $1,000,000 for net premiums and $100,000 for loan repayments and transfers allocated to the fixed options in any 12-month period. This is an aggregate limit for all Pacific Life policies you own. Any allocations in excess of these limits will be allocated to your other investment options according to your most recent instructions. We may increase the limits at any time at our sole discretion. To find out if higher limits are in effect, ask your registered representative or contact us.

Transferring among
investment options

If your state requires us to refund your premiums when you exercise your right to cancel, you can make transfers and use transfer programs only after the free look transfer date. Your transfer of accumulated value on the free look transfer date does not count as a transfer for purpose of applying the limitations described in this section. For more information, please see Pacific Select Accumulator basics.

If you live in Connecticut, Georgia, Maryland, North Carolina, North Dakota, or Pennsylvania, you can make transfers to the fixed options any time during the first 18 months of your policy.	You can transfer among your investment options any time during the life of your policy without triggering any current income tax. You can make transfers by writing to us, by making a telephone or electronic transfer, or by signing up for one of our automatic transfer programs. You’ll find more information about making telephone and electronic transfers in Pacific Select Accumulator basics.

Transfers will normally be effective as of the end of the business day we receive your written, telephone or electronic request.

Here are some things you need to know about making transfers:

• Your policy’s accumulated value may be invested in up to 20 investment options at one time.

• Transfers are limited to 20 for the period beginning March 1, 2004 through December 31, 2004. Starting in 2005, transfers are limited to 25 for each calendar year.

• If you have used all of the above transfers, you may no longer make transfers between the investment options until the start of the next calendar year. However, you may make one transfer of all or a portion of your policy’s accumulated value remaining in the variable investment options into the Money Market investment option prior to the start of the next calendar year.

• Additionally, only 2 transfers in any calendar month may involve any of the following investment options: International Value, International Large-Cap, and Emerging Markets.

• For the purpose of applying the limitations, any transfers that occur on the same day are considered one transfer. A transfer of accumulated value from the loan account into the investment options following a loan payment is considered a transfer under these limitations. Transfers into the loan account, or transfers that occur as a result of the dollar cost averaging program, the portfolio rebalancing program, the first year transfer program or an asset allocation program we approve are excluded from the limitation.

• There are no exceptions to the above transfer limitations in the absence of an error by us, a substitution of investment options, a reorganization of underlying portfolios or other extraordinary circumstances.

• There is no minimum amount required if you’re making transfers between variable investment options.

We reserve the right, in our sole discretion, to waive the transfer restrictions on the fixed options. Please contact us or your registered representative to find out if a waiver is currently in effect.	• You can make transfers from the variable investment options to the fixed options only in the policy month right before each policy anniversary.

• You can only make one transfer in any 12-month period from each fixed option, except if you’ve signed up for the first year transfer program. Such transfers are limited to:

  • $5,000 or 25% of your policy’s accumulated value in the Fixed account

• $5,000 or 10% of your policy’s accumulated value in the Fixed LT account.

You’ll find more about the first year transfer program later in this section.	However, if the amount you transferred from a fixed option in the previous policy year was greater than the restrictions above, we currently waive our limitations and permit you to transfer a greater amount from that fixed option, not to exceed the amount you transferred from that fixed option during the previous policy year. We reserve the right to discontinue this waiver at any time.

YOUR INVESTMENT OPTIONS

The restrictions for transfers from the Fixed LT account are temporarily waived during the first policy year. You will be permitted to transfer any amount out of the Fixed LT account at any time during the first twelve policy months, subject to the transfer limitations described in this section. We reserve the right to discontinue this waiver at any time.

However, if the waiver is in effect on the date you sign the application for your policy, the waiver on transfer restrictions will remain in effect for your first policy year.
• Currently, there is no charge for making a transfer but we may charge you in the future.

• There is no minimum required value for the investment option you’re transferring to or from.

• You cannot make a transfer if your policy is in the grace period and is in danger of lapsing.

• We can restrict or suspend transfers.

• We may choose to impose limits on transfer amounts, the value of the investment options you’re transferring to or from, or impose further limits on the number and frequency of transfers you can make.

Market-timing restrictions
The policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading can disrupt management of the fund and raise expenses. This in turn can have an adverse effect on portfolio performance and therefore your policy’s performance. Accordingly, organizations or individuals that use market-timing investment strategies and make frequent transfers should not purchase the policy.

If we determine that your transfer patterns reflect a market timing strategy, we reserve the right, in our sole discretion and without prior notice, to take restrictive action. Such restrictions could include:

• not accepting transfer instructions from a policy owner, and
• restricting your ability to submit transfer requests by overnight mail, facsimile transmissions, the telephone, our website or any other type of electronic medium,
• not accepting transfer instructions from an agent acting on behalf of more than one policy owner, and
• not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one policy owner at a time.

We further reserve the right to impose, without prior notice, restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other policy owners.

We will send you written notice if we refuse or delay your transfer request.

Transfer programs	We offer three programs that allow you to make automatic transfers of accumulated value from one investment option to another. Under the dollar cost averaging and portfolio rebalancing programs, you can transfer among the variable investment options. Under the first year transfer program, you can make transfers from the Fixed account to the Fixed LT account and the variable investment options.

We have the right to discontinue, modify or suspend any of these transfer programs at any time.

Since the value of accumulation units can change, more units are credited for a scheduled transfer when unit values are lower, and fewer units when unit values are higher. This allows you to average the cost of investments over time. Investing this way does not guarantee profits or prevent losses.	Dollar cost averaging program
Our dollar cost averaging program allows you to make scheduled transfers of $50 or more between variable investment options. It does not allow you to make transfers to or from either of the fixed options. We process transfers as of the end of the business day on your policy’s monthly, quarterly, semi- annual or annual anniversary, depending on the interval you choose. You must have at least $5,000 in a variable investment option to start the program. Detailed information appears in the SAI.

We will not charge you for the dollar cost averaging program or for transfers made under this program, even if we decide to charge you in the future for transfers outside of the program, except if we have to by law.

Because the portfolio rebalancing program matches your original percentage allocations, we may transfer money from an investment option with relatively higher returns to one with relatively lower returns.	Portfolio rebalancing program
As the value of the underlying portfolios changes, the value of the allocations to the variable investment options will also change. The portfolio rebalancing program automatically transfers your policy’s accumulated value among the variable investment options according to your original percentage allocations. Detailed information appears in the SAI.

We do not currently charge for the portfolio rebalancing program or for transfers made under this program.

This program allows you to average the cost of investments over your first policy year. Investing this way does not guarantee profits or prevent losses.	First year transfer program
Our first year transfer program allows you to make monthly transfers during the first policy year from the Fixed account to the variable investment options or the Fixed LT account. It does not allow you to transfer among variable investment options. You enroll in the program when you apply for your policy. Detailed information appears in the SAI.

We do not currently charge for the first year transfer program or for transfers made under this program.

WITHDRAWALS, SURRENDERS AND LOANS

Making a withdrawal, taking out a loan or surrendering your policy can change your policy’s tax status, generate taxable income, or make your policy more susceptible to lapsing. Be sure to plan carefully before using these policy benefits.

If you withdraw a larger amount than you’ve paid into your policy, your withdrawal may be considered taxable income.

For more information, see Variable life insurance and your taxes.	You can take out all or part of your policy’s accumulated value while your policy is in force by making withdrawals or surrendering your policy. You can take out a loan from us using your policy as security. You can also use your policy’s loan and withdrawal features to supplement your income, for example, during retirement.

Making withdrawals

You can choose to receive your withdrawal in a lump sum or use it to buy an income benefit. Please see the discussion about income benefits in General information about your policy.

We will not accept your request to make a withdrawal if it will cause your policy to become a modified endowment contract, unless you’ve told us in writing that you want your policy to become a modified endowment contract.	You can withdraw part of your policy’s net cash surrender value starting on your policy’s first anniversary. Here’s how it works:

• You must send us a written request that’s signed by all owners.

• Each withdrawal must be at least $200, and the net cash surrender value of your policy after the withdrawal must be at least $500.

• If your policy has an outstanding loan amount, the maximum withdrawal you can take is the amount, if any, by which the cash surrender value just before the withdrawal exceeds the outstanding loan amount divided by 90%.

• We’ll charge you $25 for each withdrawal you make.

• If you do not tell us which investment options to take the withdrawal from, we’ll deduct the withdrawal and the withdrawal charge from all of your investment options in proportion to the accumulated value you have in each option.

• The accumulated value, cash surrender value and net cash surrender value of your policy will be reduced by the amount of each withdrawal.

• If the insured dies after you’ve sent a withdrawal request to us, but before we’ve made the withdrawal, we’ll deduct the amount of the withdrawal from any death benefit proceeds owing.

How withdrawals affect your policy’s death benefit
Making a withdrawal will affect your policy’s death benefit in the following ways:

• if your policy’s death benefit does not equal the guideline minimum death benefit, the death benefit will decrease by the amount of your withdrawal.

• if your policy’s death benefit equals the guideline minimum death benefit, the death benefit may decrease by more than the amount of your withdrawal.

How withdrawals affect your policy’s face amount If you’ve chosen death benefit Option B or Option C, making a withdrawal does not reduce your policy’s face amount.

If you’ve chosen death benefit Option A, a withdrawal may reduce your face amount. You can make one withdrawal during each of the first 15 policy years of up to 10% of the total premium payments you’ve made without reducing your policy’s face amount. If you withdraw a larger amount, or make additional withdrawals, the face amount will be reduced by the amount, if any, by which the face amount exceeds the death benefit immediately before the withdrawal, minus the amount of the withdrawal.

Taking out a loan

The amount in the loan account, plus any interest you owe, is referred to throughout this prospectus as your outstanding loan amount. Your policy refers to this amount as policy debt.

Taking out a loan will affect the growth of your policy’s accumulated value, and may affect the death benefit.	You can borrow money from us any time while your policy is in force. The minimum amount you can borrow is $200, unless there are other restrictions in your state. The maximum amount available to borrow is less than 100% of your accumulated value.

You may request a loan either by sending us a request in writing, over the telephone or electronically. You’ll find more information about requesting a loan by telephone or electronically in Pacific Select Accumulator basics.

When you borrow money from us, we use your policy’s accumulated value as security. You pay interest on the amount you borrow. The accumulated value set aside to secure your loan also earns interest. Here’s how it works:

• To secure the loan, we transfer an amount equal to the amount you’re borrowing from your accumulated value in the investment options to the loan account. We’ll transfer this amount from your investment options in proportion to the accumulated value you have in each option, unless you tell us otherwise.

• Interest owing on the amount you’ve borrowed accrues daily at an annual rate of 2.75%. Interest that has accrued during the policy year is due on your policy anniversary. If you do not pay the interest when it’s due, we’ll add it to the amount of your loan and begin accruing interest on it from the day it was due. We’ll also transfer an amount equal to the interest that was due, from your policy’s accumulated value to the loan account. We’ll transfer this amount from your investment options in proportion to the accumulated value you have in each option, unless you tell us otherwise.

• The amount in the loan account earns interest daily at an annual rate of at least 2.5%. On your policy anniversary, we transfer the interest that has been credited to the loan account proportionately to your investment options according to your most recent allocation instructions.

• We currently intend to credit interest on the amount in the loan account at an annual rate of 2.75% in policy year 6 and thereafter. We can decrease the rate credited if we believe the change is needed to ensure that your policy loan is not treated as a taxable distribution under federal income tax laws, or under any applicable ruling, regulation, or court decision. We will not decrease the annual rate to less than 2.5% on the amount in the loan account.

How much you can borrow
You can borrow up to the larger of the following amounts:

• 90% of the accumulated value, less any outstanding loan amount and less any surrender charges that would apply if you surrendered your policy on the day you took out the loan.

• the result of a × (b ÷ c) - d where:

a = the accumulated value of your policy less any surrender charges that would have applied if you surrendered your policy on the day you took out the loan, and less 12 times the most recent monthly charge
 b = 1.025
c = 1.0275
d = any outstanding loan amount.

WITHDRAWALS, SURRENDERS AND LOANS

An example of how much you can borrow

For a policy in policy year 5 with:
• accumulated value of $100,000
• an outstanding loan amount of $60,000
• a most recent monthly charge of $225
• a surrender charge of $5,000 if the policy was surrendered on the day the loan is taken.

The maximum amount you can borrow is the greater of:
  $25,000
  ((90% × $100,000) - $60,000 - $5000)
  or
  $32,075.42
  (a × (b ÷ c)) - d, where:
  a = $92,300 ($100,000 - $5,000 - (12 × $225))
  b = 1.025
  c = 1.0275
d = $60,000

Paying off your loan
You can pay off all or part of the loan any time while your policy is in force. Unless you tell us otherwise, we’ll generally transfer any loan payments you make proportionately to your investment options according to your most recent allocation instructions. If you have already used all of the transfers available to you in a calendar year, we will transfer the loan payment to the Money Market investment option. We may, however, first transfer any loan payments you make to the fixed options, up to the amount originally transferred from the fixed options to the loan account. We’ll then transfer any excess amount to your variable investment options according to your most recent allocation instructions.

Your outstanding loan amount could result in taxable income if you surrender your policy, if your policy lapses, or if your policy is a modified endowment contract. You should talk to your tax advisor before taking out a loan under your policy. See Taking out a loan in Variable life insurance and your taxes.	What happens if you do not pay off your loan
If you do not pay off your loan, we’ll deduct the amount in the loan account, including any interest you owe, from one of the following:
• the death benefit proceeds before we pay them to your beneficiary
• the cash surrender value if you surrender your policy
• the amount we refund if you exercise your right to cancel.

Taking out a loan, whether or not you repay it, will have a permanent effect on the value of your policy. For example, while your policy’s accumulated value is held in the loan account, it will miss out on the potential earnings available through the variable investment options. The amount of interest you earn on the loan account may be less than the amount of interest you would have earned from the fixed options. These could lower your policy’s accumulated value, which could reduce the amount of the death benefit.

When a loan is outstanding, the amount in the loan account is not available to help pay for any policy charges. If, after deducting your outstanding loan amount, there is not enough accumulated value in your policy to cover the policy charges, your policy could lapse. You may need to make additional premium payments or loan repayments to prevent your policy from lapsing.

Ways to use your policy’s loan and withdrawal features

If you’re interested in using your life insurance policy to supplement your retirement income, please contact us for more information.

You can ask your registered representative for illustrations showing how policy charges may affect existing accumulated value and how future withdrawals and loans may affect the accumulated value and death benefit.

You can also ask for accompanying charts and graphs that compare results from various retirement strategies.	You can use your policy’s loan and withdrawal features to supplement your income, for example, during retirement.

Setting up an income stream may not be suitable for all policy owners.

Here are some things you should consider when setting up an income stream:

• the rate of return you expect to earn on your investment options

• how long you would like to receive regular income

• the amount of accumulated value you want to maintain in your policy.

Understanding the risks
Using your policy to supplement your income does not change your rights or our obligations under the policy. The terms for loans and withdrawals described in this prospectus remain the same. It’s important to understand the risks that are involved in using your policy’s loan and withdrawal features. Use of these features may increase the chance of your policy lapsing.

You should consult with your financial adviser and carefully consider how much you can withdraw and borrow from your policy each year to set up your income stream.

Automated income option

Withdrawals and loans may reduce policy values and benefits. They may also increase your risk of lapse. In order to minimize the risk of lapse, you should not take additional loans or withdrawals while you are in the AIO program.

Distributions under the AIO program may result in tax liability. Please consult your tax advisor.

For more information, see Variable life insurance and your taxes.	Our automated income option (“AIO”) program allows you to make scheduled withdrawals or loans. Your policy is eligible after the 7th policy anniversary. To begin the program, you must have a minimum net cash surrender value of $50,000, and your policy must not qualify as a modified endowment contract.

You request participation in the AIO program and specify your AIO preferences by sending us an AIO request form. If you wish to do so, contact your registered representative for an AIO request form.

There is no fee to participate in the AIO program. The $25 fee for withdrawals under the AIO program is currently waived.

You may discontinue participation in the AIO program at any time by sending a written notice to us.

Detailed information appears in the SAI.

WITHDRAWALS, SURRENDERS AND LOANS

Surrendering your policy

You can choose to receive your money in a lump sum or use it to buy an income benefit. Please see the discussion about income benefits in General information about your policy.

If you increase your policy’s face amount, we’ll send you a supplemental schedule of benefits that shows the surrender charge associated with the increase.

Please refer to the SAI for more information regarding calculation of the surrender charge. Sample rates for surrender charges per $1,000 of face amount are in Appendix B.	You can surrender or cash in your policy at any time while the insured is still living. Your policy’s cash surrender value is its accumulated value less any surrender charge that applies. The net cash surrender value equals your policy’s cash surrender value after deducting any outstanding loan amount.

Here are some things you need to know about surrendering your policy:

• You must send us your policy and a written request.

• We’ll send you the policy’s net cash surrender value. If you surrender your policy during the first 10 policy years, we’ll deduct a surrender charge.

• Each coverage segment has a surrender charge, based on the face amount of each coverage segment and the age and risk classification of the insured on the date each coverage segment is effective.

• The surrender charge does not change during the first five years from the effective date of each coverage segment. Starting in policy month 61, we reduce the charge by 1.666666% each month until it reaches zero at the end of 10 policy years.

• There’s no surrender charge on any coverage segment after 10 policy years from the date the coverage segment is effective.

• We guarantee the surrender charge rates will not increase.

• If you decrease the face amount, the decrease will not affect your policy’s surrender charge.

Policy restoration	You may request to restore a policy you surrender if the insured is still living. Here’s how it works:

• We must receive your request to restore the policy along with the full amount of the surrender proceeds within 30 days from the original date of the surrender. We will not require evidence of insurability.

• If we assessed a surrender charge when you surrendered your policy, we will add the value of the charge to the surrender proceeds we receive from you.

• The surrender proceeds and any refunded surrender charge will be placed into the Fixed account as of the original date of the surrender. We will calculate and pay interest on this amount from the date of surrender to the date we process your restoration request.

• On the date we process your restoration request, we will transfer your accumulated value in the Fixed account to the investment options you choose according to your most recent premium allocation instructions.

• If you had an outstanding loan amount when you surrendered your policy, we will reinstate the loan amount that was outstanding the day you surrendered your policy.

• Once we have restored the policy, we will send you a written confirmation.

We will not restore a policy that has been surrendered for an income benefit.

GENERAL INFORMATION ABOUT YOUR POLICY

This section tells you some additional things you should know about your policy.

Income benefit	If you surrender or make a withdrawal from your policy, you can use the money to buy an income benefit that provides a monthly income. Your policy’s beneficiary can use death benefit proceeds to buy an income benefit. In addition to the income benefit described below, you can choose from other income benefits we may make available from time to time.

The following is one income benefit available under the Pacific Select Accumulator policy:

• The income benefit is based on the life of the person receiving the income. If the policy owner is buying the income benefit, monthly income will be based on the owner’s life. If the policy’s beneficiary buys the income benefit, monthly income will be based on the beneficiary’s life.
• We’ll pay a monthly income for at least 10 years regardless of whether the person receiving the income is still alive.
• After 10 years, we’ll only pay the monthly income for as long as the person receiving it is still alive.
• The minimum monthly income benefit calculated must be at least $100.
• For this income benefit, the amount you receive will always be at least as much as the amount guaranteed by your policy.

Substituting the insured If you substitute the person insured by the policy, we’ll send you a revised schedule of benefits.	Starting on your policy’s first anniversary, you can apply to substitute the person insured by your policy. You must apply in writing and we must receive satisfactory evidence of insurability of the new insured. You can only add riders on the new insured if we approve the addition of the riders. We may charge you a fee of up to $100 when you request to substitute the insured.

The substitution will become effective on the first monthly payment date after we approve your request. We may have to adjust the face amount, accumulated value, surrender charge and policy charges to reflect the substitution.

We can refuse your request to substitute if, among other reasons:

• we would be required to end the policy in order to comply with new guideline premium limits under tax law
• we would be required to make distributions from your policy’s accumulated value that are greater than the net cash surrender value.

Paying the death benefit in the case of suicide within two years of the policy date or a substitution of insured	If the insured, whether sane or insane, commits suicide within two years of the policy date, death benefit proceeds will be the total of all premiums you’ve paid, less any outstanding loan amount and any withdrawals you’ve made.

If you’ve substituted the insured and the new insured, whether sane or insane, commits suicide within two years of the day the substitution was made, we’ll calculate death benefit proceeds differently. Proceeds will be limited to the net cash surrender value of your policy as of the day the substitution was made, less any increase in any outstanding loan amount, any withdrawals you’ve made, and any dividends we’ve paid in cash, since the day the substitution was made.

GENERAL INFORMATION ABOUT YOUR POLICY

Replacement of life insurance or annuities	The term replacement has a special meaning in the life insurance industry. Before you make a decision to buy, we want you to understand what impact a replacement may have on your existing insurance policy.

A replacement occurs when you buy a new life insurance policy or annuity contract, and a policy or contract you already own has been or will be:

• lapsed, forfeited, surrendered or partially surrendered, assigned to the replacing insurer, or otherwise terminated

• converted to reduced paid-up insurance, continued as extended term insurance, or otherwise reduced in value by the use of nonforfeiture benefits or other policy values

• amended to effect either a reduction in benefits or in the term for which coverage would otherwise remain in force or for which benefits would be paid

• reissued with any reduction in cash value, or

• pledged as collateral or subject to borrowing, whether in a single loan or under a schedule of borrowing over a period of time.

There are circumstances when replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. A replacement may affect your plan of insurance in the following ways:

• You will pay new acquisition costs;

• You may have to submit to new medical examinations;

• You may pay increased premiums because of the increased age or changed health of the insured;

• Claims made in the early policy years may be contested;

• You may have to pay surrender charges and/or income taxes on your current policy or contract values;

• Your new policy or contract values may be subject to surrender charges; and

• If part of a financed purchase, your existing policy or contract values or death benefit may be reduced.

You should carefully compare the costs and benefits of your existing policy or contract with those of the new policy or contract to determine whether replacement is in your best interest.

Errors on your application If unisex cost of insurance rates apply to your policy, we will not adjust the face amount if we discover that gender has been stated incorrectly on your application.	If the age or gender of the insured is stated incorrectly on your application, the death benefit under your policy will be the greater of the following:

• the amount of death benefit that would be purchased by the most recent cost of insurance charge for the correct age and gender or

• the guideline minimum death benefit for the correct age and gender.

We’ll adjust the accumulated value by recalculating all previous cost of insurance charges and other monthly deductions based on the correct age and gender.

Contesting the validity of your policy	We have the right to contest the validity of your policy for two years from the policy date. Once your policy has been in force for two years from the policy date during the lifetime of the insured, we generally lose the right to contest its validity.

We also have the right to contest the validity of a policy that you reinstate for two years from the day that it was reinstated. Once your reinstated policy has been in force for two years from the reinstatement date during the lifetime of the insured, we generally lose the right to contest its validity. During this period, we may contest your policy only if there is a material misrepresentation on your application for reinstatement.

We have the right to contest the validity of an increase in the face amount of a policy for two years from the day the increase becomes effective. Once the increased face amount has been in force for two years during the lifetime of the insured, we generally lose the right to contest its validity.

We also have the right to contest the validity of a policy if there has been a substitution of insured. We can contest a policy’s validity for two years from the day the substitution becomes effective. Once the substitution has been in force for two years during the lifetime of the new insured, we generally lose the right to contest its validity.

Regardless of the above, we can contest the validity of your policy for failure to pay premiums at any time. The policy will terminate upon successful contest with respect to the insured.

Assigning your policy as collateral Assigning a policy that’s a modified endowment contract may generate taxable income and a 10% penalty tax.	You can assign your policy as collateral to secure a loan, mortgage, or other kind of debt. Here’s how it works:

• An assignment does not change the ownership of the policy.

• After the policy has been assigned, your rights and the rights of your beneficiary will be subject to the assignment. The entire policy, including any income benefit, rider, benefit and endorsement, will also be subject to the assignment.

• We’re not responsible for the validity of any assignment.

• We must receive and record a copy of the original assignment in a form that’s acceptable to us before we’ll consider it binding.

• Unless otherwise provided, the person or organization you assign your policy to may exercise the rights under the policy, except the right to change the policy owner or the beneficiary or the right to choose a monthly income benefit.

Non-participating	This policy will not share in any of our surplus earnings.

VARIABLE LIFE INSURANCE AND YOUR TAXES

The tax consequences of owning a policy or receiving proceeds from it may vary by jurisdiction and according to the circumstances of each owner or beneficiary.

Speak to a qualified tax adviser for complete information about federal, state and local taxes that may apply to you.	This discussion about taxes is based on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (IRS). It’s based on the Internal Revenue Code (the tax code) and does not cover any state or local tax laws.

This is not a complete discussion of all federal income tax questions that may arise under the policy. There are special rules that we do not include here that may apply in certain situations.

We do not know whether the current treatment of life insurance policies under current federal income tax or estate or gift tax laws will continue. We also do not know whether the current interpretations of the laws by the IRS or the courts will remain the same. Future legislation may adversely change the tax treatment of life insurance policies, other tax consequences described in this discussion or tax consequences that relate directly or indirectly to life insurance policies.

The current federal estate tax law provides, among other things, for reductions in federal estate tax rates, increases in the exemption amount, and a “repeal” of the federal estate tax in 2010. However, the legislation provides for full reinstatement of the federal estate tax in the year 2011. If you are considering the purchase of the policy to help pay federal estate taxes at death, consult with your tax advisor.

We do not make any guarantees about the tax status of your policy, and you should not consider the discussion that follows to be tax advice.

Tax treatment of life insurance policies

In order to qualify as a life insurance contract for federal income tax purposes, the policy must meet the statutory definition of life insurance.

Death benefits may be excluded from income under Section 101(a) of the tax code.	Definition of life insurance
We believe that the policy qualifies as life insurance. That means it will receive the same tax advantages as a conventional fixed life insurance policy. The two main tax advantages are:

• In general, your policy’s beneficiary will not be subject to federal income tax when he or she receives the death benefit proceeds. This is true regardless of whether the beneficiary is an individual, corporation, or other entity.

• You’ll generally not be taxed on your policy’s accumulated value unless you receive a cash distribution by making a withdrawal, surrendering your policy, or in some instances, taking a loan from your policy.

The tax laws defining life insurance, however, do not cover all policy features. Your policy may have features that could prevent it from qualifying as life insurance. For example, the tax laws have yet to address many issues concerning the treatment of substandard risk policies and policies with term insurance on the insured. We can make changes to your policy if we believe the changes are needed to ensure that your policy continues to qualify as a life insurance contract.

The tax code and tax regulations impose limitations on unreasonable mortality and expense charges for purposes of determining whether a policy qualifies as life insurance for federal tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid.

The Treasury Department has issued proposed regulations about reasonable standards for mortality charges. While we believe that our mortality costs and other expenses used in calculating whether the policy qualifies as life insurance are reasonable under current laws, we cannot be sure that the IRS agrees with us. We can change our mortality charges if we believe the changes are needed to ensure that your policy qualifies as a life insurance contract.

Section 817(h) of the tax code describes the diversification rules.

For more information about diversification rules, please see Managing Pacific Select Fund in the accompanying Pacific Select Fund prospectus.	Diversification rules and ownership of the separate account
Your policy will not qualify for the tax benefit of a life insurance contract unless, among other requirements, the separate account follows certain rules requiring diversification of investments underlying the policy. In addition, the IRS requires that the policyholder not have control over the underlying assets.

The Treasury Department has announced that the diversification rules “do not provide guidance concerning the circumstances in which it will treat an investor, rather than the insurance company, as the owner of the assets in a separate account.” The IRS treats a variable policy owner as the owner of separate account assets if he or she has the ability to exercise investment control over them. Owners of the assets are taxed on any income or gains the assets generate. Although the Treasury Department announced several years ago that it would provide further guidance on the issue, it had not done so when we wrote this prospectus.

The ownership rights under your policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. Since you have greater flexibility in allocating premiums and policy values than was the case in those rulings, it is possible the IRS would treat you as the owner of your policy’s proportionate share of the assets of the separate account.

The application of the investor control doctrine is subject to some uncertainty.	In the recent past, the Treasury Department has issued a proposed regulation that deals with an investor control issue and has issued two Revenue Rulings and two private letter rulings on this topic. The focus of the recent guidance has been largely on hedge funds underlying variable contracts. We believe that the life insurance contacts that we are offering comply with the requirements of current law, but it is nonetheless worth noting that the Treasury Department appears to be actively considering the scope of the investor control doctrine and may well issue further guidance in the near future. Unless and until the Treasury Department issues final regulations relating to the investor control doctrine, this particular area of the law will remain uncertain.

We do not know what will be in future Treasury Department regulations or other guidance. We cannot guarantee that the fund’s portfolios will be able to operate as currently described in the prospectus, or that the fund will not have to change any portfolio’s investment objective or policies. We can modify your policy if we believe it will prevent you from being considered the owner of your policy’s proportionate share of the assets of the separate account.

Policy exchanges fall under Section 1035(a) of the tax code.	Policy exchanges
If you exchange your policy for another one that insures the same person, it generally will be treated as a tax-free exchange and, if so, will not result in the recognition of gain or loss. If the person insured by the policy is changed, the exchange will be treated as a taxable exchange.

VARIABLE LIFE INSURANCE AND YOUR TAXES

Change of ownership You may have taxable income if you transfer ownership of your policy, sell your policy, or change the ownership of it in any way.

There are special rules for corporate-owned policies. You should consult your tax adviser. Section 59A of the tax code deals with the environmental tax.	Corporate owners
There are special tax issues for corporate owners:

• using your policy to fund deferred compensation arrangements for employees has special tax consequences

• corporate ownership of a policy may affect your liability under the alternative minimum tax and the environmental tax.

Conventional life insurance policies

Under Section 7702A of the tax code, policies that are not classified as modified endowment contracts are taxed as conventional life insurance policies.

The cost basis in your policy is generally the premiums you’ve paid plus any taxable distributions less any withdrawals or premiums previously recovered that were not taxable.	The tax treatment of your policy will depend upon whether it is a type of contract known as a modified endowment contract. We describe modified endowment contracts later in this section. If your policy is not a modified endowment contract, it will be treated as a conventional life insurance policy and will have the following tax treatment:

Surrendering your policy
When you surrender, or cash in, your policy, you’ll generally be taxed on the difference, if any, between the cash surrender value and the cost basis in your policy.

Making a withdrawal
If you make a withdrawal after your policy has been in force for 15 years, you’ll only be taxed on the amount you withdraw that exceeds the cost basis in the policy.

Special rules apply if you make a withdrawal within the first 15 policy years and it’s accompanied by a reduction in benefits. In this case, there is a special formula under which you may be taxed on all or a portion of the withdrawal amount.

Taking out a loan
If you take out a loan, you will not pay tax on the loan amount unless your policy is surrendered or lapses and you have not repaid your outstanding loan amount. The interest you pay, or that’s accrued, on a loan is generally nondeductible. Ask your tax adviser for more information.

Loans and corporate-owned policies
If you borrow money to buy or carry certain life insurance policies, tax law provisions may limit the deduction of interest. If the taxpayer is an entity that’s a direct or indirect beneficiary of certain life insurance, endowment or annuity contracts, a portion of the entity’s deductions for loan interest may be disallowed, even though this interest may relate to debt that’s completely unrelated to the contract. There may be a limited exception that applies to contracts issued on 20% owners, officers, directors or employees of the entity. For more information about this exception, you should consult your tax adviser.

Modified endowment contracts

Section 7702A of the tax code defines a class of life insurance policies known as modified endowment contracts. Like other life insurance policies, the death benefit proceeds paid to your beneficiary generally are not subject to federal income tax and your policy’s accumulated value grows on a tax-deferred basis until you receive a cash distribution.

If there is a material change to your policy, like a change in the death benefit, we may have to retest your policy and restart the seven-pay premium period to determine whether the change has caused the policy to become a modified endowment contract.	A modified endowment contract is a special type of life insurance policy. If your policy is a modified endowment contract, it will have the tax treatment described below. Any distributions you receive during the life of the policy are treated differently than under conventional life insurance policies. Withdrawals, loans, pledges, assignments and the surrender of your policy are all considered distributions and may be subject to tax on an income-first basis and a 10% penalty.

When a policy becomes a modified endowment contract
A life insurance policy becomes a modified endowment contract if, at any time during the first seven policy years, the sum of actual premiums paid exceeds the seven-pay limit. The seven-pay limit is the cumulative total of the level annual premiums (or seven-pay premiums) required to pay for the policy’s future death and endowment benefits.

For example, if the seven-pay premiums were $1,000 a year, the maximum premiums you could pay during the first seven years to avoid modified endowment treatment would be $1,000 in the first year, $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, a Pacific Select Accumulator policy may or may not be a modified endowment contract, depending on the amount of premiums paid during the policy’s first seven contract years or after a material change has been made to the policy.

Surrendering your policy If you surrender your policy, you’re taxed on the amount by which the cash surrender value exceeds the cost basis in the policy.

Making a withdrawal or taking out a loan
If you make a withdrawal or take out a loan from a modified endowment contract, you’re taxed on the amount of the withdrawal or loan that’s considered income, including all previously non-taxed gains. Income is the difference between the cash surrender value and the cost basis in your policy. It’s unclear whether interest paid, or accrued, on a loan is considered interest for federal income tax purposes. If you borrow money to buy or carry certain life insurance policies, tax law provisions may limit the deduction of interest. You should consult your tax adviser.

All modified endowment contracts we or our affiliates issue to you in a calendar year are treated as a single contract when we calculate whether a distribution amount is subject to tax.

10% penalty tax
If any amount you receive from a modified endowment contract is taxable, you may also have to pay a penalty tax equal to 10% of the taxable amount.

A taxpayer will not have to pay the penalty tax if any of the following exceptions apply:

• you’re at least 59 1/2 years old

• you’re receiving an amount because you’ve become disabled

• you’re receiving an amount that’s part of a series of substantially equal periodic payments, paid out at least annually. These payments may be made for your life or life expectancy or for the joint lives or joint life expectancies of you and your beneficiaries.

VARIABLE LIFE INSURANCE AND YOUR TAXES

Distributions before a policy becomes a modified endowment contract
If your policy fails the seven-pay test and becomes a modified endowment contract, any amount you receive or are deemed to have received during the two years before it became a modified endowment contract may be taxable. The distribution would be treated as having been made in anticipation of the policy’s failing to meet the seven-pay test under Treasury Department regulations which are yet to be prescribed.

Policy riders Please see the discussion of optional riders in The death benefit. Please consult with your tax adviser if you want to exercise your rights under this rider.	Accelerated living benefits rider
Amounts received under this rider should be generally excluded from taxable income under Section 101(g) of the tax code.

Benefits under the rider will be taxed, however, if they are paid to someone other than the insured, and the insured:

• is a director, officer or employee of the person receiving the benefit, or

• has a financial interest in a business of the person receiving the benefit.

In some cases, there may be a question as to whether a life insurance policy that has an accelerated living benefit rider can meet technical aspects of the definition of “life insurance contract” under the tax code. We may reserve the right (but are not obligated) to modify the rider to conform under tax code requirements.

Comparison to taxable investments	With respect to taxable investments, recently enacted tax legislation generally provides for a maximum tax rate for individual taxpayers of 15% on long-term capital gains from sales on or after May 6, 2003 and from certain “qualifying dividends” on corporate stock. These rate reductions do not apply to corporate taxpayers. A taxpayer will also have to satisfy a more than 60- day holding period with respect to any distributions of qualifying dividends in order to obtain the benefit of the lower tax rate. Earnings from non-qualifying dividends, interest income, other types of ordinary income and short-term capital gains will be taxed at the ordinary income tax rate applicable to the taxpayer.

These recent tax law changes mean that for policyholders who are individuals the tax-related advantage of life insurance compared to certain taxable investments is reduced because the tax burden applicable to long-term capital gains and from certain “qualifying dividends” on corporate stock has been reduced.

ABOUT PACIFIC LIFE

Pacific Life Insurance Company is a life insurance company based in California. Along with our subsidiaries and affiliates, our operations include life insurance, annuity, pension and institutional products, group employee benefits, broker-dealer operations, and investment and advisory services. At the end of 2003, we had $152.7 billion of individual life insurance in force and total admitted assets of approximately $59.7 billion.

We are authorized to conduct our life and annuity business in the District of Columbia and in all states except New York. Our principal office is at 700 Newport Center Drive, Newport Beach, California 92660.

How our accounts work	We own the assets in our general account and our separate account. We allocate your net premiums to these accounts according to the investment options you’ve chosen.

General account
We can provide you with reports of our ratings as an insurance company and our ability to pay claims with respect to our general account assets.	Our general account includes all of our assets, except for those held in our separate accounts. We guarantee you an interest rate for up to one year on any amount allocated to the fixed options. The rate is reset annually. The fixed options are part of our general account, which we may invest as we wish, according to any laws that apply. We’ll credit the guaranteed rate even if the investments we make earn less. Our ability to pay these guarantees is backed by our strength as a company.

The fixed options are not securities, so they do not fall under any securities act. For this reason, the SEC has not reviewed the disclosure in this prospectus about the fixed options. However, other federal securities laws may apply to the accuracy and completeness of the disclosure about the fixed options.

Separate account
Amounts allocated to the variable investment options are held in our separate account. The assets in this account are kept separate from the assets in our general account and our other separate accounts, and are protected from our general creditors.

The separate account is divided into variable accounts. Each variable account invests in shares of a designated portfolio of the Pacific Select Fund. We may add variable accounts that invest in other portfolios of the fund or in other securities.

We’re the legal owner of the assets in the separate account, and pay its operating expenses. We do not hold ourselves out to be trustees of the separate account assets. The separate account is operated only for our variable life insurance policies. Pacific Life is obligated to pay all amounts promised to policy owners under the terms of the policy. We must keep enough money in the account to pay anticipated obligations under the insurance policies funded by the account, but we can transfer any amount that’s more than these anticipated obligations to our general account. Some of the money in the separate account may include charges we collect from the account and any investment results on those charges.

ABOUT PACIFIC LIFE

We cannot charge the assets in the separate account attributable to our reserves and other liabilities under the policies funded by the account with any liabilities from our other business.

Similarly, the income, gains or losses, realized or unrealized, of the assets of any variable account belong to that variable account and are credited to or charged against the assets held in that variable account without regard to our other income, gains or losses.

Making changes to the separate account We can add, change or remove any securities that the separate account or any variable account holds or buys, as long as we comply with the laws that apply.

We can substitute shares of one Pacific Select Fund portfolio with shares of another portfolio or fund if:

• any portfolio is no longer available for investment; or

• our management believes that a portfolio is no longer appropriate in view of the purposes of the policy.

We’ll give you any required notice or receive any required approval from policy owners or the SEC before we substitute any shares. We’ll comply with the filing or other procedures established by insurance regulators as required by law.

We can add new variable accounts, which may include additional subaccounts of the separate account, to serve as investment options under the policies. These may be managed separate accounts or they may invest in a new portfolio of the fund, or in shares of another investment company or one of its portfolios, or in a suitable investment vehicle with a specified investment objective.

We can add new variable accounts when we believe that it’s warranted by marketing needs or investment conditions. We’ll decide on what basis we’ll make new accounts available to existing policy owners.

We can also eliminate any of our variable accounts if we believe marketing, tax or investment conditions warrant it. We can terminate and liquidate any variable account.

If we make any changes to variable accounts or substitution of securities, we can make appropriate changes to this policy or any of our other policies, by appropriate endorsement, to reflect the change or substitution.

If we believe it’s in the best interests of people holding voting rights under the policies and we meet any required regulatory approvals we can do the following:

• operate the separate account as a management investment company, unit investment trust, or any other form permitted under securities or other laws

• register or deregister the separate account under securities law

• combine the separate account with one of our other separate accounts or our affiliates’ separate accounts

• combine one or more variable accounts

• create a committee, board or other group to manage the separate account

• change the classification of any variable account.

Taxes we pay
We may be charged for state and local taxes. Currently, we pay these taxes because they are small amounts with respect to the policy. If these taxes increase significantly, we may deduct them from the separate account.

We may charge the separate account for any federal, state and local taxes that apply to the separate account or to our operations. This could happen if our tax status or the tax treatment of variable life insurance changes.

Voting rights	We’re the legal owner of the shares of the Pacific Select Fund that are held by the variable accounts. We may vote on any matter at shareholder meetings of the fund. However, we are required by law to vote as you instruct on the shares relating to your allocation in a variable investment option. This is called your voting interest.

Your voting interest is calculated as of a day set by the Board of Trustees of the fund called the record date. Your voting interest equals the accumulated value in a variable investment option divided by the net asset value of a share of the corresponding portfolio. Fractional shares are included. If allowed by law, we may change how we calculate your voting interest.

We’ll send you documents from the fund called proxy materials. They include information about the items you’ll be voting on and forms for you to give us your instructions. We’ll vote shares held in the separate account for which we do not receive voting instructions in the same proportion as all other shares in the portfolio held by that separate account for which we’ve received timely instructions. If we do not receive any voting instructions for the shares in a separate account, we will vote the shares in the same proportion as the total votes for all of our separate accounts for which we’ve received timely instructions.

We’ll vote shares of any portfolio we hold in our general account in the same proportion as the total votes for all of our separate accounts, including this separate account. We’ll vote shares of any portfolio held by any of our non-insurance affiliates in the same proportion as the total votes for all of our separate accounts and those of our insurance affiliates.

If the law changes to allow it, we can vote as we wish on shares of the portfolios held in the separate account.

When required by state insurance regulatory authorities, we may disregard voting instructions that:

• would change a portfolio’s investment objective or subclassification

• would approve or disapprove an investment advisory contract.

We may disregard voting instructions on a change initiated by policy owners that would change a portfolio’s investment policy, investment adviser or portfolio manager if:

• our disapproval is reasonable

• we determine in good faith that the change would be against state law or otherwise be inappropriate, considering the portfolio’s objectives and purpose, and considering what effect the change would have on us.

If we disregard any voting instructions, we’ll include a summary of the action we took and our reasons for it in the next report to policy owners.

ABOUT PACIFIC LIFE

Distribution Arrangements	Pacific Select Distributors, Inc. (“PSD”), a broker-dealer and our subsidiary, pays various forms of sales compensation to broker-dealers (including other Pacific Life affiliates) that solicit applications for the policies. PSD also may reimburse other expenses associated with the promotion and solicitation of applications for the policies.

In addition, PSD or an affiliate may pay from their own resources additional significant cash compensation, sometimes called “revenue sharing”, and provide other incentives in connection with the promotion and solicitation of applications for the policies by some, but not all, broker-dealers. Such additional compensation may give us greater access to registered representatives of the broker-dealers that receive such compensation or may otherwise influence the way that a broker-dealer and registered representative market the policies.

The compensation described in this section and in the SAI, and other compensation or benefits provided by PSD or its affiliates, may be more or less than the overall compensation on similar or other products. This may influence your registered representative or broker-dealer to present this policy over other investment options available in the marketplace. You may ask your registered representative about these differing and divergent interests, how he/she is personally compensated and how his/her broker-dealer is compensated for soliciting applications for the policy. Please refer to the SAI for additional information on distribution arrangements.

Illustrations

If you ask us, we’ll provide you with different kinds of illustrations.

• Illustrations based on information you give us about the age of the person to be insured by the policy, their risk class, the face amount, the death benefit and premium payments.

• Illustrations that show the allocation of premium payments to specified variable accounts. These will reflect the expenses of the portfolio of the Fund in which the variable account invests.

• Illustrations that use a hypothetical gross rate of return that’s greater than 12%. These are available only to certain large institutional investors.	We will provide you with illustrations based on different sets of assumptions upon your request. You can request such illustrations at any time. Illustrations may help you understand how your policy values would vary over time based on different assumptions.

Lost policy	If you lose your policy, you may request a Certificate of Coverage free of charge. If you require a duplicate policy, we may charge a fee of $50 per duplicate. To request a Certificate of Coverage or a duplicate policy, please contact us for a Certificate of insurance/duplicate policy request form.

Audits of premiums/loans	You may request us to run a report of premium payments you’ve made or loan transactions under your policy. If you request us to provide information for a period of more than 2 years from date of request, we may charge you an administrative fee of $25 for this service.

Risk classification change	If you have a change in risk classification, such as a change in smoking status or health, you can request us to review your risk classification. Changing your risk classification may change the rates used for cost of insurance, mortality and expense risk face amount and surrender charge charges, and may also change the rates on any riders on your policy which base charges on risk classification. We will charge you a fee of $100 at the time you request us to change your risk classification.

State regulation	We’re subject to the laws of the state of California governing insurance companies and to regulations issued by the Commissioner of Insurance of California. In addition, we’re subject to the insurance laws and regulations of the other states and jurisdictions in which we’re licensed or may become licensed to operate.

An annual statement in a prescribed form must be filed with the Commissioner of Insurance of California and with regulatory authorities of other states on or before March 1st in each year. This statement covers our operations for the preceding year and our financial condition as of December 31st of that year. Our affairs are subject to review and examination at any time by the Commissioner of Insurance or his agents, and subject to full examination of our operations at periodic intervals.

Legal proceedings and legal matters	Pacific Life, the separate account, and PSD are not involved in any legal proceedings that would have a material effect on policy owners.

Legal matters concerning the issue and sale of the life insurance policies described in this prospectus, our organization and authority to issue the policies under California law, and the validity of the forms of the policies under California law, have been passed upon by our general counsel. Legal matters relating to federal securities laws and federal income tax laws have been passed upon by Dechert LLP.

Registration statement	We’ve filed a registration statement with the SEC for Pacific Select Accumulator, under the Securities Act of 1933. The SEC’s rules allow us to omit some of the information required by the registration statement from this prospectus. You can ask for it from the SEC’s office in Washington, D.C. They may charge you a fee.

Financial statements	The statements of assets and liabilities of Pacific Select Exec Separate Account as of December 31, 2003, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the three years in the period then ended are contained in the SAI.

The consolidated statements of financial condition of Pacific Life Insurance Company and Subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2003 are contained in the SAI.

TERMS USED IN THIS PROSPECTUS

We’ve tried to make this prospectus easy to read and understand, but you may find some words and terms that are new to you. We’ve identified some of these below and the pages where you’ll find an explanation of what they mean.

If you have any questions, please ask your registered representative or call us at 1-800-800-7681.

In this prospectus, you and your mean the policyholder or owner. Pacific Life, we, us and our refer to Pacific Life Insurance Company. The fund refers to Pacific Select Fund. Policy means a Pacific Select Accumulator variable life insurance policy, unless we state otherwise.	Accumulated value
Accumulation units
Age
Allocation
Assignment
Beneficiary
Business day
Cash surrender value
Cash value accumulation test
Class
Contingent beneficiary
Cost of insurance rate
Coverage segment
Death benefit
Death benefit percentage
Death benefit qualification test
Face amount
Fixed account
Fixed LT account
Fixed options
General account
Guideline minimum death benefit
Guideline premium limit
Guideline premium test
Illustration
In force	30 37 10 26 49 10 15 46 18 31 10 31 22 17 18 18 17 38 38 38 55 18 18 18 58 9	Income benefit
Insured
Joint owners
Lapse
Loan account
Modified endowment contract
Monthly payment date
Net amount at risk
Net cash surrender value
Net premium
Net single premium
Outstanding loan amount
Planned periodic premium
Policy anniversary
Policy date
Policy year
Portfolio
Proper form
Reinstatement
Riders
Separate account
Seven-pay limit
Tax code
Unit value
Variable account
Variable investment option	47 10 9 33 43 53 11 19 46 25 18 43 25 11 11 11 35 15 34 23 55 53 50 37 35 35

APPENDIX A – FACE AMOUNT CHARGE:
RATES PER $1,000 OF COVERAGE AMOUNT

COVERAGE SEGMENTS OF LESS THAN $250,000

	Rates For The First 10 Policy Years From						Rates For Policy Years 11 And Thereafter From

	The Effective Date Of Coverage Segment						The Effective Date Of Coverage Segment

	Nonsmoker			Smoker			Nonsmoker			Smoker
Issue
age	Male	Female	Unisex	Male	Female	Unisex	Male	Female	Unisex	Male	Female	Unisex

5	0.118	0.117	0.118	0.118	0.117	0.118	0.000	0.000	0.000	0.000	0.000	0.000
10	0.114	0.113	0.114	0.114	0.113	0.114	0.000	0.000	0.000	0.000	0.000	0.000
15	0.112	0.111	0.112	0.112	0.111	0.112	0.000	0.000	0.000	0.000	0.000	0.000
20	0.198	0.196	0.198	0.222	0.217	0.221	0.000	0.000	0.000	0.000	0.000	0.000
25	0.222	0.220	0.222	0.242	0.234	0.240	0.000	0.000	0.000	0.000	0.000	0.000
30	0.258	0.252	0.257	0.272	0.264	0.270	0.000	0.000	0.000	0.000	0.000	0.000
35	0.300	0.294	0.299	0.314	0.309	0.313	0.000	0.000	0.000	0.000	0.000	0.000
40	0.369	0.356	0.366	0.393	0.373	0.389	0.000	0.000	0.000	0.000	0.000	0.000
45	0.474	0.463	0.472	0.526	0.495	0.520	0.000	0.000	0.000	0.000	0.000	0.000
50	0.578	0.540	0.571	0.640	0.618	0.662	0.000	0.000	0.000	0.000	0.000	0.000
55	0.624	0.623	0.624	0.886	0.834	0.915	0.000	0.000	0.000	0.000	0.000	0.000
60	0.826	0.813	0.824	1.191	1.090	1.223	0.000	0.000	0.000	0.000	0.000	0.000
61	0.882	0.872	0.880	1.321	1.176	1.334	0.000	0.000	0.000	0.000	0.000	0.000
62	0.933	0.925	0.931	1.423	1.257	1.434	0.000	0.000	0.000	0.000	0.000	0.000
63	0.955	0.950	0.954	1.475	1.301	1.452	0.000	0.000	0.000	0.000	0.000	0.000
64	1.003	1.001	1.003	1.471	1.377	1.464	0.000	0.000	0.000	0.000	0.000	0.000
65	1.048	1.048	1.048	1.439	1.449	1.450	0.000	0.000	0.000	0.000	0.000	0.000
66	1.110	1.110	1.110	1.536	1.540	1.537	0.000	0.000	0.000	0.000	0.000	0.000
67	1.113	1.104	1.111	1.530	1.538	1.532	0.000	0.000	0.000	0.077	0.000	0.000
68	1.076	1.063	1.073	1.473	1.487	1.476	0.000	0.000	0.000	0.323	0.000	0.214
69	1.050	1.041	1.048	1.446	1.463	1.449	0.000	0.000	0.000	0.593	0.570	0.547
70	1.020	1.019	1.020	1.438	1.437	1.438	0.000	0.000	0.000	1.025	1.209	1.018
71	0.993	0.972	0.989	1.386	1.367	1.382	0.000	0.000	0.000	1.088	1.290	1.079
72	0.965	0.924	0.957	1.359	1.293	1.346	0.000	0.000	0.000	1.169	1.138	1.107
73	0.908	0.847	0.896	1.215	1.179	1.208	0.000	0.000	0.000	1.086	0.981	1.005
74	0.865	0.784	0.849	1.128	1.085	1.119	0.000	0.000	0.000	1.058	0.926	0.965
75	0.803	0.802	0.803	1.104	1.102	1.104	0.000	0.000	0.000	1.059	1.087	0.997
80	0.793	0.792	0.793	1.016	0.979	1.009	0.574	0.792	0.568	1.016	0.979	1.009
81	0.864	0.864	0.864	1.021	0.995	1.016	0.703	0.721	0.621	1.021	0.995	1.016
82	0.936	0.931	0.935	1.114	0.983	1.088	0.274	0.000	0.095	1.114	0.983	1.088
83	1.007	0.956	0.997	1.222	1.270	1.232	1.007	0.000	0.695	1.222	1.270	1.232
84	1.099	1.045	1.088	1.341	1.335	1.340	0.000	0.000	0.000	0.395	0.000	0.049
85	1.150	1.135	1.147	1.388	1.385	1.387	0.000	0.000	0.000	0.000	0.000	0.000
90	0.436	0.414	0.432	0.483	0.428	0.472	0.000	0.000	0.000	0.000	0.000	0.000

APPENDIX A – FACE AMOUNT CHARGE:

RATES PER $1,000 OF COVERAGE AMOUNT

COVERAGE SEGMENTS OF $250,000 – $500,000

	Rates For The First 10 Policy Years From						Rates For Policy Years 11 And Thereafter From
	The Effective Date Of Coverage Segment						The Effective Date Of Coverage Segment

	Nonsmoker			Smoker			Nonsmoker			Smoker
Issue
age	Male	Female	Unisex	Male	Female	Unisex	Male	Female	Unisex	Male	Female	Unisex

5	0.086	0.086	0.086	0.086	0.086	0.086	0.000	0.000	0.000	0.000	0.000	0.000
10	0.084	0.083	0.084	0.084	0.083	0.084	0.000	0.000	0.000	0.000	0.000	0.000
15	0.082	0.082	0.082	0.082	0.082	0.082	0.000	0.000	0.000	0.000	0.000	0.000
20	0.147	0.144	0.146	0.165	0.161	0.164	0.000	0.000	0.000	0.000	0.000	0.000
25	0.162	0.161	0.162	0.177	0.171	0.176	0.000	0.000	0.000	0.000	0.000	0.000
30	0.202	0.197	0.201	0.213	0.207	0.212	0.000	0.000	0.000	0.000	0.000	0.000
35	0.246	0.241	0.245	0.258	0.253	0.257	0.000	0.000	0.000	0.000	0.000	0.000
40	0.315	0.304	0.313	0.336	0.318	0.332	0.000	0.000	0.000	0.000	0.000	0.000
45	0.422	0.412	0.420	0.468	0.441	0.463	0.000	0.000	0.000	0.000	0.000	0.000
50	0.542	0.506	0.535	0.631	0.580	0.621	0.000	0.000	0.000	0.000	0.000	0.000
55	0.585	0.584	0.585	0.877	0.782	0.858	0.000	0.000	0.000	0.000	0.000	0.000
60	0.781	0.769	0.779	1.188	1.031	1.157	0.000	0.000	0.000	0.000	0.000	0.000
61	0.830	0.820	0.828	1.293	1.107	1.256	0.000	0.000	0.000	0.000	0.000	0.000
62	0.878	0.870	0.876	1.392	1.183	1.350	0.000	0.000	0.000	0.000	0.000	0.000
63	0.940	0.935	0.939	1.468	1.280	1.430	0.000	0.000	0.000	0.000	0.000	0.000
64	0.972	0.970	0.972	1.440	1.334	1.419	0.000	0.000	0.000	0.000	0.000	0.000
65	1.015	1.015	1.015	1.404	1.403	1.404	0.000	0.000	0.000	0.000	0.000	0.000
66	1.013	1.013	1.013	1.402	1.405	1.403	0.000	0.000	0.000	0.000	0.000	0.000
67	1.011	1.003	1.009	1.390	1.397	1.391	0.000	0.000	0.000	0.000	0.000	0.000
68	1.008	0.995	1.005	1.380	1.393	1.383	0.000	0.000	0.000	0.231	0.000	0.121
69	0.983	0.975	0.981	1.354	1.370	1.357	0.000	0.000	0.000	0.500	0.476	0.455
70	0.975	0.974	0.975	1.375	1.374	1.375	0.000	0.000	0.000	0.963	1.145	0.953
71	0.958	0.938	0.954	1.337	1.318	1.333	0.000	0.000	0.000	1.040	1.241	1.030
72	0.948	0.907	0.940	1.335	1.271	1.322	0.000	0.000	0.000	1.145	1.118	1.083
73	0.913	0.852	0.901	1.222	1.186	1.215	0.000	0.000	0.000	1.094	0.990	1.012
74	0.865	0.784	0.849	1.128	1.085	1.119	0.000	0.000	0.000	1.058	0.925	0.964
75	0.738	0.737	0.738	1.014	1.013	1.014	0.000	0.000	0.000	0.970	0.999	0.907
80	0.753	0.955	0.793	0.975	0.976	0.975	0.535	0.955	0.568	0.965	0.966	0.965
81	0.792	0.999	0.833	0.992	0.993	0.992	0.591	0.836	0.554	0.942	0.945	0.945
82	0.905	0.983	0.921	1.072	1.072	1.072	0.157	0.000	0.000	0.969	0.980	0.978
83	0.916	0.909	0.915	1.157	1.157	1.157	0.746	0.000	0.447	0.981	0.961	0.976
84	1.037	1.033	1.036	1.330	1.331	1.330	0.000	0.000	0.000	0.171	0.000	0.000
85	1.146	1.070	1.131	1.375	1.376	1.375	0.000	0.000	0.000	0.000	0.000	0.000
90	0.432	0.409	0.427	0.472	0.413	0.460	0.000	0.000	0.000	0.000	0.000	0.000

POLICIES WITH FACE AMOUNTS OF $500,000 OR MORE

	Rates For The First 10 Policy Years From						Rates For Policy Years 11 And Thereafter From
	The Effective Date Of Coverage Segment						The Effective Date Of Coverage Segment

	Nonsmoker			Smoker			Nonsmoker			Smoker
Issue
age	Male	Female	Unisex	Male	Female	Unisex	Male	Female	Unisex	Male	Female	Unisex

5	0.060	0.058	0.060	0.060	0.058	0.060	0.000	0.000	0.000	0.000	0.000	0.000
10	0.057	0.056	0.057	0.057	0.056	0.057	0.000	0.000	0.000	0.000	0.000	0.000
15	0.056	0.055	0.056	0.056	0.055	0.056	0.000	0.000	0.000	0.000	0.000	0.000
20	0.107	0.106	0.107	0.120	0.117	0.119	0.000	0.000	0.000	0.000	0.000	0.000
25	0.130	0.129	0.130	0.142	0.137	0.141	0.000	0.000	0.000	0.000	0.000	0.000
30	0.167	0.163	0.166	0.176	0.171	0.175	0.000	0.000	0.000	0.000	0.000	0.000
35	0.209	0.205	0.208	0.219	0.215	0.218	0.000	0.000	0.000	0.000	0.000	0.000
40	0.275	0.265	0.273	0.293	0.278	0.290	0.000	0.000	0.000	0.000	0.000	0.000
45	0.375	0.366	0.373	0.416	0.392	0.411	0.000	0.000	0.000	0.000	0.000	0.000
50	0.485	0.453	0.479	0.565	0.519	0.556	0.000	0.000	0.000	0.000	0.000	0.000
55	0.519	0.518	0.519	0.778	0.694	0.761	0.000	0.000	0.000	0.000	0.000	0.000
60	0.701	0.690	0.699	1.066	0.925	1.038	0.000	0.000	0.000	0.000	0.000	0.000
61	0.742	0.733	0.740	1.156	0.990	1.123	0.000	0.000	0.000	0.000	0.000	0.000
62	0.783	0.776	0.782	1.241	1.055	1.204	0.000	0.000	0.000	0.000	0.000	0.000
63	0.823	0.819	0.822	1.285	1.121	1.252	0.000	0.000	0.000	0.000	0.000	0.000
64	0.864	0.862	0.864	1.280	1.186	1.261	0.000	0.000	0.000	0.000	0.000	0.000
65	0.905	0.905	0.905	1.252	1.251	1.252	0.000	0.000	0.000	0.000	0.000	0.000
66	0.893	0.893	0.893	1.236	1.239	1.237	0.000	0.000	0.000	0.000	0.000	0.000
67	0.888	0.881	0.887	1.221	1.227	1.222	0.000	0.000	0.000	0.000	0.000	0.000
68	0.880	0.869	0.878	1.205	1.216	1.207	0.000	0.000	0.000	0.056	0.000	0.000
69	0.864	0.857	0.863	1.190	1.204	1.193	0.000	0.000	0.000	0.336	0.310	0.292
70	0.846	0.845	0.846	1.193	1.192	1.193	0.000	0.000	0.000	0.780	0.964	0.771
71	0.808	0.791	0.805	1.128	1.112	1.125	0.000	0.000	0.000	0.831	1.035	0.822
72	0.770	0.737	0.763	1.084	1.032	1.074	0.000	0.000	0.000	0.893	0.877	0.835
73	0.733	0.684	0.723	0.981	0.952	0.975	0.000	0.000	0.000	0.853	0.755	0.772
74	0.695	0.630	0.682	0.906	0.872	0.899	0.000	0.000	0.000	0.837	0.711	0.745
75	0.577	0.576	0.577	0.793	0.792	0.793	0.000	0.000	0.000	0.749	0.778	0.686
80	0.656	0.653	0.655	0.810	0.810	0.810	0.439	0.653	0.430	0.800	0.800	0.800
81	0.751	0.720	0.745	0.840	0.865	0.845	0.541	0.523	0.450	0.770	0.799	0.776
82	0.876	0.787	0.858	0.912	0.920	0.914	0.111	0.000	0.000	0.760	0.781	0.769
83	0.901	0.855	0.892	1.138	1.136	1.138	0.706	0.000	0.394	0.938	0.913	0.934
84	1.005	0.922	0.988	1.221	1.221	1.221	0.000	0.000	0.000	0.000	0.000	0.000
85	1.068	0.989	1.052	1.289	1.286	1.288	0.000	0.000	0.000	0.000	0.000	0.000
90	0.302	0.286	0.299	0.338	0.299	0.330	0.000	0.000	0.000	0.000	0.000	0.000

If the insured is assigned a risk classification other than standard, a factor is applied to the face amount charge according to the nonstandard table rating assigned to that insured. If the insured is assigned a nonstandard rating reflected in the table of nonstandard table factors below, the rate above that applies to the insured is multiplied by the nonstandard table factor that applies before the $12.00 flat charge is added.

NONSTANDARD TABLE FACTORS

	Nonstandard Table Number
Issue
age	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16

0–45	1.05	1.10	1.15	1.20	1.25	1.30	1.35	1.40	1.45	1.50	1.55	1.60	1.65	1.70	1.75	1.80

50	1.05	1.10	1.15	1.20	1.25	1.30	1.35	1.40	1.45	1.50	1.55	1.60	1.65	1.65	1.65	1.65

55	1.05	1.10	1.15	1.20	1.25	1.30	1.35	1.35	1.35	1.35	1.35	1.35	1.35	1.35	1.35	1.35

60	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05

65–90	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00

Representative figures shown. For issue ages not listed, please ask your registered representative.

APPENDIX B – SURRENDER CHARGE:
CURRENT RATES PER $1,000 OF COVERAGE SEGMENT

	Nonsmoker			Smoker
Issue
age	Male	Female	Unisex	Male	Female	Unisex

5	1.65	1.42	1.60	1.65	1.42	1.60

10	1.65	1.42	1.60	1.65	1.42	1.60

15	1.65	1.42	1.60	1.65	1.42	1.60

20	2.81	2.81	2.81	2.96	2.96	2.96

25	3.10	3.10	3.10	3.40	3.32	3.38

30	3.93	3.85	3.91	4.15	4.08	4.14

35	4.87	4.79	4.85	5.16	5.02	5.13

40	6.36	6.06	6.30	6.89	6.44	6.80

45	9.21	8.88	9.14	10.41	9.61	10.25

50	12.41	11.63	12.25	14.57	13.27	14.31

55	15.98	14.54	15.69	19.64	17.87	19.28

60	21.78	19.50	21.32	26.83	24.02	26.27

65	28.48	26.66	28.12	35.41	33.15	34.95

70	34.67	36.19	34.97	42.29	44.14	42.66

71	35.49	37.08	35.81	42.53	44.44	42.91

72	36.18	38.16	36.57	42.66	43.62	42.85

73	36.73	38.15	37.01	42.68	42.99	42.74

74	37.13	37.79	37.27	42.58	42.69	42.60

75	37.41	37.88	37.50	42.37	42.90	42.48

76	37.66	38.40	37.81	41.86	42.18	42.25

77	37.07	38.28	37.32	41.27	41.00	41.62

78	37.22	38.43	37.46	40.48	40.46	40.83

79	36.49	38.45	36.89	39.92	39.70	40.23

80	36.54	38.26	37.03	39.14	38.80	39.39

85	18.73	17.65	18.51	21.78	20.21	21.47

90	13.55	13.00	13.44	14.90	14.59	14.83

If the insured is assigned a risk classification other than standard, a factor is applied to the surrender charge rate according to the nonstandard table rating assigned to that insured. If the insured is assigned a nonstandard rating reflected in the table of nonstandard table factors at the bottom of Appendix A on the previous page, the rate above that applies to the insured is multiplied by the nonstandard table factor that applies.

B-1

APPENDIX C – DEATH BENEFIT PERCENTAGES

Age	Percentage	Age	Percentage	Age	Percentage	Age	Percentage

0-40	250	50	185	60	130	70	115
41	243	51	178	61	128	71	113
42	236	52	171	62	126	72	111
43	229	53	164	63	124	73	109
44	222	54	157	64	122	74	107
45	215	55	150	65	120	75-90	105
46	209	56	146	66	119	91	104
47	203	57	142	67	118	92	103
48	197	58	138	68	117	93	102
49	191	59	134	69	116	>93	101

C-1

PACIFIC SELECT

ACCUMULATOR	WHERE TO GO FOR MORE INFORMATION

The Pacific Select Accumulator variable life insurance policy is underwritten by Pacific Life Insurance Company.	You’ll find more information about the policy and Pacific Select Exec Separate Account in the SAI dated , 2004. The SAI has been filed with the SEC and is considered to be part of this prospectus because it’s incorporated by reference.

You can get a copy of the SAI without charge by calling or writing to us, or you can view it online at our website. You can also contact the SEC to get the SAI, material incorporated into this prospectus by reference, and other information about registrants that file electronically with the SEC. The SEC may charge you a fee for this information.

If you ask us, we’ll provide you with illustrations of policy benefits based on different sets of assumptions. Illustrations may help you understand how your policy’s death benefit, cash surrender value and accumulated value would vary over time based on different assumptions. You can get one policy illustration free of charge per policy year by calling or writing to us. We reserve the right to charge $25 for additional illustrations.

How to contact us	Call or write to us at:
Pacific Life Insurance Company
700 Newport Center Drive
P.O. Box 7500
Newport Beach, California 92658-7500

1-800-800-7681
7 a.m. through 5 p.m. Pacific time

Send premiums (other than initial premium), other payments, change of address and change of premium allocation instructions to:
Pacific Life Insurance Company
P.O. Box 100957
Pasadena, California 91189-0957

If you receive premium notice via listbill, send premiums, other payments and all correspondence to:
Pacific Life Insurance Company
700 Newport Center Drive
P.O. Box 7500
Newport Beach, California 92658-7500

Send applications, initial premium and other correspondence to:
Pacific Life Insurance Company
700 Newport Center Drive
P.O. Box 7500
Newport Beach, California 92658-7500

How to contact the SEC	You can also find reports and other information about the policy and separate account from the SEC. The SEC may charge you a fee for this information.

Public Reference Section of the SEC
Washington, D.C. 20459-0102
1-202-942-8090
Internet: www.sec.gov

SEC file number 811-05563

                            333-118913

STATEMENT OF ADDITIONAL INFORMATION

                    , 2004

PACIFIC SELECT ACCUMULATOR

PACIFIC SELECT EXEC SEPARATE ACCOUNT

Pacific Select Accumulator is a variable life insurance policy offered by Pacific Life Insurance Company.

This Statement of Additional Information (SAI) is not a prospectus and should be read in conjunction with the policy’s prospectus, dated                     , 2004, which is available without charge upon written or telephone request to Pacific Life. Terms used in this SAI have the same meanings as in the prospectus, and some additional terms are defined particularly for this SAI. This SAI is incorporated by reference into the policy’s prospectus.

Pacific Life Insurance Company

P.O. Box 7500
Newport Beach, CA 92658-7500

1-800-800-7681

i

MORE ON THE OPTIONAL RIDERS

There are seven optional riders that provide extra benefits. Ask your registered representative for additional information about the riders available with the policy. Samples of the provisions for the extra optional benefits are available from us upon written request.

Accidental death rider

Provides additional insurance coverage when we receive proof that the insured’s death results directly and independently of all other causes from bodily injuries accidentally sustained, subject to the rider’s provisions. Death must occur within 120 days of injuries and while the rider was in force, subject to satisfactory evidence of insurability. You may purchase the rider at policy issue for an insured between age 5 through 65. The monthly charge will be shown in your policy specifications pages.

The rider terminates on the earliest of your written request, on lapse or termination of the policy, or when the insured reaches age 70.

Children’s term rider

Provides term insurance until age 25 on any child of the insured, including a natural child, step-child or adopted child. To be eligible for coverage, the insured must be 55 or younger, and the child must be 21 or younger at policy issue and named in the application for this rider or born or adopted thereafter. Newborn children are covered from age 14 days. The term insurance under the rider may be converted for a new policy on each child on the earlier of the child’s 25th birthday or the date the insured becomes age 65, as long as the child is still living. If the insured dies before the conversion date, the term insurance on each child will become paid-up and a separate policy for the paid-up insurance will be issued with the child as owner. For each child, if you convert the rider, or if paid-up insurance is issued, coverage for that child under the rider will terminate. The monthly charge will be shown in your policy specifications pages.

Annual renewable and convertible term rider

Provides annual renewable term insurance on any member of the insured’s immediate family who is age 80 or younger at the time the rider is issued. You may purchase the rider at policy issue or any time while the policy is in force. We refer to each person insured under the rider as a covered person. You have the flexibility to delete a covered person from the rider, or, with satisfactory evidence of insurability, you may add a covered person.

At any time while the rider is in force and before any covered person reaches age 65, you may convert the rider to a whole life or any higher premium plan we regularly issue at the time of the conversion. The rider may also be converted during the first two years it is in force, regardless of the covered person’s age. If you convert the rider, a new policy will be issued on the covered person and coverage under the rider will terminate.

The guaranteed monthly cost of insurance rates for each covered person will be shown in your policy specifications pages. Our current cost of insurance rates for the rider are lower than the guaranteed rates.

The rider will terminate on the earliest of your written request, on lapse or termination of the policy, or when the last covered person reaches age 100.

Guaranteed insurability rider

Gives the right to buy additional insurance on the life of the insured on specified dates without proof of insurability. The rider is available for an insured who is not in a substandard risk class and is age 37 or younger when the policy is issued. Subject to certain conditions, you may have some flexibility to change the option dates.

Charges and option dates for this rider appear in your policy specifications pages. To add the additional insurance, we must receive your written request within 31 days of the option date for that additional coverage.

1

The increase in face amount will take effect on the option date if the insured is then living. Any option not exercised on its option date will expire.

The rider will terminate on the earliest of your written request, on lapse or termination of the policy, or 31 days after the last option date.

Waiver of charges rider

Waives any monthly cost of insurance charges, administrative charges and M&E risk face amount charges for the policy, and any monthly cost of any rider benefits which fall due while the insured is totally disabled, under the provisions of the rider. We will not waive any charges that are due more than one year before we receive proof of total disability, or which fall due before the insured’s age 5. The monthly charge for the rider appears in your policy specifications pages.

The rider is available for insureds age 55 or younger who are not in a substandard risk class. You may purchase the rider at policy issue or any time while the policy is in force. If you request to purchase the rider after your policy is issued, we charge an underwriting service fee of $100 at the time of your request. If regular evidence of insurability for new life insurance is being submitted, no additional evidence of insurability for a Waiver of charges rider is usually needed. If you apply for an increase in face amount under an insurability option or conversion option, and if the Waiver of charges rider was included in the original coverage, the evidence needed to include the Waiver of charges rider on the new insurance is a statement that the insured is not totally disabled. Except as stated above, satisfactory evidence of insurability is required.

This rider is not available if you select a Disability benefit rider.

The rider will terminate (without affecting any claim for disability occurring before such termination) on the earliest of your written request, on lapse or termination of this policy, or when the insured reaches age 60.

Accelerated living benefits rider

Gives the policy owner access to a portion of the policy’s death benefit if the insured has been diagnosed with a terminal illness resulting in a life expectancy of six months or less (or longer than six months in some states). We refer to this amount as the accelerated benefit. If you have an outstanding loan amount, we will reduce the accelerated benefit proceeds payable to repay a portion of the loan. We may also deduct an administrative fee of $150 from your accelerated benefit.

You may choose to receive the accelerated benefit either in a lump sum or any other payment plan available at the time of payment. We will pay the benefit only once per insured.

Payment of the accelerated benefit will reduce the death benefit under your policy and any riders used in calculating the available accelerated benefit. It will also reduce any outstanding loan amount.

Benefits received under this rider may be taxable, and may impact your eligibility for Medicaid or other government benefits. Please consult your tax adviser if you want to exercise your rights under this rider.

You may purchase this rider at policy issue or any time while the policy is in force. The rider will terminate on the earliest of your written request, on lapse or termination of the policy, or when an accelerated benefit is paid under this rider.

Disability benefit rider

Provides a monthly addition to the policy’s accumulated value when the insured has a qualifying disability as stated in the rider provisions, until he or she reaches age 65. You may purchase the rider only at policy issue. The monthly charge for the rider appears in your policy specifications pages.

This rider is not available if you select a Waiver of charges rider.

The rider will terminate on the earliest of your written request, on termination of this policy, or when the insured becomes age 60.

2

PREMIUM LIMITATIONS

Federal tax law puts limits on the amount of premium payments you can make in relation to your policy’s death benefit. These limits apply in the following situations.

Guideline premium limit

If you’ve chosen the guideline premium test as your death benefit qualification test, the total amount you can pay in premiums and still have your policy qualify as life insurance is your policy’s guideline premium limit. The sum of the premiums paid, less any withdrawals, at any time cannot exceed the guideline premium limit, which is the greater of:

•	the guideline single premium or
•	the sum of the guideline level annual premiums.

We may refuse to accept all or part of a premium payment if, by accepting it, you will exceed your policy’s guideline premium limit. If we find that you’ve exceeded your guideline premium limit, we may remove all or part of a premium you’ve paid from your policy as of the day we applied it, and return it to you. We’ll adjust the death benefit retroactively to that date to reflect the reduction in premium payments.

Your policy’s guideline single premium and guideline level annual premiums appear on your policy’s specification pages. Before you buy a policy, you can ask us or your registered representative for a personalized illustration that will show you the guideline single premium and guideline level annual premiums.

Modified endowment contract

A life insurance policy will become a modified endowment contract if the sum of premium payments made during the first seven contract years, less a portion of withdrawals, exceeds the seven-pay limit defined in section 7702A of the Internal Revenue Code. You’ll find a detailed discussion of modified endowment contracts in Variable life insurance and your taxes in the prospectus.

Unless you’ve told us in writing that you want your policy to become a modified endowment contract, we’ll remove all or part of the premium payment from your policy as of the day we applied it and return it to you. We’ll also adjust the death benefit retroactively to that date to reflect the reduction in premium payments. If we receive such a premium within 20 days before your policy anniversary, we’ll hold it and apply it to your policy on the anniversary date.

In both of these situations, if we remove an excess premium from your policy, we’ll return the premium amount to you no later than 60 days after the end of the policy year. We may adjust the amount for interest or for changes in accumulated value that relate to the amount of the excess premium we’re returning to you.

If we do not return the premium amount to you within that time, we’ll increase your policy’s death benefit retroactively, to the day we applied the premium, and prospectively so that it’s always the amount necessary to ensure your policy qualifies as life insurance, or to prevent it from becoming a modified endowment contract. If we increase your death benefit, we’ll adjust cost of insurance or rider charges retroactively and prospectively to reflect the increase.

Increasing the net amount at risk

An increase in the net amount at risk occurs if the policy’s death benefit is equal to the guideline minimum death benefit, or would be equal to it once we apply your premium payment. We may choose to accept your premium payment in this situation, but before we do so, we may require satisfactory evidence of the insurability of the person insured by the policy.

3

TRANSFER PROGRAMS

Dollar cost averaging

Our dollar cost averaging program allows you to make scheduled transfers of $50 or more between variable investment options without paying a transfer fee. Here’s how the program works:

•	You can set up this program at any time while your policy is in force.
•	You need to complete a request form to enroll in the program. You may enroll by telephone or electronically if you have a completed telephone and electronic authorization form on file.
•	You must have at least $5,000 in a variable investment option to start the program.
•	We’ll automatically transfer accumulated value from one variable investment option to one or more of the other variable investment options you’ve selected.
•	We’ll process transfers as of the end of the business day on your policy’s monthly, quarterly, semi-annual or annual anniversary, depending on the interval you’ve chosen. We will not make the first transfer until after the free look transfer date in states that require us to return your premiums if you exercise your right to cancel your policy.
•	We will not charge you for the dollar cost averaging program or for transfers made under this program, even if we decide to charge you in the future for transfers outside of the program, except if we have to by law.
•	We have the right to discontinue, modify or suspend the program at any time.
•	We’ll keep making transfers at the intervals you’ve chosen until one of the following happens:

•	the total amount you’ve asked us to transfer has been transferred
•	there is no more accumulated value in the investment option you’re transferring from
•	your policy enters the grace period and is in danger of lapsing
•	you tell us in writing to cancel the program
•	we discontinue the program.

Portfolio rebalancing program

The portfolio rebalancing program automatically transfers your policy’s accumulated value among the variable investment options according to your original percentage allocations. Here’s how the program works:

•	You can set up this program at any time while your policy is in force.
•	You enroll in the program by sending us a written signed request or a completed automatic rebalancing form. You may enroll by telephone or electronically if you have a completed telephone and electronic authorization form on file.
•	Your first rebalancing will take place on the monthly payment date you choose. You choose whether we should make transfers quarterly, semi-annually or annually, based on your policy date.
•	If you cancel this program, you must wait 30 days to begin it again.
•	You cannot use this program if you’re already using the dollar cost averaging program.
•	We do not currently charge for the portfolio rebalancing program or for transfers made under this program.
•	We can discontinue, suspend or change the program at any time.

First year transfer program

Our first year transfer program allows you to make monthly transfers during the first policy year from the Fixed account to the variable investment options or the Fixed LT account. Here’s how the program works:

•	You enroll in the program when you apply for your policy.
•	You choose a regular amount to be transferred every month for 12 months.
•	We make the first transfer on the day we allocate your first premium to the investment options you’ve chosen. Each transfer will be made on the same day every month.
•	If you sign up for this program, we’ll waive the usual transfer limit for the Fixed account during the first policy year.

4

•	If we make the last transfer during the second policy year, we will not count it toward the usual one transfer per year limit for the Fixed account.
•	If the accumulated value in the Fixed account is less than the amount to be transferred, we’ll transfer the balance and then cancel the program.
•	If there is accumulated value remaining in the Fixed account at the end of the program, our usual rules for the Fixed account will apply.
•	We do not currently charge for the first year transfer program or for transfers made under this program.

WITHDRAWAL FEATURES

Automated income option

Our automated income option (“AIO”) program allows you to make scheduled withdrawals or loans. Here’s how the program works:

•	You can set up the income stream from your policy on either a monthly or annual basis. Each scheduled income payment must be at least $500 if you choose to receive monthly payments, or $1,000 if you choose annual payments.
•	You may choose to receive either a fixed amount of income or an amount based on a fixed duration. Depending upon your objectives, you may wish to reduce your face amount or change your policy’s death benefit option in order to maximize your income.
•	You choose the scheduled income payment date. You may elect to have your income payments sent either by check or by electronic deposit to a bank account. The effective date of the withdrawal or loan will be the business day before any income payment date.
•	If the scheduled income payment date falls on a weekend or holiday, the actual income payment date will be the business day before the scheduled income payment date.
•	The withdrawal or loan will be taken from your policy’s investment options in proportion to the accumulated value in each option.

Upon our receipt of your AIO request form, we will run a hypothetical illustration to determine if your request can be fulfilled, or if any adjustments will be necessary. We use the illustration to test your policy for the minimum net cash surrender value requirement. Your policy must continue to have an illustrated net cash surrender value at the maturity date sufficient to meet the minimum accumulated value required to allow for payment of policy charges, including policy loan interest.

Illustrations generally will be run at an annual gross earnings rate chosen by you, not to exceed 10%. No earnings rate used is a guarantee or indication of actual earnings.

We will complete an AIO agreement form, and send it and the illustration to your registered representative for delivery to you. The AIO agreement form will confirm your income payment amount, frequency and duration, and will also confirm your policy’s cost basis and other information about your elections under the AIO program.

Unless you request otherwise, distributions under the AIO program will be taken first as withdrawals if not taxable, then they will be taken as loans.

Payments under the AIO program will begin as scheduled once we receive your signed AIO agreement form. We will send you a letter confirming the date and amount of the first income payment.

The income payments will usually remain constant during each income period, unless there is insufficient net cash surrender value to make a payment. The duration of each income period is one year, except that the first income period may differ depending on the following:

•	If the AIO program start date is six months or more from your next policy anniversary, the income period will end on the next policy anniversary. In this case, the first income period will last at least six months, but not more than one year.

5

•	If the AIO program start date is less than six months from your next policy anniversary, the income period will extend to the following policy anniversary. In this case, the first income period will last at least one year, but no more than 18 months.

After the first income period, and each year you remain in the AIO program, we will run an illustration after each policy anniversary. The illustration will generally be run at a rate chosen by you, not to exceed a gross annual rate of 10%. Your policy must continue to have an illustrated net cash surrender value at the maturity date sufficient to meet the minimum accumulated value required to allow for payment of policy charges, including policy loan interest. There is no charge for illustrations we run in connection with the AIO program. They do not count toward your one free illustration per year.

We will send you a letter and the illustration to notify you of any changes in your income payment amount or duration. The new income payment amount will be effective on the income payment date following the previous income period.

Over time, your policy’s actual performance, and perhaps your use of the policy’s options are likely to vary from the assumptions used in the illustrations. Changes in your policy’s investment option allocations can impact your future values and income you receive. Your policy may also be susceptible to lapse.

You are responsible to monitor your policy’s accumulated value to ensure your policy is not in danger of lapsing. You may need to make additional premium payments or loan repayments to prevent your policy from lapsing. You will not receive a notice to remind you of your scheduled premium payments while you are in the AIO program.

MORE ON POLICY CHARGES

How we calculate the surrender charge

If you surrender your policy, a surrender charge may be assessed against your policy’s accumulated value. It is based on the age and risk class of the insured, for each $1,000 of coverage segment on the date the coverage segment is effective.

The surrender charge does not change during the first 5 policy years. We reduce the charge by 1.666666% each month until it reaches zero at the end of the 10th policy year. The most we will assess on any surrender coverage segment is $44.44 per $1,000 of face amount.

Please refer to your policy and any supplemental schedule of benefits for surrender charges. Sample rates for the surrender charge appears in the prospectus as Appendix B.

An example

For a policy:

•	that insures a male non-smoker who is age 35 when the policy is issued

•	with an initial face amount of $350,000

The surrender charge is:

•	$1,704.50 in the first policy year (($350,000 ÷ $1,000) × $4.87) × (1 - (0 × .016667))

•	$1,022.69 at the end of the seventh policy year (($350,000 ÷ $1,000) × $4.87) × (1 - (84 - 60) × .016667))

Increases in face amount

Net premiums you pay are allocated to the accumulated value in your base policy and any charges, withdrawals and distributions are subtracted from that accumulated value. If you elect death benefit Option C, your death benefit on the base policy is your base policy’s face amount plus any premium payments you make and less any withdrawals and distributions.

6

If you increase the face amount of your base policy, we do not change the above allocations. Instead, to determine the cost of insurance charge on each coverage segment, as described in the prospectus under Your policy’s accumulated value, we discount the total death benefit for all coverage segments that would have been payable at the beginning of the policy month and subtract the accumulated value in the base policy at the beginning of the month before the monthly charge is due to determine the total discounted net amount at risk for all coverage segments. We then prorate the net amount at risk for each coverage segment in the same proportion that the face amount of each coverage segment bears to the total face amount for all coverage segments. The discounted net amount at risk for each coverage segment is multiplied by the current COI rate for that coverage segment.

MORE ON PACIFIC LIFE AND THE POLICIES

How we’re organized

Pacific Life was established on January 2, 1868 under the name, Pacific Mutual Life Insurance Company of California. It was reincorporated as Pacific Mutual Life Insurance Company on July 22, 1936. On September 1, 1997, Pacific Life converted from a mutual life insurance company to a stock life insurance company. Pacific Life is a subsidiary of Pacific LifeCorp, a holding company, which in turn is a subsidiary of Pacific Mutual Holding Company, a mutual holding company.

Under their charters, Pacific Mutual Holding Company must always hold at least 51% of the outstanding voting stock of Pacific LifeCorp. Pacific LifeCorp must always own 100% of the voting stock of Pacific Life. Owners of Pacific Life’s annuity contracts and life insurance policies have certain membership interests in Pacific Mutual Holding Company. They have the right to vote on the election of the Board of Directors of the mutual holding company and on other matters. They also have certain rights if the mutual holding company is liquidated or dissolved.

Distribution arrangements

Pacific Select Distributors, Inc. (PSD), our subsidiary, acts as the distributor of the policies and offers the policies on a continuous basis. PSD is located at 700 Newport Center Drive, Newport Beach, California 92660. PSD is registered as a broker-dealer with the SEC and is a member of NASD. We pay PSD for acting as distributor under a distribution agreement. We and PSD enter into selling agreements with broker-dealers whose registered representatives are authorized by state insurance departments to sell the policies. Because this policy was not offered until 2004, PSD was not paid any underwriting commissions with regard to this policy in 2003.

PSD or an affiliate pays various sales compensation to broker-dealers that solicit applications for the policies. PSD or an affiliate also may provide reimbursement for other expenses associated with the promotion and solicitation of applications for the policies. Commissions are based on “target” premiums we determine. The commissions we pay vary with the agreement, and in some cases commissions on premiums paid up to the first target premium may be up to 114%, and the most common schedule of commissions we pay is:

•	114% of premiums paid up to the first target premium

•	3% of the premiums paid under targets 2-10
•	2% of premiums paid in excess of the 10th target premium.

A target premium is a hypothetical premium that is used only to calculate commissions. It varies with the death benefit option you choose, the age of the insured on the policy date, and the gender (unless unisex rates are required) and risk class of the insured. A policy’s target premium will usually be less than, but generally does not exceed 105% of, the policy’s guideline level premiums for policies with the guideline premium test. Target premiums for policies with the cash value accumulation test are based on a comparable policy with the guideline premium test. Before you buy a policy, you can ask us or your registered representative for a personalized illustration that shows you the guideline single premium and guideline level premiums.

7

Your registered representative typically receives a portion of the compensation that is payable to his or her broker-dealer in connection with the policy, depending on the agreement between your registered representative and his or her firm. Pacific Life is not involved in determining that compensation arrangement, which may present its own incentives or conflicts. You may ask your registered representative how he/she will personally be compensated for the transaction.

PSD or an affiliate may pay broker-dealers an annual renewal commission of up to 0.20% of a policy’s accumulated value less any outstanding loan amount. We calculate the renewal amount monthly and it becomes payable on each policy anniversary.

In addition to the commissions described above, we and/or an affiliate may pay additional cash compensation from their own resources in connection with the promotion and solicitation of application for the policies by some, but not all, broker-dealers. The range of additional cash compensation based on premium payments usually ranges from 0% to 25% of premiums paid up to the first target premium, but generally does not exceed 14% of commissions paid on premium thereafter. Such additional compensation may give Pacific Life greater access to registered representatives of the broker-dealers that receive such compensation. While this greater access provides the opportunity for training and other educational programs so that your registered representative may serve you better, this additional compensation also may afford Pacific Life a “preferred” status at the recipient broker-dealer and provide some other marketing benefit such as website placement, access to registered representative lists, extra marketing assistance, or other heightened visibility and access to the broker-dealer’s sales force that otherwise influences the way that the broker-dealer and the registered representative market the policies.

We or our affiliates may also pay other override payments, expense allowances and reimbursements, bonuses, wholesaler fees, and training and marketing allowances. Such payments may offset the broker-dealer’s expenses in connection with activities that it is required to perform, such as educating personnel and maintaining records. Registered representatives may also receive non-cash compensation such as expense-paid educational or training seminars involving travel within and outside the U.S. or promotional merchandise.

All of the compensation described in this section, and other compensation or benefits provided by us or our affiliates, may be more or less than the overall compensation on similar or other products and may influence your registered representative or broker-dealer to present this policy over other investment options. You may ask your registered representative about these differing and divergent interests and how he/she and his/her broker-dealer are compensated for selling the policy.

In addition, Pacific Select Fund has adopted a brokerage enhancement plan as described in the Pacific Select Fund prospectus. This plan was adopted by the Fund pursuant to Rule 12b-1 under the Investment Company Act of 1940, and may be considered a distribution plan because it uses a fund asset — brokerage — to help promote distribution of the Fund’s shares indirectly through promotion of the policies. The credits or other compensation created under the brokerage enhancement plan may be used to pay for, among other things, all or part of the expenses related to: (i) disseminating sales prospectuses and/or literature about the Fund or the policies to prospective clients; (ii) broker/dealers conducting due diligence on the Fund or the variable life insurance policies; (iii) PSD participating in or sponsoring seminars, sales meetings, conferences, and other events held by the broker-dealer; or (iv) placing the Fund or the policies on a list of eligible funds or variable life insurance policies that may be offered by that broker-dealer’s registered representatives. In 2003, principal types of activities for which payments were made under the Plan included items in (i), (ii) and (iii) above. For additional information, please see the Pacific Select Fund prospectus.

We directly or indirectly own interests in a number of broker-dealers that offer this policy among others. These affiliated broker-dealers and their registered representatives are compensated as described above with premium-based and trail commissions. We receive “preferred” status at the affiliated broker-dealers along with other product vendors that provide similar support. PSD or its affiliates may also pay other amounts as described above to the affiliated broker-dealers or persons associated with the affiliated broker-dealers. Finally, within certain limits imposed by the NASD, registered representatives who are associated with broker/dealer firms affiliated with us may qualify for sales incentive programs sponsored by us.

8

Our affiliated broker dealers, other than PSD, include Associated Securities Corp., Mutual Service Corporation, United Planners’ Financial Services of America, M.L. Stern & Co., LLC and Waterstone Financial Group.

The separate account

The separate account was established on May 12, 1988 under California law under the authority of our Board of Directors. It’s registered with the SEC as a type of investment company called a unit investment trust. The SEC does not oversee the administration or investment practices or policies of the account.

The separate account is not the only investor in the Pacific Select Fund. Investments in the fund by other separate accounts for variable annuity contracts and variable life insurance contracts could cause conflicts. For more information, please see the Statement of Additional Information for the Pacific Select Fund.

Performance

Performance information may appear in advertisements, sales literature, or reports to policy owners or prospective buyers.

Information about performance of any variable account of the separate account reflects only the performance of a hypothetical policy. The calculations are based on allocating the hypothetical policy’s accumulated value to the variable account during a particular time period.

Performance information is no guarantee of how a portfolio or variable account will perform in the future. You should keep in mind the investment objectives and policies, characteristics and quality of the portfolio of the fund in which the variable account invests, and the market conditions during the period of time that’s shown.

We may show performance information in any way that’s allowed under the law that applies to it. This may include presenting a change in accumulated value due to the performance of one or more variable accounts, or as a change in a policy’s owner’s death benefit.

We may show performance as a change in accumulated value over time or in terms of the average annual compounded rate of return on accumulated value. This would be based on allocating premium payments for a hypothetical policy to a particular variable account over certain periods of time, including one year, or from the day the variable account started operating. If a portfolio has existed for longer than its corresponding variable account, we may also show the hypothetical returns that the variable account would have achieved had it invested in the portfolio from the day the portfolio started operating.

Performance may reflect the deduction of all policy charges including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The different death benefit options will result in different expenses for the cost of insurance, and the varying expenses will result in different accumulated values.

Performance may also reflect the deduction of the surrender charge, if it applies, by assuming the hypothetical policy is surrendered at the end of the particular period. At the same time, we may give other performance figures that do not assume the policy is surrendered and do not reflect any deduction of the surrender charge.

We may also show performance of the underlying portfolios based on the change in value of a hypothetical investment over time or in terms of the average annual compounded return over time. Performance of the portfolios will not reflect the deduction of policy charges. If policy charges were reflected, the performance would be lower.

In our advertisements, sales literature and reports to policy owners, we may compare performance information for a variable account to:

•	other variable life separate accounts, mutual funds, or investment products tracked by research firms, rating services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria

9

•	the Consumer Price Index, to assess the real rate of return from buying a policy by taking inflation into consideration
•	various indices that are unmanaged.

Reports and promotional literature may also contain our rating or a rating of our claims paying ability. These ratings are set by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

Yields

The yield or total return of any variable account or portfolio does not reflect the deduction of policy charges.

Money Market variable account

The “yield” (also called “current yield”) of the Money Market variable account is computed in accordance with a standard method prescribed by the SEC. The net change in the variable account’s unit value during a seven-day period is divided by the unit value at the beginning of the period to obtain a base rate of return. The current yield is generated when the base rate is “annualized” by multiplying it by the fraction 365/7; that is, the base rate of return is assumed to be generated each week over a 365-day period and is shown as a percentage of the investment. The “effective yield” of the Money Market variable account is calculated similarly but, when annualized, the base rate of return is assumed to be reinvested. The effective yield will be slightly higher than the current yield because of the compounding effect of this assumed reinvestment.

The formula for effective yield is: [(Base Period Return + 1)(To the power of  365/7)] - 1.

Realized capital gains or losses and unrealized appreciation or depreciation of the assets of the underlying Money Market portfolio are not included in the yield calculation.

Other variable accounts

“Yield” of the other variable accounts is computed in accordance with a different standard method prescribed by the SEC. For each variable account, the net investment income (investment income less expenses) per accumulation unit earned during a specified one month or 30-day period is divided by the unit value on the last day of the specified period. This result is then annualized (that is, the yield is assumed to be generated each month or each 30-day period for a year), according to the following formula, which assumes semiannual compounding:

YIELD = 2[(	a - b cd	+ 1)[6] - 1]

where:	a	=	dividends and interest earned during the period,
	b	=	expenses accrued for the period (net of reimbursements),
	c	=	the average daily number of shares outstanding during the period that were entitled to receive dividends, and
	d	=	the maximum offering price per share on the last day of the period.

The variable accounts’ yields will vary from time to time depending upon market conditions, the composition of each portfolio and operating expenses of the fund allocated to each portfolio. Consequently, any given performance quotation should not be considered representative of the variable account’s performance in the future. Yield should also be considered relative to changes in unit values and to the relative risks associated with the investment policies and objectives of the various portfolios. In addition, because performance will fluctuate, it may not provide a basis for comparing the yield of a variable account with certain bank deposits or other investments that pay a fixed yield or return for a stated period of time.

Money Market portfolio

Current yield for the Money Market portfolio will be based on the change in the value of a hypothetical investment (exclusive of capital charges) over a particular 7-day period, less a pro-rata share of portfolio

10

expenses accrued over that period (the “base period”), and stated as a percentage of the investment at the start of the base period (the “base period return”). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. “Effective yield” for the Money Market portfolio assumes that all dividends received during an annual period have been reinvested. Calculation of “effective yield” begins with the same “base period return” used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

The formula for effective yield is: [(Base Period Return + 1)(To the power of  365/7)] - 1.

Other portfolios

Quotations of yield for the remaining portfolios will be based on all investment income per share earned during a particular 30-day period (including dividends and interest), less expenses accrued during the period (“net investment income”), and are computed by dividing net investment income by the maximum offering price per share on the last day of the period, according to the following formula:

YIELD = 2[(	a - b cd	+ 1)[6] - 1]

where:	a	=	dividends and interest earned during the period,
	b	=	expenses accrued for the period (net of reimbursements),
	c	=	the average daily number of shares outstanding during the period that were entitled to receive dividends, and
	d	=	the maximum offering price per share on the last day of the period.

Quotations of average annual total return for a portfolio will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the portfolio over certain periods that will include a period of one year (or, if less, up to the life of the portfolio), calculated pursuant to the following formula: P (1 + T)n = ERV (where P = a hypothetical initial payment of $1,000, T = the average annual total return for the period, n = the number of periods, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). Quotations of total return may also be shown for other periods. All total return figures reflect the deduction of a proportional share of portfolio expenses on an annual basis, and assume that all dividends and distributions are reinvested when paid.

Financial Statements

The next several pages contain the statements of assets and liabilities of Pacific Select Exec Separate Account as of December 31, 2003, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the three years in the period then ended.

These are followed by the consolidated statements of financial condition of Pacific Life Insurance Company and Subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2003, which are included in this SAI so you can assess our ability to meet our obligations under the policies.

Experts

Deloitte & Touche LLP serves as the independent registered public accounting firm for Pacific Life and the separate account. The address of Deloitte & Touche LLP is 695 Town Center Drive, Suite 1200, Costa Mesa, California 92626.

11

The consolidated statements of financial condition of Pacific Life Insurance Company and Subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2003 as well as the statements of assets and liabilities of Pacific Select Exec Separate Account as of December 31, 2003, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the three years in the period then ended as included in this SAI have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

12

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
Pacific Life Insurance Company:

     We have audited the accompanying statements of assets and liabilities of Pacific Select Exec Separate Account (the “Separate Account”) (comprised of Blue Chip, Aggressive Growth, Diversified Research, Small-Cap Equity, International Large-Cap, Short Duration Bond, I-Net Tollkeeper, Financial Services, Health Sciences, Technology, Growth LT, Focused 30, Mid-Cap Value, International Value, Capital Opportunities, Equity Index, Small-Cap Index, Multi-Strategy, Main Street Core (formerly Large-Cap Core), Emerging Markets, Inflation Managed, Managed Bond, Small-Cap Value, Money Market, High Yield Bond, Equity Income, Equity, Aggressive Equity, Large-Cap Value, Comstock (formerly Strategic Value), Real Estate, and Mid-Cap Growth Variable Accounts, and Variable Account I, Variable Account II, Variable Account III, and Variable Account V, collectively, the “Variable Accounts”) as of December 31, 2003, the related statements of operations for the year then ended (as to the Short Duration Bond and Small-Cap Value Variable Accounts, for the period from commencement of operations through December 31, 2003, and as to the Variable Account IV, for the period ended June 30, 2003), and the statements of changes in net assets for each of the two years in the period then ended (as to the Equity Income Variable Account, for the year ended December 31, 2003, and for the period from commencement of operations through December 31, 2002, as to the Short Duration Bond and Small-Cap Value Variable Accounts, for the periods from commencement of operations through December 31, 2003, and as to the Variable Account IV, for the period ended June 30, 2003, and for the year ended December 31, 2002), and the financial highlights for each of the three years in the period then ended (as to the Blue Chip, Aggressive Growth, Short Duration Bond, Financial Services, Health Sciences, Technology, Capital Opportunities, Small-Cap Value, Equity Income, Mid-Cap Growth Variable Accounts, and Variable Account V for each of the periods from commencement of operations through December 31, 2003). These financial statements and financial highlights are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2003. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements and financial highlights presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Variable Accounts constituting Pacific Select Exec Separate Account as of December 31, 2003, the results of their operations, the changes in their net assets, and the related financial highlights for the respective stated periods, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Costa Mesa, California
February 24, 2004

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2003
(In thousands)

	Blue	Aggressive	Diversified	Small-Cap	International	Short	I-Net	Financial	Health
	Chip	Growth	Research	Equity	Large-Cap	Duration Bond	TollkeeperSM	Services	Sciences
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable
	Account	Account	Account	Account	Account	Account	Account	Account	Account

ASSETS
Investments:
Blue Chip Portfolio	$45,862
Aggressive Growth Portfolio		$6,148
Diversified Research Portfolio			$43,866
Small-Cap Equity Portfolio				$226,877
International Large-Cap Portfolio					$63,594
Short Duration Bond Portfolio						$17,489
I-Net TollkeeperSM Portfolio							$6,084
Financial Services Portfolio								$5,303
Health Sciences Portfolio									$9,819
Receivables:
Due from Pacific Life Insurance Company	48	7	3,183	—	3,090	21	3	30	13
Fund shares redeemed	—	—	—	1,030	—	—	—	—	—

Total Assets	45,910	6,155	47,049	227,907	66,684	17,510	6,087	5,333	9,832

LIABILITIES
Payables:
Due to Pacific Life Insurance Company	—	—	—	1,030	—	—	—	—	—
Fund shares purchased	48	7	3,183	—	3,090	21	3	30	13

Total Liabilities	48	7	3,183	1,030	3,090	21	3	30	13

NET ASSETS	$45,862	$6,148	$43,866	$226,877	$63,594	$17,489	$6,084	$5,303	$9,819

Shares Owned in each Portfolio	6,091	779	4,117	12,238	9,499	1,762	1,543	525	1,085

Cost of Investments	$43,925	$5,448	$38,928	$201,612	$58,522	$17,586	$5,381	$4,596	$8,524

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES (Continued)
DECEMBER 31, 2003
(In thousands)

		Growth	Focused	Mid-Cap	International	Capital	Equity	Small-Cap	Multi-
	Technology	LT	30	Value	Value	Opportunities	Index	Index	Strategy
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable
	Account	Account	Account	Account	Account	Account	Account	Account	Account

ASSETS
Investments:
Technology Portfolio	$9,046
Growth LT Portfolio		$294,001
Focused 30 Portfolio			$5,276
Mid-Cap Value Portfolio				$104,101
International Value Portfolio					$181,446
Capital Opportunities Portfolio						$12,457
Equity Index Portfolio							$446,273
Small-Cap Index Portfolio								$73,866
Multi-Strategy Portfolio									$96,327
Receivables:
Due from Pacific Life Insurance Company	1,830	—	4	—	—	7	—	2	—
Fund shares redeemed	—	858	—	73	512	—	1,045	—	918

Total Assets	10,876	294,859	5,280	104,174	181,958	12,464	447,318	73,868	97,245

LIABILITIES
Payables:
Due to Pacific Life Insurance Company	—	862	—	73	512	—	1,045	—	918
Fund shares purchased	1,830	—	4	—	—	7	—	2	—

Total Liabilities	1,830	862	4	73	512	7	1,045	2	918

NET ASSETS	$9,046	$293,997	$5,276	$104,101	$181,446	$12,457	$446,273	$73,866	$96,327

Shares Owned in each Portfolio	2,002	16,777	739	7,113	14,047	1,595	16,868	6,287	6,355

Cost of Investments	$7,955	$451,787	$4,372	$93,564	$152,235	$11,933	$506,146	$59,314	$95,597

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES (Continued)
DECEMBER 31, 2003
(In thousands)

	Main	Emerging	Inflation	Managed	Small-Cap	Money	High Yield	Equity
	Street® Core	Markets	Managed	Bond	Value	Market	Bond	Income	Equity
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable
	Account (1)	Account	Account	Account	Account	Account	Account	Account	Account

ASSETS
Investments:
Main Street® Core Portfolio(1)	$142,279
Emerging Markets Portfolio		$37,434
Inflation Managed Portfolio			$103,178
Managed Bond Portfolio				$217,153
Small-Cap Value Portfolio					$12,323
Money Market Portfolio						$277,927
High Yield Bond Portfolio							$72,817
Equity Income Portfolio								$13,543
Equity Portfolio									$50,077
Receivables:
Due from Pacific Life Insurance Company	—	154	—	—	15	79	—	—	—
Fund shares redeemed	530	—	233	247	—	—	267	2	200

Total Assets	142,809	37,588	103,411	217,400	12,338	278,006	73,084	13,545	50,277

LIABILITIES
Payables:
Due to Pacific Life Insurance Company	530	—	233	247	—	—	267	2	200
Fund shares purchased	—	154	—	—	15	79	—	—	—

Total Liabilities	530	154	233	247	15	79	267	2	200

NET ASSETS	$142,279	$37,434	$103,178	$217,153	$12,323	$277,927	$72,817	$13,543	$50,077

Shares Owned in each Portfolio	7,593	3,781	8,445	19,458	978	27,554	10,370	1,266	2,875

Cost of Investments	$161,369	$24,892	$98,971	$215,085	$10,611	$278,036	$67,662	$11,605	$58,450

(1)	Formerly named Large-Cap Core Variable Account and Large-Cap Core Portfolio.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF ASSETS AND LIABILITIES (Continued)
DECEMBER 31, 2003
(In thousands)

	Aggressive	Large-Cap		Real	Mid-Cap
	Equity	Value	Comstock	Estate	Growth	Variable	Variable	Variable	Variable
	Variable	Variable	Variable	Variable	Variable	Account	Account	Account	Account
	Account	Account	Account (1)	Account	Account	I	II	III	V

ASSETS
Investments:
Aggressive Equity Portfolio	$35,974
Large-Cap Value Portfolio		$107,947
Comstock Portfolio(1)			$15,743
Real Estate Portfolio				$48,227
Mid-Cap Growth Portfolio					$13,813
Brandes International Equity Fund						$39,679
Turner Core Growth Fund							$19,671
Frontier Capital Appreciation Fund								$39,059
Business Opportunity Value Fund									$4,684
Receivables:
Due from Pacific Life Insurance Company	—	—	21	—	—	—	86	161	2
Fund shares redeemed	103	61	—	31	11	86	—	—	—

Total Assets	36,077	108,008	15,764	48,258	13,824	39,765	19,757	39,220	4,686

LIABILITIES
Payables:
Due to Pacific Life Insurance Company	103	61	—	31	11	86	—	—	—
Fund shares purchased	—	—	21	—	—	—	86	161	2

Total Liabilities	103	61	21	31	11	86	86	161	2

NET ASSETS	$35,974	$107,947	$15,743	$48,227	$13,813	$39,679	$19,671	$39,059	$4,684

Shares Owned in each Portfolio/Fund	3,950	9,291	1,767	3,042	2,463	2,725	1,491	1,981	464

Cost of Investments	$34,511	$95,841	$$13,661	$40,612	$12,942	$34,958	$18,762	$29,867	$3,913

(1)	Formerly named Strategic Value Variable Account and Strategic Value Portfolio.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
(In thousands)

	Blue	Aggressive	Diversified	Small-Cap	International	Short	I-Net	Financial	Health
	Chip	Growth	Research	Equity	Large-Cap	Duration Bond	Tollkeeper	Services	Sciences
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable
	Account	Account	Account	Account	Account	Account (1)	Account	Account	Account

INVESTMENT INCOME
Dividends	$94	$—	$123	$919	$593	$244	$—	$33	$—

Net Investment Income	94	—	123	919	593	244	—	33	—

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net realized gain (loss) from security transactions	(2,845)	(181)	(284)	(8,332)	8,646	(3)	340	(80)	(400)
Change in net unrealized appreciation (depreciation) on investments	10,976	1,314	7,877	73,009	4,710	(97)	1,103	1,087	2,278

Net Gain (Loss) on Investments	8,131	1,133	7,593	64,677	13,356	(100)	1,443	1,007	1,878

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$8,225	$1,133	$7,716	$65,596	$13,949	$144	$1,443	$1,040	$1,878

(1)	Operations commenced during 2003 (See Note 1 to Financial Statements).

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF OPERATIONS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2003
(In thousands)

		Growth	Focused	Mid-Cap	International	Capital	Equity	Small-Cap	Multi-
	Technology	LT	30	Value	Value	Opportunities	Index	Index	Strategy
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable
	Account	Account	Account	Account	Account	Account	Account	Account	Account

INVESTMENT INCOME
Dividends	$—	$—	$—	$486	$2,660	$43	$6,064	$362	$1,452

Net Investment Income	—	—	—	486	2,660	43	6,064	362	1,452

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net realized loss from security transactions	(705)	(63,914)	(269)	(860)	(34,675)	(732)	(9,965)	(995)	(8,358)
Change in net unrealized appreciation on investments	2,287	138,811	1,512	23,008	71,700	3,061	101,994	21,550	27,600

Net Gain on Investments	1,582	74,897	1,243	22,148	37,025	2,329	92,029	20,555	19,242

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$1,582	$74,897	$1,243	$22,634	$39,685	$2,372	$98,093	$20,917	$20,694

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF OPERATIONS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2003
(In thousands)

	Main	Emerging	Inflation	Managed	Small-Cap	Money	High Yield	Equity
	Street Core	Markets	Managed	Bond	Value	Market	Bond	Income	Equity
	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable	Variable
	Account (1)	Account	Account	Account	Account (2)	Account	Account	Account	Account

INVESTMENT INCOME
Dividends	$1,263	$299	$6,206	$21,103	$92	$2,447	$4,703	$152	$170

Net Investment Income	1,263	299	6,206	21,103	92	2,447	4,703	152	170

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net realized gain (loss) from security transactions	(21,020)	(32)	4,474	5,626	49	(123)	(2,700)	(85)	(11,798)
Change in net unrealized appreciation (depreciation) on investments	49,923	14,225	(2,326)	(12,882)	1,712	102	9,721	2,485	21,417

Net Gain (Loss) on Investments	28,903	14,193	2,148	(7,256)	1,761	(21)	7,021	2,400	9,619

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$30,166	$14,492	$8,354	$13,847	$1,853	$2,426	$11,724	$2,552	$9,789

(1)	Formerly named Large-Cap Core Variable Account.

(2)	Operations commenced during 2003 (see Note 1 to Financial Statements).

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF OPERATIONS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2003
(In thousands)

	Aggressive	Large-Cap		Real	Mid-Cap
	Equity	Value	Comstock	Estate	Growth	Variable	Variable	Variable	Variable	Variable
	Variable	Variable	Variable	Variable	Variable	Account	Account	Account	Account	Account
	Account	Account	Account (1)	Account	Account	I	II	III	IV (2)	V

INVESTMENT INCOME
Dividends	$161	$1,107	$93	$2,064	$—	$359	$38	$—	$10	$28

Net Investment Income	161	1,107	93	2,064	—	359	38	—	10	28

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net realized gain (loss) from security transactions	(7,241)	(7,306)	(130)	1,100	909	(1,190)	(2,359)	(933)	(3,843)	(83)
Change in net unrealized appreciation on investments	16,161	30,393	2,873	9,557	1,629	12,835	6,460	12,659	4,463	998

Net Gain on Investments	8,920	23,087	2,743	10,657	2,538	11,645	4,101	11,726	620	915

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$9,081	$24,194	$2,836	$12,721	$2,538	$12,004	$4,139	$11,726	$630	$943

(1)	Formerly named Strategic Value Variable Account.

(2)	The Clifton Enhanced U.S. Equity Fund was liquidated as of June 30, 2003. All outstanding units were fully redeemed or transferred at or before that date (See Note 1 to Financial Statements).

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
(In thousands)

	Blue Chip		Aggressive		Diversifies Research		Small-Cap Equity
	Variable Account		Variable Account		Variable Account		Variable Account

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002	2003	2002	2003	2002

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$94	$34	$—	$—	$123	$38	$919	$990
Net realized loss from security transactions	(2,845)	(556)	(181)	(723)	(284)	(1,447)	(8,332)	(47,500)
Change in net unrealized appreciation (depreciation) on investments	10,976	(6,985)	1,314	(167)	7,877	(2,966)	73,009	(5,550)

Net Increase (Decrease) in Net Assets Resulting from Operations	8,225	(7,507)	1,133	(890)	7,716	(4,375)	65,596	(52,060)

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	9,540	7,970	1,451	1,423	4,895	2,879	22,385	26,305
Transfers between variable accounts, net	5,792	10,458	1,136	(1,844)	20,412	(5,836)	10,546	(20,222)
Transfers—policy charges and deductions	(4,318)	(3,163)	(670)	(590)	(1,858)	(1,145)	(15,112)	(15,947)
Transfers—surrenders	(1,473)	(1,017)	(134)	(180)	(800)	(166)	(13,204)	(13,454)
Transfers—other	(236)	(208)	(123)	(78)	326	(124)	(1,105)	(1,795)

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	9,305	14,040	1,660	(1,269)	22,975	(4,392)	3,510	(25,113)

NET INCREASE (DECREASE) IN NET ASSETS	17,530	6,533	2,793	(2,159)	30,691	(8,767)	69,106	(77,173)

NET ASSETS
Beginning of Year	28,332	21,799	3,355	5,514	13,175	21,942	157,771	234,944

End of Year	$45,862	$28,332	$6,148	$3,355	$43,866	$13,175	$226,877	$157,771

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)
(In thousands)

	International Large-Cap		Short Duration Bond	I-Net Tollkeeper		Financial Services
	Variable Account		Variable Account (1)	Variable Account		Variable Account
	Year Ended	Year Ended	Period Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2003	2002	2003	2002

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$593	$322	$244	$—	$—	$33	$9
Net realized gain (loss) from security transactions	8,646	(7,067)	(3)	340	(2,754)	(80)	(211)
Change in net unrealized appreciation (depreciation) on investments	4,710	749	(97)	1,103	980	1,087	(374)

Net Increase (Decrease) in Net Assets Resulting from Operations	13,949	(5,996)	144	1,443	(1,774)	1,040	(576)

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	9,082	8,114	2,250	850	903	904	919
Transfers between variable accounts, net	11,542	5,898	16,405	1,370	479	607	789
Transfers—policy charges and deductions	(4,641)	(3,716)	(924)	(518)	(488)	(470)	(392)
Transfers—surrenders	(1,774)	(775)	(289)	(153)	(54)	(90)	(69)
Transfers—other	(13)	(340)	(97)	(43)	12	(22)	(22)

Net Increase in Net Assets Derived from Policy Transactions	14,196	9,181	17,345	1,506	852	929	1,225

NET INCREASE (DECREASE) IN NET ASSETS	28,145	3,185	17,489	2,949	(922)	1,969	649

NET ASSETS
Beginning of Year	35,449	32,264	—	3,135	4,057	3,334	2,685

End of Year	$63,594	$35,449	$17,489	$6,084	$3,135	$5,303	$3,334

(1)	Operations commenced during 2003 (See Note 1 to Financial Statements).

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)
(In thousands)

	Health Sciences		Technology		Growth LT		Focused 30
	Variable Account		Variable Account		Variable Account		Variable Account

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002	2003	2002	2003	2002

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$—	$—	$—	$—	$—	$2,708	$—	$4
Net realized loss from security transactions	(400)	(605)	(705)	(1,103)	(63,914)	(40,262)	(269)	(402)
Change in net unrealized appreciation (depreciation) on investments	2,278	(1,092)	2,287	(1,196)	138,811	(61,352)	1,512	(457)

Net Increase (Decrease) in Net Assets Resulting from Operations	1,878	(1,697)	1,582	(2,299)	74,897	(98,906)	1,243	(855)

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	1,726	1,661	1,017	1,181	42,999	55,267	722	559
Transfers between variable accounts, net	1,156	1,149	4,074	926	(9,138)	(30,842)	1,748	977
Transfers—policy charges and deductions	(854)	(684)	(546)	(444)	(26,001)	(28,048)	(443)	(317)
Transfers—surrenders	(295)	(56)	(213)	(151)	(15,473)	(13,602)	(83)	(18)
Transfers—other	(16)	(127)	(55)	71	(1,631)	(1,547)	(135)	(12)

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	1,717	1,943	4,277	1,583	(9,244)	(18,772)	1,809	1,189

NET INCREASE (DECREASE) IN NET ASSETS	3,595	246	5,859	(716)	65,653	(117,678)	3,052	334

NET ASSETS
Beginning of Year	6,224	5,978	3,187	3,903	228,344	346,022	2,224	1,890

End of Year	$9,819	$6,224	$9,046	$3,187	$293,997	$228,344	$5,276	$2,224

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)
(In thousands)

	Mid-Cap Value		International Value		Capital Opportunities		Equity Index
	Variable Account		Variable Account		Variable Account		Variable Account
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002	2003	2002	2003	2002

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$486	$4,521	$2,660	$1,482	$43	$16	$6,064	$35,821
Net realized gain (loss) from security transactions	(860)	665	(34,675)	(28,069)	(732)	(976)	(9,965)	3,060
Change in net unrealized appreciation (depreciation) on investments	23,008	(16,684)	71,700	4,445	3,061	(1,763)	101,994	(136,816)

Net Increase (Decrease) in Net Assets Resulting from Operations	22,634	(11,498)	39,685	(22,142)	2,372	(2,723)	98,093	(97,935)

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	13,018	13,906	22,488	25,571	2,473	2,404	61,634	67,430
Transfers between variable accounts, net	15,127	356	4,620	(9,394)	1,154	1,373	10,102	1,439
Transfers—policy charges and deductions	(7,569)	(6,356)	(12,615)	(12,812)	(1,182)	(1,022)	(33,099)	(33,423)
Transfers—surrenders	(3,976)	(3,359)	(11,031)	(10,975)	(406)	(416)	(34,081)	(18,768)
Transfers—other	308	(508)	(1,107)	(1,071)	(53)	(20)	334	(1,974)

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	16,908	4,039	2,355	(8,681)	1,986	2,319	4,890	14,704

NET INCREASE (DECREASE) IN NET ASSETS	39,542	(7,459)	42,040	(30,823)	4,358	(404)	102,983	(83,231)

NET ASSETS
Beginning of Year	64,559	72,018	139,406	170,229	8,099	8,503	343,290	426,521

End of Year	$104,101	$64,559	$181,446	$139,406	$12,457	$8,099	$446,273	$343,290

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)
(In thousands)

	Small-Cap Index		Multi-Strategy		Main Street Core		Emerging Markets
	Variable Account		Variable Account		Variable Account (1)		Variable Account
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002	2003	2002	2003	2002

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$362	$257	$1,452	$4,407	$1,263	$1,061	$299	$104
Net realized gain (loss) from security transactions	(995)	(3,527)	(8,358)	(6,062)	(21,020)	(19,209)	(32)	2,469
Change in net unrealized appreciation (depreciation) on investments	21,550	(5,325)	27,600	(19,006)	49,923	(35,375)	14,225	(3,359)

Net Increase (Decrease) in Net Assets Resulting from Operations	20,917	(8,595)	20,694	(20,661)	30,166	(53,523)	14,492	(786)

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	7,063	6,510	10,932	12,180	16,815	20,793	3,725	3,998
Transfers between variable accounts, net	17,309	3,315	1,350	934	2,015	(23,651)	3,117	(792)
Transfers—policy charges and deductions	(3,579)	(2,438)	(7,240)	(8,773)	(11,246)	(12,535)	(2,308)	(2,158)
Transfers—surrenders	(1,580)	(1,430)	(34,487)	(34,341)	(10,020)	(10,009)	(1,431)	(845)
Transfers—other	607	(70)	(523)	(369)	(627)	(1,258)	(240)	(160)

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	19,820	5,887	(29,968)	(30,369)	(3,063)	(26,660)	2,863	43

NET INCREASE (DECREASE) IN NET ASSETS	40,737	(2,708)	(9,274)	(51,030)	27,103	(80,183)	17,355	(743)

NET ASSETS
Beginning of Year	33,129	35,837	105,601	156,631	115,176	195,359	20,079	20,822

End of Year	$73,866	$33,129	$96,327	$105,601	$142,279	$115,176	$37,434	$20,079

(1)	Formerly named Large-Cap Core Variable Account and Large-Cap Core Portfolio.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)
(In thousands)

	Inflation Managed		Managed Bond		Small-Cap Value	Money Market
	Variable Account		Variable Account		Variable Account (1)	Variable Account
	Year Ended	Year Ended	Year Ended	Year Ended	Period Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002	2003	2003	2002

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$6,206	$1,518	$21,103	$11,947	$92	$2,447	$4,308
Net realized gain (loss) from security transactions	4,474	1,905	5,626	276	49	(123)	(88)
Change in net unrealized appreciation (depreciation) on investments	(2,326)	5,825	(12,882)	10,851	1,712	102	3

Net Increase in Net Assets Resulting from Operations	8,354	9,248	13,847	23,074	1,853	2,426	4,223

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	13,510	9,215	28,299	28,574	1,216	241,275	285,721
Transfers between variable accounts, net	(296)	44,678	(5,359)	5,958	9,966	(218,750)	(88,725)
Transfers—policy charges and deductions	(7,257)	(4,616)	(17,439)	(15,986)	(471)	(31,670)	(30,025)
Transfers—surrenders	(7,299)	(2,326)	(24,919)	(15,208)	(195)	(31,683)	(53,834)
Transfers—other	(1,667)	(761)	(9,168)	(1,364)	(46)	(10,388)	(18,317)

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	(3,009)	46,190	(28,586)	1,992	10,470	(51,216)	94,820

NET INCREASE (DECREASE) IN NET ASSETS	5,345	55,438	(14,739)	25,066	12,323	(48,790)	99,043

NET ASSETS
Beginning of Year	97,833	42,395	231,892	206,826	—	326,717	227,674

End of Year	$103,178	$97,833	$217,153	$231,892	$12,323	$277,927	$326,717

(1)	Operations commenced during 2003 (See Notes to Financial Statements).

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)
(In thousands)

	High Yield Bond		Equity Income		Equity		Aggressive Equity
	Variable Account		Variable Account (1)		Variable Account		Variable Account
	Year Ended	Year Ended	Year Ended	Period Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002	2003	2002	2003	2002

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$4,703	$4,540	$152	$54	$170	$185	$161	$—
Net realized loss from security transactions	(2,700)	(6,934)	(85)	(61)	(11,798)	(10,915)	(7,241)	(3,498)
Change in net unrealized appreciation (depreciation) on investments	9,721	1,139	2,485	(547)	21,417	(3,510)	16,161	(4,611)

Net Increase (Decrease) in Net Assets Resulting from Operations	11,724	(1,255)	2,552	(554)	9,789	(14,240)	9,081	(8,109)

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	7,582	10,079	3,738	1,000	9,290	10,823	6,016	6,379
Transfers between variable accounts, net	8,147	213	2,550	6,240	(2,904)	(2,400)	496	1,569
Transfers—policy charges and deductions	(4,858)	(4,018)	(997)	(362)	(4,529)	(4,957)	(3,278)	(3,147)
Transfers—surrenders	(4,005)	(3,634)	(258)	(84)	(1,881)	(1,543)	(2,149)	(1,118)
Transfers—other	(628)	(667)	(179)	(103)	226	(699)	452	(919)

Net Increase in Net Assets Derived from Policy Transactions	6,238	1,963	4,854	6,691	202	1,224	1,537	2,764

NET INCREASE (DECREASE) IN NET ASSETS	17,962	708	7,406	6,137	9,991	(13,016)	10,618	(5,345)

NET ASSETS
Beginning of Year	54,855	54,147	6,137	—	40,086	53,102	25,356	30,701

End of Year	$72,817	$54,855	$13,543	$6,137	$50,077	$40,086	$35,974	$25,356

(1)	Operations commenced on January 2, 2002.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)
(In thousands)

	Large-Cap Value		Comstock		Real Estate		Mid-Cap Growth
	Variable Account		Variable Account (1)		Variable Account		Variable Account
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002	2003	2002	2003	2002

INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$1,107	$704	$93	$4	$2,064	$1,699	$—	$—
Net realized gain (loss) from security transactions	(7,306)	(4,223)	(130)	(410)	1,100	611	909	(2,942)
Change in net unrealized appreciation (depreciation) on investments	30,393	(14,313)	2,873	(659)	9,557	(3,076)	1,629	(1,093)

Net Increase (Decrease) in Net Assets Resulting from Operations	24,194	(17,832)	2,836	(1,065)	12,721	(766)	2,538	(4,035)

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	16,843	15,256	2,111	1,289	6,061	6,044	2,106	2,094
Transfers between variable accounts, net	12,586	2,880	8,464	1,052	2,933	10,511	4,094	3,395
Transfers—policy charges and deductions	(8,549)	(6,847)	(1,024)	(501)	(3,684)	(2,801)	(1,176)	(796)
Transfers—surrenders	(2,734)	(1,878)	(390)	(149)	(2,282)	(1,326)	(196)	(82)
Transfers—other	(339)	(548)	(76)	(96)	(12)	(353)	(18)	(59)

Net Increase in Net Assets Derived from Policy Transactions	17,807	8,863	9,085	1,595	3,016	12,075	4,810	4,552

NET INCREASE (DECREASE) IN NET ASSETS	42,001	(8,969)	11,921	530	15,737	11,309	7,348	517

NET ASSETS
Beginning of Year	65,946	74,915	3,822	3,292	32,490	21,181	6,465	5,948

End of Year	$107,947	$65,946	$15,743	$3,822	$48,227	$32,490	$13,813	$6,465

(1)	Formerly named Strategic Value Variable Account and Strategic Value Portfolio.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)
(In thousands)

	Variable Account I		Variable Account II		Variable Account III		Variable Account IV (1)		Variable Account V
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS
Net investment income	$359	$1,127	$38	$29	$—	$—	$10	$447	$28	$11
Net realized loss from security transactions	(1,190)	(1,276)	(2,359)	(2,257)	(933)	(1,094)	(3,843)	(1,859)	(83)	(11)
Change in net unrealized appreciation (depreciation) on investments	12,835	(3,972)	6,460	(1,192)	12,659	(4,120)	4,463	(2,019)	998	(227)

Net Increase (Decrease) in Net Assets Resulting from Operations	12,004	(4,121)	4,139	(3,420)	11,726	(5,214)	630	(3,431)	943	(227)

INCREASE (DECREASE) IN NET ASSETS FROM POLICY TRANSACTIONS
Transfer of net premiums	4,406	3,937	2,618	2,408	4,561	3,377	681	2,298	630	269
Transfers between variable accounts, net	2,697	1,504	3,819	1,652	9,073	576	(11,683)	2,024	1,635	1,780
Transfers—policy charges and deductions	(1,828)	(1,568)	(1,131)	(872)	(1,812)	(1,454)	(411)	(926)	(223)	(71)
Transfers—surrenders	(984)	(455)	(662)	(249)	(1,251)	(369)	(223)	(92)	(39)	—
Transfers—other	(122)	22	(6)	19	(70)	(24)	(42)	(160)	8	(21)

Net Increase (Decrease) in Net Assets Derived from Policy Transactions	4,169	3,440	4,638	2,958	10,501	2,106	(11,678)	3,144	2,011	1,957

NET INCREASE (DECREASE) IN NET ASSETS	16,173	(681)	8,777	(462)	22,227	(3,108)	(11,048)	(287)	2,954	1,730

NET ASSETS
Beginning of Year	23,506	24,187	10,894	11,356	16,832	19,940	11,048	11,335	1,730	—

End of Year	$39,679	$23,506	$19,671	$10,894	$39,059	$16,832	$—	$11,048	$4,684	$1,730

(1)	The Clifton Enhanced U.S. Equity Fund was liquidated as of June 30, 2003. All outstanding units were fully redeemed or transferred at or before that date (See Note 1 to Financial Statements).

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT
FINANCIAL HIGHLIGHTS

     Selected accumulation unit value (AUV), total units outstanding, total net assets, ratios of investment income to average daily net assets, and total returns for each year or period ended are presented in the table below. The ratio of expenses to average daily net assets is 0.00% for all Variable Accounts.

	AUV			Ratios of
	at	Number	Total	Investment
	End	of	Net	Income to
	of	Units	Assets	Average Net	Total
For the Year or Period Ended	Year/Period	Outstanding	(in $000’s)	Assets (1)	Returns (2)

Blue Chip
2003	$7.20	6,371,597	$45,862	0.27%	25.36%
2002	5.74	4,934,487	28,332	0.14%	(25.94)%
01/04/2001 – 12/31/2001 (3)	7.75	2,811,771	21,799	0.12%	(21.39)%

Aggressive Growth
2003	$7.89	779,123	$6,148	0.00%	26.66%
2002	6.23	538,452	3,355	0.00%	(22.32)%
01/04/2001 – 12/31/2001 (3)	8.02	687,433	5,514	0.00%	(18.82)%

Diversified Research
2003	$11.13	3,940,814	$43,866	0.48%	32.63%
2002	8.39	1,569,725	13,175	0.29%	(24.19)%
2001 (3)	11.07	1,981,854	21,942	0.27%	(2.05)%

Small-Cap Equity
2003	$47.42	4,784,417	$226,877	0.50%	40.81%
2002	33.68	4,684,838	157,771	0.51%	(23.58)%
2001 (3)	44.07	5,331,480	234,944	16.62%	(1.75)%

International Large-Cap
2003	$6.89	9,224,647	$63,594	1.31%	30.52%
2002	5.28	6,711,211	35,449	0.95%	(17.63)%
2001 (3)	6.41	5,031,727	32,264	0.84%	(18.63)%

Short Duration Bond (4)
05/01/2003 – 12/31/2003	$10.10	1,732,267	$17,489	2.67%	0.96%

I-Net Tollkeeper
2003	$3.94	1,543,338	$6,084	0.00%	43.22%
2002	2.75	1,139,068	3,135	0.00%	(38.62)%
2001 (3)	4.48	904,785	4,057	0.00%	(32.93)%

Financial Services
2003	$10.11	524,534	$5,303	0.83%	29.00%
2002	7.84	425,502	3,334	0.27%	(14.59)%
01/04/2001 – 12/31/2001 (3)	9.17	292,594	2,685	0.49%	(7.97)%

Health Sciences
2003	$9.79	1,003,438	$9,819	0.00%	27.82%
2002	7.66	812,945	6,224	0.00%	(23.30)%
01/04/2001 – 12/31/2001 (3)	9.98	598,921	5,978	0.00%	1.04%

Technology
2003	$4.76	1,902,193	$9,046	0.00%	42.58%
2002	3.34	955,613	3,187	0.00%	(46.34)%
01/05/2001 – 12/31/2001 (3)	6.22	627,943	3,903	0.00%	(36.41)%

Growth LT
2003	$33.33	8,820,098	$293,997	0.00%	33.98%
2002	24.88	9,178,024	228,344	0.99%	(28.97)%
2001 (3)	35.03	9,878,677	346,022	17.28%	(28.84)%

Focused 30
2003	$7.19	734,167	$5,276	0.00%	42.26%
2002	5.05	440,228	2,224	0.17%	(29.41)%
2001 (3)	7.16	264,148	1,890	0.07%	(13.24)%

Mid-Cap Value
2003	$16.16	6,439,885	$104,101	0.59%	29.10%
2002	12.52	5,156,119	64,559	6.60%	(14.46)%
2001 (3)	14.64	4,920,202	72,018	3.58%	13.93%

International Value
2003	$20.45	8,873,873	$181,446	1.78%	27.71%
2002	16.01	8,707,275	139,406	0.96%	(13.91)%
2001 (3)	18.60	9,153,924	170,229	2.73%	(22.30)%

Capital Opportunities
2003	$7.24	1,720,188	$12,457	0.45%	27.13%
2002	5.70	1,421,819	8,099	0.19%	(26.78)%
01/12/2001 – 12/31/2001 (3)	7.78	1,093,055	8,503	0.21%	(21.52)%

Equity Index
2003	$40.43	11,037,075	$446,273	1.59%	28.29%
2002	31.52	10,892,323	343,290	9.46%	(22.34)%
2001 (3)	40.58	10,509,402	426,521	1.46%	(11.18)%

Small-Cap Index
2003	$13.30	5,554,119	$73,866	0.71%	46.53%
2002	9.08	3,649,989	33,129	0.82%	(21.19)%
2001 (3)	11.52	3,111,792	35,837	9.13%	2.78%

Multi-Strategy
2003	$39.26	2,453,312	$96,327	1.47%	23.28%
2002	31.85	3,315,491	105,601	3.09%	(13.06)%
2001 (3)	36.64	4,275,164	156,631	2.68%	(0.79)%

Main Street Core (5)
2003	$39.59	3,593,636	$142,279	1.03%	26.96%
2002	31.19	3,693,237	115,176	0.70%	(28.40)%
2001 (3)	43.56	4,485,299	195,359	1.88%	(7.87)%

Emerging Markets
2003	$10.41	3,597,135	$37,434	1.20%	68.42%
2002	6.18	3,249,820	20,079	0.48%	(3.07)%
2001 (3)	6.37	3,266,714	20,822	0.16%	(9.32)%

Inflation Managed
2003	$33.92	3,041,925	$103,178	6.09%	8.24%
2002	31.34	3,122,159	97,833	2.28%	15.45%
2001 (3)	27.14	1,561,993	42,395	3.63%	4.28%

Managed Bond
2003	$34.39	6,314,379	$217,153	9.40%	6.24%
2002	32.37	7,163,388	231,892	5.42%	10.93%
2001 (3)	29.18	7,087,634	206,826	5.14%	6.65%

See Notes to Financial Statements	See explanation of references on SA-20

PACIFIC SELECT EXEC SEPARATE ACCOUNT
FINANCIAL HIGHLIGHTS (Continued)

	AUV			Ratios of
	at	Number	Total	Investment
	End	of	Net	Income to
	of	Units	Assets	Average Net	Total
For the Year or Period Ended	Year/Period	Outstanding	(in $000’s)	Assets (1)	Returns (2)

Small-Cap Value (4)
05/01/2003 – 12/31/2003	$12.69	970,884	$12,323	1.76%	26.93%

Money Market
2003	$20.01	13,892,825	$277,927	0.80%	0.79%
2002	19.85	16,460,385	326,717	1.43%	1.42%
2001 (3)	19.57	11,632,924	227,674	3.70%	3.85%

High Yield Bond
2003	$31.79	2,290,346	$72,817	7.37%	20.29%
2002	26.43	2,075,480	54,855	8.67%	(3.00)%
2001 (3)	27.25	1,987,170	54,147	9.89%	1.17%

Equity Income
2003	$10.91	1,240,969	$13,543	1.59%	26.24%
05/01/2003 – 12/31/2003	8.65	709,867	6,137	1.71%	(13.55)%

Equity
2003	$11.08	4,520,255	$50,077	0.38%	24.33%
2002	8.91	4,498,857	40,086	0.40%	(26.51)%
2001 (3)	12.12	4,379,878	53,102	6.78%	(20.84)%

Aggressive Equity
2003	$10.59	3,398,472	$35,974	0.53%	33.14%
2002	7.95	3,189,278	25,356	0.00%	(25.09)%
2001 (3)	10.61	2,892,614	30,701	0.00%	(16.90)%

Large-Cap Value
2003	$12.22	8,834,486	$107,947	1.31%	31.24%
2002	9.31	7,083,069	65,946	1.05%	(22.96)%
2001 (3)	12.08	6,199,163	74,915	3.85%	(3.04)%

Comstock (7)
2003	$9.02	1,746,197	$15,743	1.03%	31.38%
2002	6.86	556,955	3,822	0.10%	(22.15)%
2001 (3)	8.82	373,489	3,292	0.43%	(9.20)%

Real Estate
2003	$19.74	2,443,728	$48,227	5.29%	37.52%
2002	14.35	2,264,017	32,490	5.71%	(0.32)%
2001 (3)	14.40	1,471,261	21,181	4.06%	8.79%

Mid-Cap Growth
2003	$5.47	2,524,178	$13,813	0.00%	30.39%
2002	4.20	1,540,456	6,465	0.00%	(47.03)%
01/04/2001 – 12/31/2001 (3)	7.92	750,712	5,948	0.00%	(19.83)%

I
2003	$20.08	1,975,752	$39,679	1.27%	47.43%
2002	13.62	1,725,503	23,506	4.65%	(15.30)%
2001 (3)	16.08	1,503,806	24,187	5.27%	(12.77)%

II
2003	$16.53	1,190,189	$19,671	0.28%	34.58%
2002	12.28	887,140	10,894	0.27%	(26.52)%
2001 (3)	16.71	679,453	11,356	0.11%	(22.46)%

III
2003	$23.25	1,680,154	$39,059	0.00%	55.89%
2002	14.91	1,128,715	16,832	0.00%	(25.28)%
2001 (3)	19.96	999,083	19,940	0.84%	(0.36)%

V
2003	$10.68	438,776	$4,684	0.91%	29.65%
02/06/2002 – 12/31/2002	8.23	210,060	1,730	1.22%	(17.66)%

(1)	The ratios of investment income to average daily net assets for periods of less than one full year are annualized.

(2)	Total returns do not include deductions at the separate account or contract level for any mortality and expense risk changes, cost of insurance charges, premium loads, administrative charges, maintenance fees, premium tax charges, surrender charges or other charges that may be incurred under a contract which, if incurred, would have resulted in lower returns. Total returns for periods of less than one full year are not annualized.

(3)	Total returns were calculated through December 28, 2001, the last business day of this fiscal year for the Separate Account.

(4)	Operations commenced during 2003 (See Note 1 to Financial Statements).

(5)	The Main Street Core Variable Account was formerly named Large-Cap Core Variable Account.

(6)	The Clifton Enhanced U.S. Equity Fund was liquidated as of June 30, 2003. All outstanding units were fully redeemed or transferred at or before that date (See Note 1 to Financial Statements).

(7)	The Comstock Variable Account was formerly named Strategic Value Variable Account.

See Notes to Financial Statements

PACIFIC SELECT EXEC SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

I.	SIGNIFICANT ACCOUNTING POLICIES

     The Pacific Select Exec Separate Account (the “Separate Account”) is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and as of December 31,2003 is comprised of thirty-six subaccounts called Variable Accounts: the Blue Chip, Aggressive Growth, Diversified Research, Small-Cap Equity, International Large-Cap, Short Duration Bond, I-Net TollkeeperSM, Financial Services, Health Sciences, Technology, Growth LT, Focused 30, Mid-Cap Value, International Value, Capital Opportunities, Equity Index, Small-Cap Index, Multi-Strategy, Main Street® Core (formerly Large-Cap Core), Emerging Markets, Inflation Managed, Managed Bond, Small-Cap Value, Money Market, High Yield Bond, Equity Income, Equity, Aggressive Equity, Large-Cap Value, Comstock (formerly Strategic Value), Real Estate, and Mid-Cap Growth Variable Accounts, and Variable Account I, Variable Account II, Variable Account III, and Variable Account V. (I-Net Tollkeeper is a service mark of Goldman, Sachs & Co., and Main Street is a registered trademark of OppenheimerFunds). The assets in each of the first thirty-two Variable Accounts invest in shares of the corresponding portfolios of Pacific Select Fund and the assets in each of the last four Variable Accounts (I, II, III, and V) invest in shares of the Brandes International Equity, Turner Core Growth, Frontier Capital Appreciation, and Business Opportunity Value Funds, respectively, which are all portfolios of M Fund, Inc. (collectively, the “Funds”). Each portfolio/fund pursues different investment objectives and policies. The financial statements of the Funds, including the schedules of investments, are either included in Sections B through F of this brochure or provided separately and should be read in conjunction with the Separate Account’s financial statements.

     The Separate Account organized and registered with the Securities and Exchange Commission two new Variable Accounts that began operations in 2003: the Short Duration Bond and Small-Cap Value Variable Accounts. Both Variable Accounts commenced operations on May 1, 2003.

     On June 30, 2003, the net assets of the Clifton Enhanced U.S. Equity Fund, the underlying fund for the Variable Account IV, were liquidated. A total of 300,804 outstanding accumulation units (valued at $3,933,147) of the Variable Account IV at the end of that date were transferred to the Money Market Variable Account.

     On December 31, 2003, the net assets of the Pacific Select Fund’s Research, Global Growth, and Telecommunications Portfolios (the “Acquired Portfolios”), the underlying portfolios for the Research, Global Growth, and Telecommunications Variable Accounts, were transferred to the Pacific Select Fund’s Diversified Research, International Large-Cap, and Technology Portfolios (the “Surviving Portfolios”), respectively, in exchange for shares of the respective Surviving Portfolios (the “Reorganization”). In connection with the Reorganization, a total of 313,082 outstanding accumulation units (valued at $3,023,558) of the Research Variable Account were exchanged for 271,631 accumulation units with equal value of the Diversified Research Variable Account; a total of 349,550 outstanding accumulation units (valued at $3,061,086) of the Global Growth Variable Account were exchanged for 444,029 accumulation units with equal value of the International Large-Cap Variable Account; and a total of 529,844 outstanding accumulation units (valued at $1,849,527) of the Telecommunications Variable Account were exchanged for 388,931 accumulation units with equal value of the Technology Variable Account.

     The Separate Account was established by Pacific Life Insurance Company (“Pacific Life”) on May 12, 1988 and commenced operations on November 22, 1988. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of Pacific Life. The assets of the Separate Account will not be charged with any liabilities arising out of any other business conducted by Pacific Life, but the obligations of the Separate Account, including benefits related to variable life insurance, are obligations of Pacific Life.

     The Separate Account held by Pacific Life represents funds from individual flexible premium variable life insurance policies. The assets of the Separate Account are carried at market value.

     The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for investment companies, which require management to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.

     A. Valuation of Investments

     Investments in shares of the Funds are valued at the reported net asset values of the respective portfolios/funds. Valuation of securities held by the Funds is discussed in the notes to their financial statements.

     B. Security Transactions and Investment Income

     Transactions are recorded on the trade date. Realized gains and losses on sales of investments are determined on the basis of identified cost. Dividend income is recorded on the ex-dividend date.

     C. Federal Income Taxes

     The operations of the Separate Account will be reported on the Federal income tax return of Pacific Life, which is taxed as a life insurance company under the provisions of the Tax Reform Act of 1986. Under current tax law, no Federal income taxes are expected to be paid by Pacific Life with respect to the operations of the Separate Account.

2. CHARGES AND EXPENSES

     With respect to variable life insurance policies funded by the Separate Account, Pacific Life makes certain deductions from premiums for sales load and state, local and Federal tax charges before amounts are allocated to the Separate Account. Pacific Life also makes certain deductions from the net assets of each Variable Account for charges for the mortality and expense risks and administrative expenses Pacific Life assumes, cost of insurance, charges for optional benefits and any withdrawal and surrender charges. The operating expenses of the Separate Account are paid by Pacific Life.

PACIFIC SELECT EXEC SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS (Continued)

3. SEPARATE ACCOUNT’S COST OF INVESTMENTS IN THE FUNDS’ SHARES

     The cost of investments in the Funds’ shares are determined on an identified cost basis, which represents the amount available for investment (including reinvested distributions of net investment income and realized gains). A reconciliation of total cost and market value of the Separate Account’s investments in the Funds as of December 31, 2003, were as follows (amounts in thousands):

	Variable Accounts
	Blue	Aggressive	Diversified	Small-Cap	International	Short Duration	I-Net
	Chip	Growth	Research	Equity	Large-Cap	Bond (1)	Tollkeeper

Total cost of investments at beginning of year	$37,370	$3,969	$16,114	$205,514	$35,087	$—	$3,536
Add: Total net proceeds from policy transactions	15,449	2,892	24,753	34,187	123,480	18,912	6,869
Reinvested distributions from the Funds	94	—	123	919	593	244	—

Sub-Total	52,913	6,861	40,990	240,620	159,160	19,156	10,405
Less: Cost of investments disposed during the year	8,988	1,413	2,062	39,008	100,638	1,570	5,024

Total cost of investments at end of year	43,925	5,448	38,928	201,612	58,522	17,586	5,381
Add: Unrealized appreciation (depreciation)	1,937	700	4,938	25,265	5,072	(97)	703

Total market value of investments at end of year	$45,862	$6,148	$43,866	$226,877	$63,594	$17,489	$6,084

	Financial	Health	Tech-	Growth	Focused	Mid-Cap	International
	Services	Sciences	nology	LT	30	Value	Value

Total cost of investments at beginning of year	$3,715	$7,206	$4,383	$524,942	$2,832	$77,031	$181,896
Add: Total net proceeds from policy transactions	2,189	4,156	7,581	31,641	3,151	27,178	98,944
Reinvested distributions from the Funds	33	—	—	—	—	486	2,660

Sub-Total	5,937	11,362	11,964	556,583	5,983	104,695	283,500
Less: Cost of investments disposed during the year	1,341	2,838	4,009	104,796	1,611	11,131	131,265

Total cost of investments at end of year	4,596	8,524	7,955	451,787	4,372	93,564	152,235
Add: Unrealized appreciation (depreciation)	707	1,295	1,091	(157,786)	904	10,537	29,211

Total market value of investments at end of year	$5,303	$9,819	$9,046	$294,001	$5,276	$104,101	$181,446

	Capital	Equity	Small-Cap	Multi-	Main Street	Emerging	Inflation
	Opportunities	Index	Index	Strategy	Core (2)	Markets	Managed

Total cost of investments at beginning of year	$10,636	$505,157	$40,127	$132,472	$184,188	$21,762	$91,300
Add: Total net proceeds from policy transactions	3,279	60,627	28,812	7,601	31,539	17,526	29,496
Reinvested distributions from the Funds	43	6,064	362	1,452	1,263	299	6,206

Sub-Total	13,958	571,848	69,301	141,525	216,990	39,587	127,002
Less: Cost of investments disposed during the year	2,025	65,702	9,987	45,928	55,621	14,695	28,031

Total cost of investments at end of year	11,933	506,146	59,314	95,597	161,369	24,892	98,971
Add: Unrealized appreciation (depreciation)	524	(59,873)	14,552	730	(19,090)	12,542	4,207

Total market value of investments at end of year	$12,457	$446,273	$73,866	$96,327	$142,279	$37,434	$103,178

	Managed	Small-Cap	Money	High Yield	Equity		Aggressive
	Bond	Value (1)	Market	Bond	Income	Equity	Equity

Total cost of investments at beginning of year	$216,942	$—	$326,929	$59,421	$6,684	$69,876	$40,054
Add: Total net proceeds from policy transactions	23,532	10,898	340,523	34,055	8,882	9,891	10,045
Reinvested distributions from the Funds	21,103	92	2,447	4,703	152	170	161

Sub-Total	261,577	10,990	669,899	98,179	15,718	79,937	50,260
Less: Cost of investments disposed during the year	46,492	379	391,863	30,517	4,113	21,487	15,749

Total cost of investments at end of year	215,085	10,611	278,036	67,662	11,605	58,450	34,511
Add: Unrealized appreciation (depreciation)	2,068	1,712	(109)	5,155	1,938	(8,373)	1,463

Total market value of investments at end of year	$217,153	$12,323	$277,927	$72,817	$13,543	$50,077	$35,974

	Large-Cap		Real	Mid-Cap
	Value	Comstock (3)	Estate	Growth	I	II	III

Total cost of investments at beginning of year	$84,232	$4,613	$34,431	$7,223	$31,620	$16,446	$20,299
Add: Total net proceeds from policy transactions	43,868	9,945	10,518	17,059	7,375	7,169	16,342
Reinvested distributions from the Funds	1,107	93	2,064	—	359	38	—

Sub-Total	129,207	14,651	47,013	24,282	39,354	23,653	36,641
Less: Cost of investments disposed during the year	33,366	990	6,401	11,340	4,396	4,891	6,774

Total cost of investments at end of year	95,841	13,661	40,612	12,942	34,958	18,762	29,867
Add: Unrealized appreciation	12,106	2,082	7,615	871	4,721	909	9,192

Total market value of investments at end of year	$107,947	$15,743	$48,227	$13,813	$39,679	$19,671	$39,059

(1)	Operations commenced during 2003 (See Note 1 to Financial Statements).

(2)	The Main Street Core Variable Account was formerly named Large-Cap Core Variable Account.

(3)	The Comstock Variable Account was formerly named Strategic Value Variable Account.

PACIFIC SELECT EXEC SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS (Continued)

		Variable Accounts

		IV (1)	V

Total cost of investments at beginning of year		$15,510	$1,956
Add:	Total net proceeds from policy transactions	783	2,668
	Reinvested distributions from the Funds	10	28

	Sub-Total	16,303	4,652
Less:	Cost of investments disposed during the year	16,303	739

Total cost of investments at end of year		—	3,913
Add:	Unrealized appreciation	—	771

Total market value of investments at end of year		$—	$4,684

4.	TRANSACTIONS IN SEPARATE ACCOUNT UNITS

Transactions in Separate Account units for the year ended December 31, 2003, were as follows (units in thousands):

	Variable Accounts

	Blue	Aggressive	Diversified	Small-Cap	International	Short Duration	I-Net
	Chip	Growth	Research	Equity	Large-Cap	Bond (2)	Tollkeeper

Total units outstanding at beginning of year	4,934	538	1,570	4,685	6,711	—	1,139
Increase (decrease) in units resulting from policy transactions:
(a) Transfer of net premiums	1,509	213	499	635	1,609	224	257
(b) Transfers between variable accounts, net	887	163	2,111	299	2,043	1,638	363
(c) Transfers—policy charges and deductions	(682)	(99)	(192)	(429)	(822)	(92)	(158)
(d) Transfers—surrenders	(236)	(20)	(86)	(375)	(314)	(29)	(48)
(e) Transfers—other	(40)	(16)	39	(31)	(2)	(9)	(10)

Sub-Total	1,438	241	2,371	99	2,514	1,732	404

Total units outstanding at end of year	6,372	779	3,941	4,784	9,225	1,732	1,543

	Financial	Health	Tech-	Growth	Focused	Mid-Cap	International
	Services	Sciences	nology	LT	30	Value	Value

Total units outstanding at beginning of year	426	813	956	9,178	440	5,156	8,707
Increase (decrease) in units resulting from policy transactions:
(a) Transfer of net premiums	104	199	257	1,536	124	945	1,325
(b) Transfers between variable accounts, net	62	127	886	(364	279	1,141	287
(c) Transfers—policy charges and deductions	(54)	(100)	(136)	(929)	(75)	(550)	(747)
(d) Transfers—surrenders	(10)	(34)	(52)	(548)	(15)	(280)	(640)
(e) Transfers—other	(3)	(2)	(9)	(53)	(19)	28	(58)

Sub-Total	99	190	946	(358)	294	1,284	167

Total units outstanding at end of year	525	1,003	1,902	8,820	734	6,440	8,874

	Capital	Equity	Small-Cap	Multi-	Main Street	Emerging	Inflation
	Opportunities	Index	Index	Strategy	Core (3)	Markets	Managed

Total units outstanding at beginning of year	1,422	10,892	3,650	3,315	3,693	3,250	3,122
Increase (decrease) in units resulting from policy transactions:
(a) Transfer of net premiums	394	1,790	680	317	494	516	412
(b) Transfers between variable accounts, net	167	262	1,648	38	48	372	(38)
(c) Transfers—policy charges and deductions	(188)	(959)	(333)	(211)	(331)	(318)	(223)
(d) Transfers—surrenders	(66)	(962)	(152)	(993)	(297)	(192)	(222)
(e) Transfers—other	(9)	14	61	(13)	(13)	(31)	(9)

Sub-Total	298	145	1,904	(862)	(99)	347	(80)

Total units outstanding at end of year	1,720	11,037	5,554	2,453	3,594	3,597	3,042

(1)	The Clifton Enhanced U.S. Equity Fund was liquidated as of June 30, 2003. All outstanding units were fully redeemed or transferred at of before that date (See Note 1 to Financial Statements).

(2)	Operations commenced during 2003 (See Note I to Financial Statements).

(3)	The Main Street Core Variable Account was formerly named Large-Cap Core Variable Account.

PACIFIC SELECT EXEC SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS (Continued)

	Variable Accounts

	Managed	Small-Cap	Money	High Yield	Equity		Aggressive
	Bond	Value (1)	Market	Bond	Income	Equity	Equity

Total units outstanding at beginning of year	7,163	—	16,460	2,075	710	4,499	3,189
Increase (decrease) in units resulting from policy transactions:
(a) Transfer of net premiums	844	106	12,104	261	390	948	691
(b) Transfers between variable accounts, net	(159)	928	(10,977)	282	291	(300)	70
(c) Transfers—policy charges and deductions	(521)	(41)	(1,589)	(167)	(106)	(465)	(374)
(d) Transfers—surrenders	(736)	(18)	(1,590)	(137)	(27)	(188)	(239)
(e) Transfers—other	(277)	(4)	(515)	(24)	(17)	26	61

Sub-Total	(849)	971	(2,567)	215	531	21	209

Total units outstanding at end of year	6,314	971	13,893	2,290	1,241	4,520	3,398

	Large-Cap		Real	Mid-Cap
	Value	Comstock (2)	Estate	Growth	I	II	III

Total units outstanding at beginning of year	7,083	557	2,264	1,540	1,726	887	1,129
Increase (decrease) in units resulting from policy transactions:
(a) Transfer of net premiums	1,621	267	361	439	285	180	240
(b) Transfers between variable accounts, net	1,248	1,115	175	833	157	252	483
(c) Transfers—policy charges and deductions	(825)	(130)	(219)	(246)	(120)	(81)	(101)
(d) Transfers—surrenders	(265)	(52)	(136)	(41)	(65)	(46)	(68)
(e) Transfers—other	(28)	(11)	(1)	(1)	(7)	(2)	(3)

Sub-Total	1,751	1,189	180	984	250	303	551

Total units outstanding at end of year	8,834	1,746	2,444	2,524	1,976	1,190	1,680

	IV (3)	V

Total units outstanding at beginning of year	913	210
Increase (decrease) in units resulting from policy transactions:
(a) Transfer of net premiums	58	69
(b) Transfers between variable accounts, net	(916)	188
(c) Transfers—policy charges and deductions	(34)	(24
(d) Transfers—surrenders	(19)	(4)
(e) Transfers—other	(2)	—

Sub-Total	(913)	229

Total units outstanding at end of year	—	439

5. DIVIDENDS

     During 2003, the Funds declared dividends for each portfolio/fund, except for the Aggressive Growth, I-Net Tollkeeper, Health Sciences, Technology, Growth LT, Focused 30, Mid-Cap Growth and Frontier Capital Appreciation Portfolios/Funds. The amounts accrued by the Separate Account for its share of the dividends were reinvested in additional full and fractional shares of the related portfolios/funds.

6. RELATED PARTY AGREEMENT

     Pacific Select Distributors, Inc., a wholly-owned subsidiary of Pacific Life, serves as principal underwriter of variable life insurance policies funded by interests in the Separate Account, without remuneration from the Separate Account.

7. SUBSEQUENT EVENT

     On February 24, 2004, the Pacific Select Fund’s Board approved a Plan of Reorganization (the “Reorganization”) whereby, subject to approval of shareholders of the Small-Cap Equity Portfolio, the underlying portfolio for the Small-Cap Equity Variable Account, the Small-Cap Index Portfolio, the underlying portfolio for the Small-Cap Index Variable Account, will acquire all of the assets and the liabilities of the Small-Cap Equity Portfolio. The Reorganization is expected to be effective as of the close of business on April 30, 2004, or on a later date as the parties may agree.

(1)	Operations commenced during 2003 (See Note 1 to Financial Statements).

(2)	The Comstock Variable Account was formerly named Strategic Value Variable Account.

(3)	The Clifton Enhanced U.S. Equity Fund was liquidated as of June 30, 2003. All outstanding units were fully redeemed or transferred at or before that date (See Note 1 to Financial Statements).

INDEPENDENT AUDITORS’ REPORT

Pacific Life Insurance Company and Subsidiaries:

We have audited the accompanying consolidated statements of financial condition of Pacific Life Insurance Company and Subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pacific Life Insurance Company and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002.

As discussed in Note 19 to the financial statements, on November 29, 2004, the Company signed a definitive agreement to sell their group insurance business to PacifiCare Health Systems, Inc. (PacifiCare). The proposed transaction is structured as a coinsurance arrangement, with the Company ceding to PacifiCare future premiums received for their existing group insurance business and with PacifiCare assuming future claim liabilities. PacifiCare will also obtain renewal rights for the existing business as of the closing date.

DELOITTE & TOUCHE LLP

Costa Mesa, CA
February 23, 2004, except for Note 19, as to which the date is December 6, 2004.

Pacific Life Insurance Company and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2003	2002
	(In Millions)
ASSETS
Investments:
Fixed maturity securities available for sale, at estimated fair value	$23,369	$20,747
Equity securities available for sale, at estimated fair value	128	90
Trading securities, at estimated fair value	306	572
Mortgage loans	3,811	3,123
Real estate	168	153
Policy loans	5,407	5,115
Interest in PIMCO (Note 2)	1,089	2,054
Other investments	1,185	1,094

TOTAL INVESTMENTS	35,463	32,948
Cash and cash equivalents	496	581
Deferred policy acquisition costs	2,817	2,261
Accrued investment income	411	431
Other assets	1,028	760
Separate account assets	25,163	19,241

TOTAL ASSETS	$65,378	$56,222

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities:
Policyholder account balances	$27,921	$25,717
Future policy benefits	5,053	4,775
Short-term and long-term debt	275	475
Other liabilities	1,664	1,797
Separate account liabilities	25,163	19,241

TOTAL LIABILITIES	60,076	52,005

Commitments and contingencies (Note 18)
Stockholder’s Equity:
Common stock - $50 par value; 600,000 shares authorized, issued and outstanding	30	30
Paid-in capital	500	153
Unearned ESOP shares	(29)	(42)
Retained earnings	3,736	3,300
Accumulated other comprehensive income	1,065	776

TOTAL STOCKHOLDER’S EQUITY	5,302	4,217

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$65,378	$56,222

See Notes to Consolidated Financial Statements

Pacific Life Insurance Company and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2003	2002	2001
		(In Millions)
REVENUES
Insurance premiums	$1,146	$1,058	$812
Policy fees	932	857	821
Net investment income	1,785	1,681	1,628
Net realized investment gain (loss)	243	(269)	(13)
Commission revenue	187	162	181
Other income	229	215	225

TOTAL REVENUES	4,522	3,704	3,654

BENEFITS AND EXPENSES
Policy benefits paid or provided	1,516	1,460	1,163
Interest credited to policyholder account balances	1,153	1,083	1,030
Commission expenses	581	560	524
Operating expenses	673	684	634

TOTAL BENEFITS AND EXPENSES	3,923	3,787	3,351

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES (BENEFIT)	599	(83)	303
Provision for income taxes (benefit)	163	(112)	55

INCOME BEFORE CUMULATIVE ADJUSTMENTS DUE TO CHANGES IN ACCOUNTING PRINCIPLES	436	29	248
Cumulative adjustments due to changes in accounting principles, net of taxes			(7)

NET INCOME	$436	$29	$241

See Notes to Consolidated Financial Statements

Pacific Life Insurance Company and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

					Accumulated Other
					Comprehensive Income (Loss)
					Unrealized
					Gain (Loss) on	Minimum	Unrealized
					Derivatives	Pension	Gain on
			Unearned		and Securities	Liability	Interest in
	Common	Paid-in	ESOP	Retained	Available for	Adjustment	PIMCO, Net
	Stock	Capital	Shares	Earnings	Sale, Net	and Other, Net	(Note 2)	Total
					(In Millions)
BALANCES, JANUARY 1, 2001	$30	$147	($6)	$3,030	($46)		$77	$3,232
Comprehensive income:
Net income				241				241
Other comprehensive income					128		111	239

Total comprehensive income								480
Other equity adjustments		1						1
Allocation of unearned ESOP shares		3	3					6

BALANCES, DECEMBER 31, 2001	30	151	(3)	3,271	82		188	3,719
Comprehensive income:
Net income				29				29
Other comprehensive income (loss)					325	($44)	225	506

Total comprehensive income								535
Issuance of ESOP note			(46)					(46)
Allocation of unearned ESOP shares		2	7					9

BALANCES, DECEMBER 31, 2002	30	153	(42)	3,300	407	(44)	413	4,217
Comprehensive income:
Net income				436				436
Other comprehensive income (loss)					428	41	(180)	289

Total comprehensive income								725
Capital contribution		350						350
Other equity adjustments		(1)						(1)
Allocation of unearned ESOP shares		(2)	13					11

BALANCES, DECEMBER 31, 2003	$30	$500	($29)	$3,736	$835	($3)	$233	$5,302

See Notes to Consolidated Financial Statements

Pacific Life Insurance Company and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2003	2002	2001
		(In Millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$436	$29	$241
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization on fixed maturity securities	(60)	(81)	(73)
Depreciation and other amortization	44	38	26
Deferred income taxes	(26)	(8)	56
Net realized investment (gain) loss	(243)	269	13
Net change in deferred policy acquisition costs	(556)	(148)	(317)
Interest credited to policyholder account balances	1,153	1,083	1,030
Change in trading securities	266	(114)	(387)
Change in accrued investment income	20	(54)	(42)
Change in future policy benefits	278	195	38
Change in other assets and liabilities	108	94	182

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,420	1,303	767

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed maturity and equity securities available for sale:
Purchases	(7,309)	(6,228)	(4,867)
Sales	2,143	921	905
Maturities and repayments	2,881	2,155	1,652
Repayments of mortgage loans	584	315	682
Proceeds from sales of real estate	5	28	44
Purchases of mortgage loans and real estate	(1,173)	(498)	(593)
Change in policy loans	(292)	(216)	(219)
Sale of interest in PIMCO (Note 2)	999
Other investing activity, net	258	259	472

NET CASH USED IN INVESTING ACTIVITIES	(1,904)	(3,264)	(1,924)

(Continued)
See Notes to Consolidated Financial Statements

Pacific Life Insurance Company and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
(Continued)	2003	2002	2001
		(In Millions)
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
Deposits	$5,842	$6,820	$4,690
Withdrawals	(5,604)	(4,787)	(3,320)
Short-term and long-term debt:
Net change in short-term debt	(200)	50	80
Payments of long-term debt		(14)
Capital contribution	350
Purchase of ESOP note		(46)
Allocation of unearned ESOP shares	11	9	6

NET CASH PROVIDED BY FINANCING ACTIVITIES	399	2,032	1,456

Net change in cash and cash equivalents	(85)	71	299
Cash and cash equivalents, beginning of year	581	510	211

CASH AND CASH EQUIVALENTS, END OF YEAR	$496	$581	$510

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid (received)	$102	$11	$(48)
Interest paid	$29	$20	$23

See Notes to Consolidated Financial Statements

Pacific Life Insurance Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND DESCRIPTION OF BUSINESS

Pacific Life Insurance Company (Pacific Life) was established in 1868 and is organized under the laws of the State of California as a stock life insurance company. Pacific Life is an indirect subsidiary of Pacific Mutual Holding Company (PMHC), a mutual holding company, and a wholly owned subsidiary of Pacific LifeCorp, an intermediate stock holding company. PMHC and Pacific LifeCorp were organized pursuant to consent received from the Insurance Department of the State of California (CA DOI) and the implementation of a plan of conversion to form a mutual holding company structure in 1997 (the Conversion).

Pacific Life and its subsidiaries and affiliates have primary business operations consisting of life insurance, annuities, pension and institutional products, group employee benefits, broker-dealer operations, and investment management and advisory services. Pacific Life’s primary business operations provide a broad range of life insurance, asset accumulation and investment products for individuals and businesses and offer a range of investment products to institutions and pension plans.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements of Pacific Life Insurance Company and Subsidiaries (the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include the accounts of Pacific Life and its majority owned and controlled subsidiaries. All significant intercompany transactions and balances have been eliminated. Pacific Life prepares its regulatory financial statements based on accounting practices prescribed or permitted by the CA DOI. These consolidated financial statements materially differ from those filed with regulatory authorities (Note 4).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include those used in determining deferred policy acquisition costs (DAC), investment valuation, including other than temporary impairments, derivative valuation and liabilities for future policy benefits. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform to the 2003 financial statement presentation.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

During the year ended December 31, 2001, the Company adopted Financial Accounting Standard Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of SFAS No. 133, and Emerging Issues Task Force (EITF) Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets. As a result, during the year ended December 31, 2001, the Company recorded a decrease to net income of $7 million, net of taxes, as a cumulative adjustment due to changes in accounting principles. Additionally, upon adoption, the Company recorded an increase to accumulated other comprehensive income (OCI) of $38 million, net of taxes, and transferred $306 million of fixed maturity securities available for sale into the trading category, which resulted in a reclassification of unrealized losses of $4 million, net of taxes, from accumulated OCI into net realized investment gain (loss) during the year ended December 31, 2001.

Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill shall not be amortized and shall be tested for impairment annually. Other intangible assets shall be amortized over their useful lives. The Company ceased goodwill amortization as of January 1, 2002, and as a result, the Company’s net income increased $2 million for the years ended December 31, 2003 and 2002. In addition, Allianz Dresdner Asset Management of America L.P., formerly PIMCO Advisors L.P. (PIMCO), adopted SFAS No. 142 effective January 1, 2002. As a result, net investment income increased $1 million and $17 million for the years ended December 31, 2003 and 2002, respectively (Note 2). During the year ended December 31, 2003, the Company recorded goodwill impairments of $6 million (Note 7). The carrying value of goodwill as of December 31, 2003 and 2002 was $39 million and $47 million, respectively, and is included in other assets.

Effective January 1, 2003, the Company adopted FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to a guarantor’s accounting for and disclosures of certain guarantees issued. FIN 45 does not apply to guarantees that are accounted for under existing insurance accounting principles. FIN 45 requires certain guarantees that are issued or modified after December 31, 2002, to be initially recorded on the consolidated statement of financial condition at fair value. Adoption of FIN 45 did not have a material impact on the Company’s consolidated financial statements (Note 18).

Effective January 1, 2003, the Company adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, after January 1, 2003, including restructuring activities. SFAS No. 146 establishes a change in the requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 now requires these liabilities to be recognized when actually incurred. Adoption of SFAS No. 146 did not have a material impact on the Company’s consolidated financial statements.

Effective June 1, 2003, the Company adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. Adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated financial statements.

Effective July 1, 2003, the Company adopted SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on the Company’s consolidated financial statements.

Effective October 1, 2003, the Company adopted FASB Derivatives Implementation Group (DIG) SFAS No. 133 Implementation Issue No. B36 (DIG B36), Embedded Derivatives: Modified Coinsurance Arrangements land Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments. DIG B36 establishes the criteria for the bifurcation of an instrument into a debt host contract and an embedded credit derivative. One of the examples is related to the bifurcation of an embedded derivative within a reinsurer’s receivable and ceding company’s payable that arises from a modified coinsurance (MODCO) agreement. Since the yield on the payable and receivable related to the MODCO agreement is tied to the return on a specific block of assets, rather than the overall credit worthiness of the ceding company, DIG B36 concludes that this relationship does not qualify as clearly and closely related and therefore requires bifurcation. Upon adoption of SFAS No. 133, the Company selected January 1, 1999 as the transition date for embedded derivatives. As the Company has not entered into or substantively modified any of its existing MODCO agreements since the transition date, the MODCO agreements are grandfathered from the embedded derivative provisions. Adoption of DIG B36 did not have a material impact on the Company’s consolidated financial statements.

Effective December 31, 2003, the Company adopted SFAS No. 132 (revised 2003) Employers’ Disclosures about Pensions and Other Postretirement Benefits (SFAS No. 132R). SFAS No. 132R revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS No. 87, Employers’Accounting for Pensions, SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. SFAS No. 132R retains the disclosure requirements contained in SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans (Note 16).

Effective February 1, 2003, the Company adopted FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires that Variable Interest Entities (VIE) be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about VIEs that companies are not required to consolidate but in which a company has a significant variable interest. Adoption of FIN 46 did not have a material impact on the Company’s consolidated financial statements.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

In December 2003, the FASB issued FIN 46 (revised December 2003) Consolidation of Variable Interest, Entities, an Interpretation of ARE No. 51 (FIN 46R). FIN 46R replaced FIN 46 and clarified the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The consolidation requirements for the Company’s other VIEs created or acquired prior to December 31, 2003, will apply in the first fiscal year or interim period beginning after December 15, 2004.

The Company is currently assessing the application of FIN 46R as it relates to the Company’s following investments and activities in VIEs, which were created or acquired prior to December 31, 2003:

	Assets		Liabilities		Carrying Amount
	(In Millions)
Aviation Capital Group Trust	$632		$645		$12
Managed Collateralized Debt Obligations	404		456		19
Asset and Mortgage-Backed Securities	(a	)	(a	)	4,270

	$1,036		$1,101		$4,301

(a)	Information related to the total assets and total liabilities for the asset and mortgage-backed securities is not currently available.

Aviation Capital Group Holding Corp. (ACG), a majority owned subsidiary of Pacific LifeCorp, sponsored a financial asset securitization of aircraft to Aviation Capital Group Trust (Aviation Trust) in December 2000. ACG serves as the marketing and administrative agent, as well as a beneficial interest holder in the transaction. As the marketing and administrative agent, ACG earns management fees on the total rents paid, which are recorded in other income as earned. ACG recorded marketing and administrative fees of $2 million, $3 million and $3 million for the years ended December 31, 2003, 2002 and 2001, respectively, from Aviation Trust. The carrying value is comprised of beneficial interests issued by Aviation Trust, which are accounted for under the prospective method in accordance with EITF Issue No. 99-20.

The Company has sponsored two Collateralized Debt Obligations (CDOs) of high yield debt securities and assumed management of a third CDO. The Company is the collateral manager and a beneficial interest holder in such transactions. The Company earns management fees as the collateral manager on the outstanding asset balance, which are recorded in net investment income as earned. The Company recorded collateral management fees of $1 million for each of the years ended December 31, 2003, 2002 and 2001. The carrying value is comprised of beneficial interests issued by the trust, which are accounted for under the prospective method in accordance with EITF Issue No. 99-20.

The Aviation Trust and CDOs are not currently consolidated by the Company since unrelated third parties hold controlling interest through ownership of equity in Aviation Trust and the CDOs, representing at least 3% of the value of the investment’s total assets throughout the life of the investment, and the equity class has the substantive risks and rewards of the residual interest of the investment. The debt issued by Aviation Trust and CDOs is non-recourse to the Company. The carrying value represents the Company’s maximum exposure to loss.

As part of the Company’s investment strategy, the Company purchases primarily investment grade beneficial interests in asset and mortgage-backed investments. These beneficial interests are issued from a bankruptcy-remote special purpose entity (SPE), which are collateralized by financial assets including corporate debt, equipment, and real estate mortgages. The Company has not guaranteed the performance, liquidity or obligations of the SPEs and the Company’s exposure to loss is limited to its carrying value of the beneficial interests in the SPEs. These investments represent debt investments accounted for in accordance with SFAS No. 115, Accounting for Certain Investments mi Debt and Equity Securities, and certain investments are also accounted for under the prospective method in accordance with EITF Issue No. 99-20.

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-1, Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts, which is effective for financial statements for fiscal years beginning after December 15, 2003. SOP 03-1 provides guidance on accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts, including accounting for contracts that contain death or other insurance benefit features, and for separate accounts. For contracts classified as insurance contracts that have amounts assessed against contract holders for the insurance benefit feature that are assessed in a manner that is expected to result in profits in earlier years and subsequent losses from that insurance benefit, including guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB), a liability is required to be established in addition to the account balance to recognize the portion of such assessments that compensates the insurance enterprise for benefits to be provided in future periods. For contracts where sales inducements are offered, the costs of such inducements that meet specified criteria must be separately reported, capitalized and amortized over the life of the contracts using the same methodology as used for amortizing DAC. The Company has previously recorded GMDB and GMIB liabilities, with balances of $32 million and $51 million as of December 31, 2003 and 2002, respectively. The Company is currently evaluating the impact of adopting SOP 03-1 on its consolidated financial statements.

During 2003, the EITF discussed EITF Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Under EITF No. 03-01, the EITF is developing an impairment model for certain investments classified as either available for sale or held to maturity under SFAS No. 115, and investments accounted for under the cost method or the equity method. The EITF has not reached a consensus on a final impairment model. In November 2003, the EITF stated that certain quantitative and qualitative disclosures are required for all debt and marketable equity securities classified as available for sale or held to maturity under SFAS No. 115 where the estimated fair value exceeds the carrying value at the statement of financial condition date, but for which an other than temporary impairment has not been recognized. The disclosure requirements are effective for fiscal years ending after December 15, 2003, which the Company has adopted as of December 31, 2003.

INVESTMENTS

Fixed maturity and equity securities available for sale are reported at estimated fair value, with unrealized gains and losses, net of deferred income taxes and adjustments related to DAC, recorded as a component of OCI. For mortgage-backed securities and asset-backed securities included in fixed maturity securities available for sale, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. For fixed rate securities, the net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. For variable rate and impaired securities, the investment is adjusted over the remaining life of the security. These adjustments are reflected in net investment income. Trading securities are reported at estimated fair value with changes in estimated fair value included in net realized investment gain (loss).

Investment income consists primarily of interest and dividends, net investment income from partnership interests and income from certain derivative transactions. Interest is recognized on an accrual basis and dividends are recorded on the ex-dividend date. Accrual of income is suspended for fixed maturity securities when receipt of interest payments is in doubt.

The estimated fair value of fixed maturity and equity securities is generally obtained from independent pricing services. For fixed maturity securities not able to be priced by independent services (generally private placement and low volume traded securities), an internally developed matrix is used. The matrix utilizes the fair market yield curves provided by a major independent data service which determines the discount yield based upon the security’s weighted average life, rating, and liquidity spread. The estimated fair value of the security is calculated as the present value of the estimated cash flows discounted at the yield determined above. For those securities not priced externally or by the matrix, the estimated fair value is internally determined, utilizing various techniques in valuing complex investments with variable cash flows. As of December 31, 2003, 70% of the estimated fair values of fixed maturity securities were obtained from independent pricing services, 25% from the above described matrix and 5% from other sources.

The Company assesses whether other than temporary impairments have occurred based upon the Company’s case-by-case evaluation of the underlying reasons for the decline in estimated fair value. All securities with a gross unrealized loss at the consolidated statement of financial condition date are subjected to the Company’s process for identifying other than temporary impairments with additional focus on securities with unrealized losses greater than 20% of net carrying amount. The Company considers a wide range of factors, as described below, about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in the Company’s evaluation of each security are assumptions and estimates about the operations of the issuer and its future earnings potential.

Considerations used by the Company in the impairment evaluation process include, but are not limited to, the following:

•	The duration and extent that the estimated fair value has been below net carrying amount

•	Industry factors or conditions related to a geographic area that are negatively affecting the security

•	Underlying valuation of assets specifically pledged to support the credit

•	Past due interest or principal payments or other violation of covenants

•	Deterioration of the overall financial condition of the specific issuer

•	Downgrades by a rating agency

•	Ability and intent to hold the investment for a period of time to allow for a recovery of value

•	Fundamental analysis of the liquidity and financial condition of the specific issuer

Also, the Company estimates the cash flows over the life of certain purchased beneficial interests in securitized financial assets. Based upon current information and events, if the estimated fair value of its beneficial interests is less than or equal to its carrying amount and if there has been an adverse change in the estimated cash flows since the last revised estimate, considering both timing and amount, then an other than temporary impairment is recognized.

Securities and purchased beneficial interests that are deemed to be other than temporarily impaired are written down to estimated fair value in the period the securities or purchased beneficial interest are deemed to be impaired.

Realized gains and losses on investment transactions are determined on a specific identification basis and are included in net realized investment gain (loss). The Company includes other than temporary impairment write-downs in net realized investment gain (loss).

During the year ended December 31, 2002, the Company transferred certain equity securities from available for sale to trading securities. A loss of $ 18 million was included in net realized investment gain (loss) from this transfer.

Mortgage loans, net of valuation allowances and write-downs, and policy loans are stated at unpaid principal balances.

Real estate is carried at depreciated cost, net of write-downs, or, for real estate acquired in satisfaction of debt, estimated fair value less estimated selling costs at the date of acquisition, if lower than the related unpaid balance.

Other investments primarily consist of partnership and joint ventures, derivative instruments, and low income housing related investments qualifying for tax credits (LIHTC). Partnership and joint venture interests where the Company does not have a controlling interest or a majority ownership are recorded under the cost or equity method of accounting depending on the equity ownership position.

Investments in LIHTC are recorded under either the effective interest method, if they meet certain requirements, including a projected positive yield based solely on guaranteed credits, or are recorded under the equity method if these certain requirements are not met. For investments in LIHTC recorded under the effective interest method, the amortization of the original investment and the tax credits are recorded in the provision for income taxes (benefit). For investments in LIHTC recorded under the equity method, the amortization of the initial investment is included in net investment income and the related tax credits are recorded in the provision for income taxes (benefit). The amortization recorded in net investment income was $25 million, $26 million and $27 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company may loan securities in connection with its securities lending program administered by an authorized financial institution. The Company receives collateral in an amount equal to 102% of the estimated fair value of the loaned securities. The collateral pledged is restricted and not available for general use.

All derivatives, whether designated in hedging relationships or not, are required to be recorded at estimated fair value. If the derivative is designated as a fair value hedge, the changes in the estimated fair value of the derivative and the hedged item are recognized in net realized investment gain (loss). The change in value of the hedged item associated with the risk being hedged is reflected as an adjustment to the carrying amount of the hedged item. If the derivative is designated as a cash flow hedge, the effective portion of changes in the estimated fair value of the derivative is recorded in OCI and recognized in earnings when the hedged item affects earnings. For derivative instruments not designated as hedges, the change in estimated fair value of the derivative is recorded in net realized investment gain (loss). Estimated fair value exposure is calculated based on the aggregate estimated fair value of all derivative instruments with each counterparty, net of cash collateral received, in accordance with legally enforceable counterparty master netting agreements. If the estimated fair value exposure to the counterparty is positive, the amount is reflected in other assets whereas, if the estimated fair value exposure to the counterparty is negative, the estimated fair value is included in other liabilities.

The periodic cash flows for all hedging derivatives are recorded consistent with the hedged item on an accrual basis. For derivatives hedging securities, these amounts are included in net investment income. For derivatives hedging liabilities, these amounts are included in interest credited to policyholder account balances. For derivatives not designated as hedging instruments, the periodic cash flows are reflected in net realized investment gain (loss) on an accrual basis. Upon termination of a cash flow hedging relationship, the accumulated amount in OCI is amortized into net investment income or interest credited to policyholder account balances over the remaining life of the hedged item. Upon termination of a fair value hedging relationship, the accumulated cost basis adjustment to the hedged item is amortized into net investment income or interest credited to policyholder account balances over its remaining life.

CASH AND CASH EQUIVALENTS Cash and cash equivalents include all investments with an original maturity of three months or less.

DEFERRED POLICY ACQUISITION COSTS

The costs of acquiring new insurance business, principally commissions, medical examinations, underwriting, policy issue and other expenses, all of which vary with and are primarily associated with the production of new business, are deferred and recorded as an asset commonly referred to as DAC. As of December 31, 2003 and 2002, the carrying value of DAC was $2.8 billion and $2.3 billion, respectively (Note 4).

For universal life and investment-type contracts, acquisition costs are amortized through earnings in proportion to the present value of estimated gross profits (EGPs) from projected investment, mortality and expense margins and surrender charges over the estimated lives of the contracts. DAC related to traditional policies is amortized through earnings over the premium-paying period of the related policies in proportion to premium revenues recognized, using assumptions and estimates consistent with those used in computing policy reserves. DAC related to certain unrealized components in OCI, primarily unrealized gains and losses on securities available for sale, is amortized directly to equity through OCI.
Regular evaluations of EGPs are made to determine if actual experience or other evidence suggests that modeling assumptions should be revised. Significant assumptions in the development of EGPs include investment returns, surrender and lapse rates, interest spreads and mortality margins. Of these assumptions, the Company anticipates that investment returns are most likely to impact the rate of DAC amortization for variable annuities. For life insurance, deviations in any of the significant assumptions may impact DAC amortization. In general, favorable experience variances result in increased expected future profitability and may lower the rate of DAC amortization, whereas unfavorable experience variances result in decreased expected future profitability and may increase the rate of DAC amortization.

A change in the assumptions utilized to develop EGPs, commonly referred to as unlocking, results in a change to amounts expensed in the reporting period in which the change was made by adjusting the DAC balance to the level DAC would have been had the EGPs been calculated using the new assumptions over the entire amortization period. Revisions to the assumptions could also result in an impairment of DAC and a charge to expense if the present value of EGPs is less than the outstanding DAC balance as of the valuation date. All critical assumptions utilized to develop EGPs are routinely evaluated and necessary revisions are made to future EGPs to the extent that actual or anticipated experience indicates such a prospective change.

During the year ended December 31, 2002, the Company recorded a pretax expense of $102 million, in addition to periodic amortization expense, reflecting a reduction of the DAC asset relating to its variable annuity products. The reduction was the result of continued deterioration during 2002 of the equity markets and the Company’s decision in 2002 to revise certain assumptions, including a reduction in the long-term total return assumption for the underlying investments supporting its variable annuity products from 9.0% to 7.75%.

Value of business acquired (VOBA), included as part of DAC, represents the capitalized value relating to insurance contracts in force at the date of acquisition. Amortization of the VOBA on a block of single premium immediate and deferred annuities is calculated in proportion to the run-off in contract benefit reserves over the life of the contracts. Amortization of the VOBA on a block of universal life contracts is calculated over the expected life of the policies in proportion to the present value of EGPs from such policies. The VOBA balance was $90 million and $92 million as of December 31, 2003 and 2002, respectively.

POLICYHOLDER ACCOUNT BALANCES

Policyholder account balances on universal life and investment-type contracts are valued using the retrospective deposit method and are equal to accumulated account values, which consist of deposits received plus interest credited, less withdrawals and assessments. Interest credited to these contracts primarily ranged from 1.0% to 8.0% during 2003, 2002 and 2001.

FUTURE POLICY BENEFITS

Annuity benefit liabilities are equal to the present value of expected future payments using pricing assumptions, as applicable, for interest rates, mortality, morbidity, retirement age and expenses. Interest rates used in establishing such liabilities ranged from 1.5% to 11.0%.

Life insurance reserves are valued using the net level premium method on the basis of actuarial assumptions appropriate at policy issue. Mortality and persistency assumptions are generally based on the Company’s experience, which, together with interest and expense assumptions, include a margin for possible unfavorable deviations. Interest rate assumptions ranged from 4.5% to 9.3%. Future dividends for participating business are provided for in the liability for future policy benefits.

Dividends are accrued based on dividend formulas approved by the Pacific Life Board of Directors and reviewed for reasonableness and equitable treatment of policyholders by an independent consulting actuary. As of December 31, 2003 and 2002, participating experience rated policies paying dividends represent less than 1% of direct written life insurance in force. Dividends to policyholders are included in policy benefits paid or provided.

Reserves for group health contracts are based on actual experience and morbidity assumptions. Liabilities for unpaid claims and claim expenses for group health contracts include estimates of claims that have been reported but not settled and estimates of claims incurred but not reported, based on the Company’s historical claims development patterns and other actuarial assumptions.

Estimates of future policy benefit reserves and liabilities are continually reviewed and, as experience develops, are adjusted as necessary. Such changes in estimates are included in earnings for the period in which such changes occur.

REVENUES, BENEFITS AND EXPENSES

Insurance premiums, primarily on group health contracts, annuity contracts with life contingencies and traditional life and term insurance contracts, are recognized as revenue when due. Benefits and expenses are matched against such revenues to recognize profits over the lives of the contracts. This matching is accomplished by providing for liabilities for future policy benefits, expenses of contract administration and the amortization of DAC.

Receipts for universal life and investment-type contracts are reported as deposits to either policyholder account balances or separate account liabilities, and are not included in revenue. Policy fees consist of mortality charges, surrender charges and expense charges that have been earned and assessed against related account values during the period. The timing of policy fee revenue recognition is determined based on the nature of the fees. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in revenue over the periods benefited. Benefits and expenses include policy benefits and claims incurred in the period that are in excess of related policyholder account balances, interest credited to policyholder account balances, expenses of contract administration and the amortization of DAC.

Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from their respective revenue and benefit and expense accounts.

Commission revenue from the Company’s broker-dealer subsidiaries is generally recorded on the trade date. Related commission expense is recorded when incurred.

DEPRECIATION AND AMORTIZATION

Depreciation of investment real estate is computed on the straight-line method over the estimated useful lives, which range from 5 to 30 years. Depreciation of investment real estate is included in net investment income. Certain other assets are depreciated or amortized on the straight-line method over periods ranging from 3 to 40 years. Depreciation and amortization of certain other assets are included in operating expenses.

INCOME TAXES

Pacific Life and its wholly owned life insurance subsidiary domiciled in Arizona, Pacific Life & Annuity Company (PL&A), are taxed as insurance companies for Federal income tax purposes. Pacific Life and its includable subsidiaries are included in the consolidated Federal income tax return of PMHC. Pacific Life’s non-insurance subsidiaries are either included in PMHC’s combined California franchise tax return or file separate state tax returns. Companies included in the consolidated Federal income tax return of PMHC and/or the combined California franchise tax return of PMHC are allocated an expense or benefit based principally on the effect of including their operations in PMHC’s returns. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the differences are expected to be recovered or settled.

SEPARATE ACCOUNTS

Separate accounts primarily include variable annuity and life contracts, as well as other single separate accounts. Separate account assets and liabilities are recorded at estimated fair value and represent legally segregated contract holder funds. Deposits to separate accounts, investment income and realized and unrealized gains and losses on the separate account assets accrue directly to contract holders and, accordingly, are not reflected in the consolidated statements of operations or cash flows. However, on certain separate account products, the Company does contractually guarantee either a minimum return or account value, for which liabilities have been recorded in future policy benefits. Amounts charged to the separate account for mortality, surrender and expense charges are included in revenues as policy fees.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments, disclosed in Notes 7, 8 and 9, has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is often required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

2.	INTEREST IN PIMCO

The Company’s beneficial economic interest in PIMCO (the interest in PIMCO) is accounted for using the cost method, since the Company has virtually no influence over PIMCO’s operating and financial policies. Effective with the amendment of the Continuing Investment Agreement described below, PIMCO changed its method of allocating net income and will not allocate any goodwill impairment or goodwill amortization, if required by future U.S. GAAP changes, to the Company. Accordingly, revenue from PIMCO became equal to distributions received and declared. Prior to the amendment of the Continuing Investment Agreement, distributions received in excess of net income allocated by PIMCO were recorded as a reduction to the interest in PIMCO.

The interest in PIMCO is reported as of December 31, 2003, at an estimated fair value of $1,089 million as determined by the put and call option price described below. The increase (decrease) in unrealized gains of ($294) million, $354 million and $177 million, net of deferred income taxes (benefit) of ($114) million, $129 million and $66 million, for the years ended December 31, 2003, 2002 and 2001, respectively, is reported as a component of OCI.

On May 5, 2000, a transaction was closed whereby Allianz of America, Inc. (Allianz), a subsidiary of Allianz AG, acquired substantially all interests in PIMCO other than those beneficially owned by the Company. In connection with this transaction, the Company exchanged its prior ownership interest for a new security, PIMCO Class E limited partnership units. The interest in PIMCO is subject to a Continuing Investment Agreement with Allianz that provides for put options held by the Company, and call options held by Allianz, respectively.

Prior to March 10, 2003, the put option gave the Company the right to require Allianz, on the last business day of each calendar quarter, to purchase all of the interest in PIMCO. The put option price was based on the per unit amount, as defined in the Continuing Investment Agreement, for the most recently completed four calendar quarters multiplied by a factor of 14. The call option gave Allianz the right to require the Company, on any January 31, April 30, July 31, or October 31, beginning on January 31, 2003, to sell its interest in PIMCO to Allianz. The call option price was based on the per unit amount, as defined in the Continuing Investment Agreement, for the most recently completed four calendar quarters multiplied by a factor of 14, if the call per unit value reached a minimum value.

On March 10, 2003, the Continuing Investment Agreement and other related agreements were amended. The amendments provide for monthly put and/or call options, limited to a maximum of $250 million per quarter through March 2004. In any month subsequent to March 2004, the Company can also put, or Allianz can also call, all of the interest in PIMCO held by the Company. Other amendments to these agreements limit the increase or decrease in the value of the put and call options to a maximum of 2% per year of the per unit amount as defined in the Continuing Investment Agreement as of December 31 of the preceding calendar year. The initial per unit value as of December 31, 2002 was $551,924 and the per unit value as of December 31, 2003 was $562,964. The per unit amount is also subject to a cap and a floor of $600,000 and $500,000 per unit, respectively. Distributions from PIMCO to the Company are dependent on the performance of Pacific Investment Management Company LLC (PIMCO LLC), a subsidiary of PIMCO, and will be subject to certain limitations as defined in the agreements. PIMCO LLC offers investment products through managed accounts and institutional, retail and offshore mutual funds.

During the year ended December 31, 2003, the Company exercised four put options of $250 million each to sell approximately $ 1 billion of its interest in PIMCO to Allianz. The pre-tax gain recognized for the year ended December 31, 2003 was $327 million.

3.	DEFERRED POLICY ACQUISITION COSTS

Components of DAC are as follows:

	Years Ended December 31,
	2003	2002	2001
		(In Millions)
Balance, January 1	$2,261	$2,113	$1,796

Additions:
Capitalized during the year	821	573	566

Amortization:
Allocated to commission expenses	(210)	(232)	(181)
Allocated to operating expenses	(53)	(77)	(65)
Allocated to OCI, net unrealized gains	(2)	(116)	(3)

Total amortization	(265)	(425)	(249)

Balance, December 31	$2,817	$2,261	$2,113

4.	STATUTORY RESULTS

Pacific Life prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the CA DOI, which is a comprehensive basis of accounting other than U.S. GAAP. The following are reconciliations of statutory capital and surplus, and statutory net income for Pacific Life, as compared to the amounts reported as stockholder’s equity and net income from these consolidated financial statements prepared in accordance with U.S. GAAP:

	December 31,
	2003	2002
	(In Millions)
Statutory capital and surplus	$2,359	$1,669
Deferred policy acquisition costs	2,926	2,382
Accumulated other comprehensive income	1,065	776
Asset valuation reserve	436	401
Non-admitted assets	332	338
Surplus notes	(150)	(150)
Deferred income taxes	(418)	(431)
Insurance and annuity reserves	(1,185)	(737)
Other	(63)	(31)

Stockholder’s equity as reported herein	$5,302	$4,217

	Years Ended December 31,
	2003	2002	2001
	(In Millions)
Statutory net income	$277	$13	$24
Deferred policy acquisition costs	544	259	329
Earnings of subsidiaries	125	(301)	(60)
Statutory expense of minimum pension liability adjustment		81
Unrealized losses on partnerships and joint ventures	(20)	(45)	(31)
Deferred income taxes	(121)	4	(29)
Insurance and annuity reserves	(464)	58	25
Other	95	(40)	(17)

Net income as reported herein	$436	$29	$241

RISK-BASED CAPITAL

Risk-based capital is a method developed by the National Association of Insurance Commissioners to measure the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. The adequacy of a company’s actual capital is measured by the risk-based capital results, as determined by the formulas. Companies below minimum risk-based capital requirements are classified within certain levels, each of which requires specified corrective action. As of December 31, 2003 and 2002, Pacific Life and PL&A exceeded the minimum risk-based capital requirements.

DIVIDEND RESTRICTIONS

Dividend payments by Pacific Life to Pacific LifeCorp in any 12-month period cannot exceed the greater of 10% of unassigned surplus as of the preceding year end or the statutory net gain from operations for the previous year, without prior approval from the CA DOI. Based on this limitation and 2003 statutory results, Pacific Life could pay $380 million in dividends in 2004 without prior approval. No dividends were paid during 2003, 2002 and 2001.

The maximum amount of ordinary dividends that can be paid by PL&A to Pacific Life without restriction cannot exceed the lesser of 10% of statutory surplus as regards to policyholders, or the statutory net gain from operations. Based on this limitation and 2003 statutory results, PL&A could pay $22 million in dividends in 2004 without prior approval. No dividends were paid during 2003, 2002 and 2001.

5.	CLOSED BLOCK

In connection with the Conversion, an arrangement known as a closed block (the Closed Block) was established, for dividend purposes only, for the exclusive benefit of certain individual life insurance policies that had an experience based dividend scale for 1997. The Closed Block was designed to give reasonable assurance to holders of the Closed Block policies that policy dividends will not change solely as a result of the Conversion.

Assets that support the Closed Block, which are primarily included in fixed maturity securities, policy loans and accrued investment income, amounted to $292 million and $298 million as of December 31, 2003 and 2002, respectively. Liabilities allocated to the Closed Block, which are primarily included in future policy benefits, amounted to $317 million and $326 million as of December 31, 2003 and 2002, respectively. The contribution to income from the Closed Block amounted to $2 million, $5 million and $5 million and is primarily included in insurance premiums, net investment income and policy benefits paid or provided for the years ended December 31, 2003, 2002 and 2001, respectively.

6. ACQUISITIONS

The Company’s acquisitions are accounted for under the purchase method of accounting.

On December 31, 2001, a transaction was closed whereby Pacific Life exchanged its 100% common stock ownership in World-Wide Holdings Limited (World-Wide) for a 22.5% common stock ownership in Scottish Re Group Limited, formerly Scottish Annuity & Life Holdings, Ltd. (Scottish). World-Wide’s assets and liabilities were approximately $164 million and $103 million, respectively. Scottish, a publicly traded specialty reinsurer, issued new ordinary shares in exchange for World-Wide at a value of $78 million. Pacific Life recorded a nonmonetary exchange gain of $13 million, net of taxes, in connection with this exchange. Goodwill resulting from this transaction was $7 million. During 2002, Pacific Life’s common stock ownership in Scottish was reduced to 16.8% when Scottish issued additional shares to the public.

In July 2003, the Company sold approximately 34% of its common stock ownership in Scottish for $30 million and recognized an after tax gain of $2 million. In addition, Scottish issued additional shares to the public further reducing the Company’s common stock ownership interest to 8.5% as of December 31, 2003. The Company accounts for its investment in Scottish on the equity method as it continues to hold two of the nine board positions on the Scottish Board of Directors.

In October 2002, a transaction was closed whereby Pacific Select Distributors, Inc. (PSD), a wholly owned subsidiary of Pacific Life, acquired a 45% ownership in Waterstone Financial Group, Inc. (Waterstone), a broker-dealer. The purchase price of $4 million was primarily recorded as goodwill. In March 2003, PSD increased its ownership in Waterstone to 62% for a purchase price of $1 million and began including Waterstone in the Company’s consolidated financial statements. Prior to this increased ownership, Waterstone was accounted for under the equity method.

7. INVESTMENTS

The net carrying amount, gross unrealized gains and losses, and estimated fair value of fixed maturity and equity securities available for sale are shown below. The net carrying amount represents amortized cost adjusted for other than temporary declines in value and changes in the estimated fair value of fixed maturity securities attributable to the risk designated in a fair value hedge. The estimated fair value of publicly traded securities is based on quoted market prices. For securities not actively traded, fair values were estimated based on amounts provided by independent pricing services specializing in matrix pricing and modeling techniques. The Company also estimates certain fair values based on interest rates, credit quality and average maturity utilizing matrix pricing and other modeling techniques.

	Net Carrying	Gross Unrealized		Estimated
	Amount	Gains	Losses	Fair Value
	(In Millions)
As of December 31, 2003:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$333	$5	$19	$319
Obligations of states and political subdivisions	1,080	181	6	1,255
Foreign governments	384	49	11	422
Corporate securities	14,439	1,184	61	15,562
Mortgage-backed and asset-backed securities	5,603	286	83	5,806
Redeemable preferred stock	5			5

Total fixed maturity securities	$21,844	$1,705	$180	$23,369

Total equity securities	$106	$23	$1	$128

As of December 31, 2002:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$260	$8		$268
Obligations of states and political subdivisions	790	182		972
Foreign governments	283	44	$8	319
Corporate securities	13,191	885	251	13,825
Mortgage-backed and asset-backed securities	5,244	290	176	5,358
Redeemable preferred stock	5			5

Total fixed maturity securities	$19,773	$1,409	$435	$20,747

Total equity securities	$83	$10	$3	$90

The net carrying amount and estimated fair value of fixed maturity securities available for sale as of December 31, 2003, by contractual repayment date of principal, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Net Carrying	Gross Unrealized		Estimated
	Amount	Gains	Losses	Fair Value
	(In Millions)
Due in one year or less	$880	$34	$1	$913
Due after one year through five years	6,261	468	22	6,707
Due after five years through ten years	5,045	449	23	5,471
Due after ten years	4,055	468	51	4,472

	16,241	1,419	97	17,563
Mortgage-backed and asset-backed securities	5,603	286	83	5,806

Total	$21,844	$1,705	$180	$23,369

The following tables present the number of investments, and the estimated fair value and gross unrealized losses for fixed maturity and equity securities, excluding securities accounted for under EITF Issue No. 99-20, where the estimated fair value had declined and remained below the net carrying amount as of December 31, 2003.

	Total
			Gross
		Estimated	Unrealized
	Number	Fair Value	Losses

		(In Millions)
U.S. Treasury securities and obligations of U.S. government authorities and agencies	11	$227	($19)
Obligations of states and political subdivisions	18	109	(6)
Foreign governments	11	79	(11)
Corporate securities	214	1,719	(53)
Federal agency mortgage-backed securities	4	39
Redeemable preferred stock	2	3

Total fixed maturity securities	260	2,176	(89)
Total equity securities	26	6	(1)

Total	286	$2,182	($90)

	Less than 12 Months			12 Months or Greater
			Gross			Gross
		Estimated	Unrealized		Estimated	Unrealized
	Number	Fair Value	Losses	Number	Fair Value	Losses

		(In Millions)			(In Millions)
U.S. Treasury securities and obligations of U.S. government authorities and agencies	11	$227	($19)
Obligations of states and political subdivisions	18	109	(6)
Foreign governments	8	52	(1)	3	$27	($10)
Corporate securities	183	1,481	(40)	31	238	(13)
Federal agency mortgage-backed securities	3	39		1
Redeemable preferred stock	1			1	3

Total fixed maturity securities	224	1,908	(66)	36	268	(23)
Total equity securities	12			14	6	(1)

Total	236	$1,908	($66)	50	$274	($24)

As of December 31, 2003, the Company holds seven fixed maturity securities with an unrealized loss greater than 20% of their net carrying amount. The net carrying amount and unrealized loss of these seven securities is $44 million and ($12) million, respectively. The securities represent investments in a foreign central bank and the utilities industry.

The Company has evaluated the temporarily impaired securities determining that the Company has the ability and intent to hold the securities until recovery.

Major categories of investment income and related investment expense are summarized as follows:

	Years Ended December 31,
	2003	2002	2001
	(In Millions)
Fixed maturity securities	$1,315	$1,211	$1,118
Equity securities	5	5	5
Mortgage loans	198	182	215
Real estate	32	34	64
Policy loans	200	203	202
Other	153	172	163

Gross investment income	1,903	1,807	1,767
Investment expense	118	126	139

Net investment income	$1,785	$1,681	$1,628

The components of net realized investment gain (loss) are as follows:

	Years Ended December 31 ,
	2003	2002	2001
	(In Millions)
Fixed maturity securities
Gross gains on sales	$40	$18	$20
Gross losses on sales	(57)	(48)	(26)
Other than temporary impairments	(140)	(209)	(36)
Other	2	21	13

Subtotal	(155)	(218)	(29)

Equity securities
Gross gains on sales	7	5	28
Gross losses on sales		(4)	(11)
Other than temporary impairments	(4)	(25)	(31)
Other	1

Subtotal	4	(24)	(14)

Mortgage loans	(3)	(3)
Real estate	(3)	5	9
Interest in PIMCO (Note 2)	327
Other investments	73	(29)	21

Total	$243	($269)	($13)

The change in unrealized gain (loss) on investments in available for sale and trading securities is as follows:

	Years Ended December 31 ,
	2003	2002	2001
	(In Millions)
Available for sale securities:
Fixed maturity	$551	$735	$140
Equity	15	(4)	5

Total	$566	$731	$145

Trading securities	$53	($18)	($17)

Realized gains (losses) on trading securities held as of December 31, 2003 and 2002, were $21 million and ($33) million, respectively.

Fixed maturity securities, which have been non-income producing for the twelve months preceding December 31, 2003 and 2002, totaled $5 million and $16 million, respectively.

As of December 31, 2003 and 2002, fixed maturity securities of $14 million were on deposit with state insurance departments to satisfy regulatory requirements. The Company’s interest in PIMCO (Note 2) exceeds 10% of total stockholder’s equity as of December 31, 2003.

Mortgage loans on real estate are collateralized by properties primarily located throughout the United States. As of December 31, 2003, approximately $956 million, $375 million, $341 million, $310 million and $224 million were located in California, Texas, Virginia, Michigan and Arizona, respectively.

The Company had a mortgage loan general valuation allowance of $26 million as of December 31, 2003 and 2002. During the year ended December 31, 2003, the Company recorded a specific valuation allowance of $3 million on two mortgage loans. This was in addition to a specific valuation allowance of $4 million that had been established on one of the mortgage loans during the year ended December 31, 2002. During 2003, these mortgage loans were foreclosed and transferred to real estate at a value of $28 million.

The Company did not have mortgage loans with accrued interest more than 180 days past due as of December 31, 2003 or 2002.

During the year ended December 31, 2003, one real estate investment, with a balance of $27 million, was considered impaired and written down by $4 million. Additionally, goodwill related to the acquisition of real estate property acquired through a limited liability company, was considered impaired due to the negative impact of the economy on property performance, and written down $5 million during the year ended December 31, 2003. During the year ended December 31, 2002, one real estate investment with a balance of $6 million was considered impaired and written down by $1 million.

8.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair value of the Company’s financial instruments are as follows:

	December 31, 2003		December 31, 2002
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(In Millions)
Assets:
Fixed maturity and equity securities (Note 7)	$23,497	$23,497	$20,837	$20,837
Trading securities	306	306	572	572
Mortgage loans	3,811	4,163	3,123	3,427
Policy loans	5,407	5,407	5,115	5,115
Interest in PIMCO (Note 2)	1,089	1,089	2,054	2,054
Derivative instruments (Note 9)	830	830	280	280
Cash and cash equivalents	496	496	581	581
Notes receivable from affiliates (Note 17)			106	106
Liabilities:
Funding agreements and guaranteed interest contracts	8,657	8,842	8,664	9,112
Fixed account liabilities	5,141	5,149	3,965	3,986
Short-term debt	125	125	325	325
Long-term debt	150	178	150	175
Derivative instruments (Note 9)	140	140	332	332

The following methods and assumptions were used to estimate the fair value of these financial instruments as of December 31, 2003 and 2002:

TRADING SECURITIES

The estimated fair value of trading securities is based on quoted market prices.

MORTGAGE LOANS

The estimated fair value of the mortgage loan portfolio is determined by discounting the estimated future cash flows, using a market rate that is applicable to the yield, credit quality and average maturity of the composite portfolio.

POLICY LOANS

The carrying amounts of policy loans are a reasonable estimate of their fair values because interest rates are generally variable and based on current market rates.

DERIVATIVE INSTRUMENTS

Derivative instruments are reported at estimated fair value based on market quotations or internally established valuations consistent with external valuation models.

CASH AND CASH EQUIVALENTS

The carrying values approximate fair values due to the short-term maturities of these instruments.

NOTES RECEIVABLE FROM AFFILIATES

The carrying amount of notes receivable from affiliates is a reasonable estimate of their fair value because the interest rates are variable and based on current market rates.

FUNDING AGREEMENTS AND GUARANTEED INTEREST CONTRACTS

The fair value of funding agreements and guaranteed interest contracts (GICs) is estimated using the rates currently offered for deposits of similar remaining maturities.

FIXED ACCOUNT LIABILITIES

Fixed account liabilities include annuity and deposit liabilities. The estimated fair value of annuity liabilities approximates carrying value and primarily includes policyholder deposits and accumulated credited interest. The estimated fair value of deposit liabilities with no defined maturities is the amount payable on demand.

SHORT-TERM DEBT

The carrying amount of short-term debt is a reasonable estimate of its fair value because the interest rates are variable and based on current market rates.

LONG-TERM DEBT

The estimated fair value of long-term debt is based on market quotes.

9.	DERIVATIVES AND HEDGING ACTIVITIES

The Company primarily utilizes derivative instruments to manage its exposure to interest rate risk, foreign currency risk, credit risk, and equity risk. Derivative instruments are also used to manage the duration mismatch of assets and liabilities. The Company utilizes a variety of derivative instruments including swaps, foreign exchange forward contracts, caps, floors, options, and exchange traded futures contracts.

The Company applies hedge accounting by designating derivative instruments as either fair value or cash flow hedges on the date the Company enters into a derivative contract. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. Hedge effectiveness is assessed quarterly by a variety of techniques including Value-at-Risk, regression analysis, and cumulative dollar offset. In certain circumstances, hedge effectiveness is assumed because the derivative instrument was constructed such that all critical terms of the derivative exactly match the hedged risk in the hedged item.

The notional or contract amounts and estimated fair value of outstanding derivative instruments as of December 31, 2003 and 2002 are as follows:

	Net Assets (Liabilities)
	Notional or	Notional or	Estimated	Estimated
	Contract Amounts	Contract Amounts	Fair Value	Fair Value
	2003	2002	2003	2002
	(In Millions)
Interest rate swaps	$5,206	$5,300	($347)	($500)
Credit default and total return swaps	1,254	1,430	(8)	(89)
Foreign currency swaps and forwards	5,024	4,223	1,035	526
Synthetic GICs	4,835	3,894
Interest rate floors, caps, options, and swaptions	3,744	1,289	10	11
Financial futures contracts	89	134

Total	$20,152	$16,270	$690	($52)

Although the notional amounts of derivatives do not represent amounts that must be paid or received in the future (or in the case of currency swaps represents an obligation to pay one currency and receive another), such amounts do provide an indication of their potential sensitivity to interest rates or currencies, as applicable. The market sensitivity of a derivative would approach that of a cash instrument having a face amount equal to the derivative’s notional amount.

CASH FLOW HEDGES

The Company primarily uses interest rate and foreign currency swaps and interest rate futures contracts to manage its exposure to variability in cash flows due to changes in the benchmark interest rate and foreign currencies. These cash flows include those associated with existing assets and liabilities, as well as the forecasted interest cash flows related to anticipated investment purchases and liability issuances. Such anticipated investment purchases and liability issuances are considered probable to occur and are generally completed within 10 years of the inception of the hedge.

Interest rate swap agreements involve the exchange, at specified intervals, of interest payments resulting from the difference between fixed rate and floating rate interest amounts calculated by reference to an underlying notional amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party.

Foreign currency swaps involve the exchange of an initial principal amount in two currencies, and the agreement to re-exchange the currencies at a future date, at an agreed exchange rate. There is also periodic exchange of interest payments in the two currencies at specified intervals, calculated using agreed upon rates and the exchanged principal amounts.

Financial futures contracts obligate the holder to buy or sell the underlying financial instrument at a specified future date for a set price and may be settled in cash or by delivery of the financial instrument. Price changes on futures are settled daily through the required margin cash flows. The notional amounts of the contracts do not represent future cash requirements, as the Company intends to close out open positions prior to expiration.

The Company has not discontinued any cash flow hedges of anticipated transactions. The Company did not record any ineffectiveness for cash flow hedges during the years ended December 31, 2003 and 2002. Over the next 12 months, the Company anticipates that $2 million of deferred losses on derivative instruments in accumulated OCI will be reclassified to earnings. For the year ended December 31, 2003, none of the Company’s hedged forecasted transactions were determined to be probable of not occurring. No component of the hedging instrument’s fair value is excluded from the determination of effectiveness.

FAIR VALUE HEDGES

The Company primarily uses interest rate swaps, foreign currency swaps, credit default swaps, and options to manage its exposure to changes in the fair values of its assets and liabilities due to fluctuations in the benchmark interest rate, foreign currencies, and credit risk.

Credit default swaps involve the receipt or payment of fixed amounts at specific intervals in exchange for the assumption of or protection from potential credit events associated with the underlying security.

For the years ended December 31, 2003, 2002, and 2001 the ineffectiveness related to fair value hedges was immaterial and was recorded in net realized investment gain (loss). No component of the hedging instrument’s fair value is excluded from the determination of effectiveness.

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS

The Company enters into swaps, foreign currency forward contracts, interest rate futures contracts, interest rate cap and floor agreements, options, and equity indexed futures contracts without designating the derivatives as hedging instruments. Derivatives that are not designated as hedging instruments are entered into primarily to manage the Company’s interest rate risk, credit risk, equity risk, and for yield enhancement purposes. The Company uses credit default, asset, and total return swaps to manage the credit exposure of the portfolio, equity risk embedded in certain assets and liabilities, and to take advantage of market opportunities.

Asset swaps involve the receipt of floating rate payments in exchange for the rights associated with the conversion option in the underlying security. Total return swaps involve the exchange of floating rate payments for the total return performance of a specified index. Generally, no cash is exchanged at the outset of the contract and neither party makes principal payments.

Foreign exchange forward contracts are commitments to exchange foreign currency denominated payments for U.S. dollar denominated payments at a specific date.

Interest rate floor agreements entitle the Company to receive the difference between the current rate and the strike rate when the current rate of the underlying index is below the strike rate. Interest rate cap agreements entitle the Company to receive the difference between the current rate and the strike rate when the current rate of the underlying index is above the strike rate. Options purchased involve the right, but not the obligation, to purchase the underlying securities at a specified price during a given time period. Cash requirements for these instruments are generally limited to the premium paid by the Company at acquisition. Written covered options obligate the Company to deliver the underlying securities held at a specified price on the expiration date. Cash requirements for these instruments are generally limited to the price of the specified bond to be delivered.

Net realized investment gains for the years ended December 31, 2003, 2002 and 2001, include $24 million, $3 million and $19 million, respectively, related to realized gains and losses, changes in estimated fair value, and periodic net settlements of derivative instruments not designated as hedges.

EMBEDDED DERIVATIVES

The Company also purchases investment securities and issues certain insurance and reinsurance policies with embedded derivatives. When it is determined that the embedded derivative possesses economic and risk characteristics that are not clearly and closely related to those of the host contract and that a separate instrument with the same terms would qualify as a derivative instrument, it is separated from the host contract and accounted for as a stand-alone derivative. Such derivatives are recorded on the consolidated statements of financial condition at estimated fair value, with changes in their estimated fair value recorded in net realized investment gain (loss).

The Company issues synthetic GICs to Employee Retirement Income Security Act of 1974 (ERISA) qualified defined contribution employee benefit plans (ERISA Plan). The ERISA Plan uses the contracts in its stable value or guaranteed fixed income option. Synthetic GICs provide certain of the ERISA Plan’s assets a guarantee of principal and interest, as it relates to certain benefit payments. The Company has an off balance sheet risk that the value of the underlying assets is insufficient to meet these guarantees. To control this risk, the Company pre-approves all investment guidelines. The ERISA Plan absorbs default risk. The interest rate guarantee is reset periodically to reflect actual performance results. As of December 31, 2003, the Company had outstanding commitments to maintain liquidity for benefit payments on notional amounts of $4.8 billion compared to $3.9 billion as of December 31, 2002. The notional amounts represent the value of the ERISA Plan’s assets only and are not a measure of the exposure to the Company.

The Company offers a rider on certain variable annuity contracts that guarantees net principal over a ten year holding period. In addition, the Company offers a rider on certain variable annuity contracts that guarantees a minimum withdrawal benefit over a 14 year period subject to certain restrictions. The estimated fair value of the liability for these riders as of December 31, 2003 is zero. The notional amount is included in the interest rate floors, caps, options and swaptions category in the table above.

CREDIT EXPOSURE

In accordance with legally enforceable counterparty master agreements, credit exposure is measured on a counterparty basis as the net positive aggregate estimated fair value net of collateral received, if any. The Company attempts to limit its credit exposure by dealing with creditworthy counterparties, establishing risk control limits, executing legally enforceable master netting agreements, and obtaining collateral where appropriate. In addition, each counterparty is extensively reviewed to evaluate its financial stability before entering into each agreement and throughout the period that the financial instrument is owned. All of the credit exposure for the Company from derivative contracts is with investment grade counterparties. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance.

Because exchange traded futures and options are transacted through a regulated exchange and positions are marked to market and settled on a daily basis, the Company has little exposure to credit related losses in the event of nonperformance by counterparties to such financial instruments. The Company is required to pledge collateral for any futures contracts that are entered into. The amount of collateral that is required is determined by the exchange on which it is traded. The Company currently pledges cash and U.S. Treasury Bills to satisfy this collateral requirement.

The following table summarizes the notional and credit exposure for all derivatives for which the Company has credit exposure to a counterparty:

	December 31, 2003
	Notional	Credit
	Amount	Exposure
	(In Millions)
AAA	$904	$54
AA	2,578	157
A	4,676	74

Total	$8,158	$285

10.	POLICYHOLDER LIABILITIES

POLICYHOLDER ACCOUNT BALANCES

The detail of the liability for policyholder account balances is as follows:

	December 31,
	2003	2002
	(In Millions)
Universal life	$14,123	$13,088
Funding agreements	6,677	6,383
Fixed account liabilities	5,141	3,965
Guaranteed interest contracts	1,980	2,281

Total	$27,921	$25,717

FUTURE POLICY BENEFITS

The detail of the liability for future policy benefits is as follows:

	December 31,
	2003	2002
	(In Millions)
Annuity reserves	$3,708	$3,516
Unearned revenue reserve	479	423
Closed block liabilities	315	324
Policy benefits payable	296	280
Life insurance	235	208
Other	20	24

Total	$5,053	$4,775

UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES

The following table provides a reconciliation for the activity in the group health unpaid claims and claim adjustment expenses, which is included in the liability for future policy benefits.

	Years Ended December 31,
	2003	2002
	(In Millions)
Balance at January 1	$172	$159
Less reinsurance recoverable	2

Net balance at January 1	170	159

Incurred related to:
Current year	784	753
Prior years	(20)	(22)

Total incurred	764	731

Paid related to:
Current year	651	614
Prior years	126	106

Total paid	777	720

Net balance at December 31	157	170
Plus reinsurance recoverables	1	2

Balance at December 31	$158	$172

As a result of favorable settlement of prior years’ estimated claims, the provision for claims and claim adjustment expenses decreased by $20 million and $22 million for the years ended December 31, 2003 and 2002, respectively.

11.	DEBT

SHORT-TERM DEBT

Pacific Life maintains a $700 million commercial paper program. Commercial paper debt outstanding as of December 31, 2003 was $125 million bearing an interest rate of 1.0%. There was no commercial paper debt outstanding as of December 31, 2002. In addition, Pacific Life has a bank revolving credit facility of $400 million, for which there was no debt outstanding as of December 31, 2003 and 2002. The credit facility matures in 2007.

Pacific Asset Management LLC (PAM), a wholly owned subsidiary of Pacific Life, had bank borrowings outstanding of $325 million as of December 31, 2002. The interest rate ranged from 1.5% to 1.6%. The amount of the borrowings and the interest rates reset monthly. The borrowing limit for PAM, as of December 31, 2002, was $325 million. The PAM borrowings were repaid in 2003.

LONG-TERM DEBT

Pacific Life has $150 million of surplus notes outstanding at an interest rate of 7.9% maturing on December 30, 2023. Interest is payable semiannually on June 30 and December 30. The surplus notes may not be redeemed at the option of Pacific Life or any holder of the surplus notes. The surplus notes are unsecured and subordinated to all present and future senior indebtedness and policy claims of Pacific Life. Each payment of interest and principal on the surplus notes may be made only with the prior approval of the Insurance Commissioner of the State of California. Interest expense amounted to $12 million for each of the years ended December 31, 2003, 2002 and 2001, and is included in net investment income.

12.	INCOME TAXES

The provision for income taxes (benefit) is as follows:

	Years Ended December 31,
	2003	2002	2001
	(In Millions)
Current	$189	($104)	($5)
Deferred	(26)	(8)	60

Provision for income taxes (benefit) on income before cumulative adjustments due to changes in accounting principles	163	(112)	55
Deferred income tax provision on cumulative adjustments due to changes in accounting principles			(4)

Total	$163	($112)	$51

The sources of the Company’s provision for deferred taxes are as follows:

	Years Ended December 31 ,
	2003	2002	2001
	(In Millions)
Deferred policy acquisition costs	$125	$119	$99
Low income housing tax credit carryover	74	(43)	(31)
Investment valuation	42	(34)	(7)
Partnership income	19	(20)	(26)
Duration hedging	(13)	(1)
Policyholder reserves	(113)	(29)	7
Interest in PIMCO (Note 2)	(147)	(8)
Other	(13)	8	14

Provision for deferred taxes	($26)	($8)	$56

A reconciliation of the provision for income taxes (benefit) based on the prevailing corporate statutory tax rate to the provision reflected in the consolidated financial statements is as follows:

	Years Ended December 31,
	2003	2002	2001
	(In Millions)
Provision for income taxes (benefit) at the statutory rate	$209	($29)	$106
State income taxes	11	3	4
Amounts related to prior periods	(10)	(39)	(26)
Nontaxable investment income	(16)	(9)	(6)
Low income housing and foreign tax credits	(30)	(32)	(28)
Other	(1)	(6)	5

Provision for income taxes (benefit) on income before cumulative adjustments due to changes in accounting principles	163	(112)	55
Deferred income tax provision on cumulative adjustments due to changes in accounting principles			(4)

Total	$163	($112)	$51

The net deferred tax liability, included in other liabilities as of December 31, 2003 and 2002, is comprised of the following tax effected temporary differences:

	December 31,
	2003	2002
	(In Millions)
Deferred tax assets
Policyholder reserves	$319	$206
Investment valuation	91	133
Deferred compensation	34	29
Duration hedging	32	19
Retirement benefits	18	21
Dividends	6	7
Low income housing tax credit carryover		74
Other	13	2

Total deferred tax assets	513	491

Deferred tax liabilities
Deferred policy acquisition costs	(444)	(319)
Interest in PIMCO (Note 2)	(240)	(387)
Partnership income	(23)	(4)
Depreciation	(10)	(11)

Total deferred tax liabilities	(717)	(721)

Net deferred tax liability from operations	(204)	(230)
Unrealized gain on derivatives and securities available for sale	(450)	(219)
Unrealized gain on interest in PIMCO (Note 2)	(129)	(243)
Minimum pension liability adjustment and other	2	23

Net deferred tax liability	($781)	($669)

13.	COMPREHENSIVE INCOME

The Company displays comprehensive income and its components on the accompanying consolidated statements of stockholder’s equity and as follows. OCI is shown net of reclassification adjustments and net of deferred income taxes. The disclosure of the gross components of OCI and related taxes is as follows:

	Years Ended December 31 ,
	2003	2002	2001
	(In Millions)
Gross Holding Gain:
Holding gain on securities available for sale	$415	$479	$101
Holding gain (loss) on derivatives	56	(144)	(25)
Income tax expense	(166)	(117)	(28)
Reclassification adjustment:
Realized loss on sale of securities available for sale	163	243	52
Realized loss on derivatives	8	6	71
Provision for income tax benefit	(60)	(87)	(44)
Allocation of holding (gain) loss to deferred policy acquisition costs	19	(85)	2
Provision for income (taxes) benefit	(7)	30	(1)

Net unrealized gain on securities available for sale	428	325	128
Minimum pension liability and other adjustments	41	(44)
Increase (decrease) in unrealized gain on interest in PIMCO (Note 2)	(180)	225	111

Total	$289	$506	$239

14.	REINSURANCE

The Company has reinsurance agreements with other insurance companies for the purpose of diversifying risk and limiting exposure on larger mortality risks or, in the case of a producer-owned reinsurance company, to diversify risk and retain top producing agents. Amounts receivable from reinsurers for reinsurance of future policy benefits, universal life deposits, and unpaid losses are included in other assets. All assets associated with business reinsured on a yearly renewable term and modified coinsurance basis remain with, and under the control of the Company. Amounts recoverable (payable) from (to) reinsurers include the following amounts:

	December 31,
	2003	2002
	(In Millions)
Universal life deposits	($99)	($91)
Future policy benefits	200	169
Paid claims	54	37
Unpaid claims	12	12
Other	31	29

As of December 31, 2003, 86% of the reinsurance recoverables were from three reinsurers, of which 100% is secured by payables to the reinsurers. To the extent that the assuming companies become unable to meet their obligations under these agreements, the Company remains contingently liable. The Company does not anticipate nonperformance by the assuming companies. The components of insurance premiums are as follows:

	Years Ended December 31 ,
	2003	2002	2001
	(In Millions)
Direct premiums	$1,270	$1,181	$923
Ceded reinsurance	(158)	(137)	(129)
Assumed reinsurance	34	14	18

Insurance premiums	$1,146	$1,058	$812

Revenues and benefits are shown net of the following reinsurance transactions:

	Years Ended December 31 ,
	2003	2002	2001
	(In Millions)
Ceded reinsurance netted against policy fees	$103	$78	$85
Ceded reinsurance netted against net investment income	283	277	266
Ceded reinsurance netted against interest credited	217	219	210
Ceded reinsurance netted against policy benefits	139	122	115
Assumed reinsurance included in policy benefits	15	6	11

15.	SEGMENT INFORMATION

The Company has five operating segments: Life Insurance, Institutional Products, Annuities & Mutual Funds, Group Insurance and Broker-Dealers. These segments are managed separately and have been identified based on differences in products and services offered. All other activity is included in Corporate and Other.

The Life Insurance segment offers universal life, variable universal life and other life insurance products to individuals, small businesses and corporations through a network of distribution channels that include regional life offices, sales centers, marketing organizations, wirehouse broker-dealer firms and a national producer group that has produced over 10% of the segment’s in force business.

The Institutional Products segment offers investment and annuity products to pension fund sponsors and other institutional investors primarily through its home office marketing team and other intermediaries.

The Annuities & Mutual Funds segment offers variable and fixed annuities to individuals and small businesses through National Association of Securities Dealers (NASD) firms, regional and national wirehouses, and financial institutions. During 2001, Annuities & Mutual Funds began distribution of the Pacific Funds, a multi-class, open end investment management company. Pacific Life is the investment adviser to the Pacific Funds.

The Group Insurance segment primarily offers group life, health and dental insurance, and stop loss insurance products to corporate, government and labor-management-negotiated plans. The group life, health and dental insurance is primarily distributed through a network of sales offices and the stop loss insurance is distributed through a network of third-party administrators.

The Broker-Dealers segment includes NASD registered firms that provide securities and insurance brokerage services and investment advisory services. PSD primarily serves as the underwriter/distributor of registered investment-related products and services, principally variable life and variable annuity contracts issued by Pacific Life.

Corporate and Other primarily includes investment income, expenses and assets not attributable to the operating segments, and the operations of certain subsidiaries that do not qualify as operating segments. Corporate and Other also includes the elimination of intersegment revenues, expenses and assets, including commission revenue and expense from the sale of Pacific Life’s variable life and annuity products.

The Company uses the same accounting policies and procedures to measure segment net income and assets as it uses to measure its consolidated net income and assets. Net investment income and net realized investment gain (loss) are allocated based on invested assets purchased and held as is required for transacting the business of that segment. Overhead expenses are allocated based on services provided. Interest expense is allocated based on the short-term borrowing needs of the segment and is included in net investment income. The provision for income taxes (benefit) is allocated based on each segment’s actual tax provision.

The operating segments are allocated equity based on formulas determined by management and receive a fixed interest rate (debenture) return on their allocated equity. The debenture amount is reflected as investment expense in net investment income in the Corporate and Other segment and as investment income in the operating segments.

The Company generates substantially all of its revenues and net income from customers located in the United States. Additionally, substantially all of the Company’s assets are located in the United States.

The following is segment information as of and for the year ended December 31, 2003:

			Annuities
	Life	Institutional	& Mutual	Group	Broker-	Corporate
	Insurance	Products	Funds	Insurance	Dealers	and Other	Total
	(In Millions)
REVENUES
Insurance premiums	($76)	$253		$969			$1,146
Policy fees	644	3	$285				932
Net investment income	685	876	197	25		$2	1,785
Net realized investment gain (loss)	(64)	(67)	(7)	(5)		386	243
Commission revenue			1		$682	(496)	187
Other income	21	4	117	1	58	28	229

Total revenues	1,210	1,069	593	990	740	(80)	4,522

BENEFITS AND EXPENSES
Policy benefits	253	499	18	746			1,516
Interest credited	544	455	154				1,153
Commission expenses	115	4	213	69	676	(496)	581
Operating expenses	187	20	160	133	64	109	673

Total benefits and expenses	1,099	978	545	948	740	(387)	3,923

Income before provision for income taxes	111	91	48	42		307	599
Provision for income taxes	9	11	1	14		128	163

Net income	$102	$80	$47	$28	$0	$179	$436

Total assets	$21,343	$14,911	$26,757	$484	$114	$1,769	$65,378
Deferred policy acquisition costs	1,197	73	1,547				2,817
Separate account assets	4,083	419	20,661				25,163
Policyholder and contract liabilities	15,355	12,765	4,651	203			32,974
Separate account liabilities	4,083	419	20,661				25,163

The following is segment information as of and for the year ended December 31, 2002:

			Annuities
	Life	Institutional	& Mutual	Group	Broker-	Corporate
	Insurance	Products	Funds	Insurance	Dealers	and Other	Total
	(In Millions)
REVENUES
Insurance premiums	($74)	$191		$941			$1,058
Policy fees	604	3	$250				857
Net investment income	668	806	119	26		$62	1,681
Net realized investment loss	(83)	(71)	(11)			(104)	(269)
Commission revenue			1		$546	(385)	162
Other income	26	9	101	2	42	35	215

Total revenues	1,141	938	460	969	588	(392)	3,704

BENEFITS AND EXPENSES
Policy benefits	240	428	69	723			1,460
Interest credited	530	459	94				1,083
Commission expenses	116	7	222	66	534	(385)	560
Operating expenses	165	15	160	132	53	159	684

Total benefits and expenses	1,051	909	545	921	587	(226)	3,787

Income (loss) before provision for income taxes (benefit)	90	29	(85)	48	1	(166)	(83)
Provision for income taxes (benefit)	11	(3)	(34)	17		(103)	(112)

Net income (loss)	$79	$32	($51)	$31	$1	($63)	$29

Total assets	$18,930	$15,727	$18,437	$497	$92	$2,539	$56,222
Deferred policy acquisition costs	1,007	73	1,181				2,261
Separate account assets	3,296	1,935	14,010				19,241
Policyholder and contract liabilities	14,170	12,631	3,467	224			30,492
Separate account liabilities	3,296	1,935	14,010				19,241

The following is segment information for the year ended December 31, 2001:

			Annuities
	Life	Institutional	& Mutual	Group	Broker-	Corporate
	Insurance	Products	Funds	Insurance	Dealers	and Other	Total
	(In Millions)
REVENUES
Insurance premiums	($59)	$113		$723		$35	$812
Policy fees	582	2	$237				821
Net investment income	645	831	67	19	$1	65	1,628
Net realized investment gain (loss)		6		2		(21)	(13)
Commission revenue					580	(399)	181
Other income	28	10	99	2	40	46	225

Total revenues	1,196	962	403	746	621	(274)	3,654

BENEFITS AND EXPENSES
Policy benefits	205	351	27	557		23	1,163
Interest credited	506	457	67				1,030
Commission expenses	149	3	149	50	567	(394)	524
Operating expenses	172	20	148	113	49	132	634

Total benefits and expenses	1,032	831	391	720	616	(239)	3,351

Income (loss) before provision for income taxes (benefit)	164	131	12	26	5	(35)	303
Provision for income taxes (benefit)	38	34	(2)	7	2	(24)	55

Income (loss) before cumulative adjustments due to changes in accounting principles	126	97	14	19	3	(11)	248
Cumulative adjustments due to changes in accounting principles, net of taxes	(3)	(8)	(1)	1		4	(7)

Net income (loss)	$123	$89	$13	$20	$3	($7)	$241

16.	EMPLOYEE BENEFIT PLANS

PENSION PLANS

Pacific Life provides a defined benefit pension plan covering all eligible employees of Pacific LifeCorp and certain of its subsidiaries. On July 1, 2000, Pacific Life converted this final average pay formula defined benefit plan to a cash balance approach. Active employees’ existing benefits in this plan were converted to opening balances and will increase over time from credits, based on years of service and compensation levels, and quarterly interest accruals. The full-benefit vesting period for all participants is five years. Pacific Life’s funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in ERISA, plus such additional amounts as may be determined appropriate. Contributions are intended to provide not only for benefits attributed to employment to date but also for those expected to be earned in the future. All such contributions are made to a tax-exempt trust. Plan assets consist primarily of group annuity contracts issued by Pacific Life, as well as mutual funds managed by PIMCO.

In addition, Pacific Life maintains supplemental employee retirement plans (SEPPs) for certain eligible employees. As of December 31, 2003 and 2002, the projected benefit obligation was $84 million and $75 million, respectively.

During 2002, amounts transferred to the SERPs from another compensation plan, including related plan amendments, totaled $43 million. The fair value of plan assets as of December 31, 2003 and 2002 was zero. The net periodic benefit cost of the SERPs was $8 million, $6 million and $5 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Components of the net periodic pension expense are as follows:

	Years Ended December 31,
	2003	2002	2001
	(In Millions)
Service cost - benefits earned during the year	$16	$15	$14
Interest cost on projected benefit obligation	18	16	14
Expected return on plan assets	(13)	(14)	(16)
Amortization of net obligations and prior service cost	4	1

Net periodic pension expense	$25	$18	$12

The following tables set forth the changes in benefit obligation, plan assets and funded status reconciliation:

	December 31,
	2003	2002
	(In Millions)
Change in Benefit Obligation:
Benefit obligation, beginning of year	$279	$208
Service cost	16	15
Interest cost	18	16
Transfer of liabilities and plan amendments		43
Actuarial loss	24	13
Benefits paid	(22)	(16)

Benefit obligation, end of year	$315	$279

Change in Plan Assets:
Fair value of plan assets, beginning of year	$175	$181
Actual return on plan assets	44	(26)
Employer contributions	45	36
Benefits paid	(22)	(16)

Fair value of plan assets, end of year	$242	$175

Funded Status Reconciliation:
Funded status	($73)	($104)
Unrecognized transition asset	4	4
Unrecognized prior service cost	6	7
Unrecognized actuarial loss	58	69

Accrued benefit liability	($5)	($24)

	December 31,
	2003	2002
	(In Millions)
Amounts recognized in the consolidated statement of financial condition consist of:
Prepaid benefit cost	$63
Accrued benefit liability	(86)	($103)
Intangible asset	9	11
Accumulated other comprehensive income	9	68

Net amount recognized	($5)	($24)

Other comprehensive (income) loss attributable to change in additional minimum pension liability	($59)	$68

	December 31,
	2003	2002
Weighted-average assumptions used to determine benefit obligations
Discount rate	6.00%	6.75%
Rate of compensation increase	4.00%	4.00%

	Year Ended
	December 31,
	2003	2002
Weighted-average assumptions used to determine net periodic benefit costs
Discount rate	6.75%	7.00%
Expected long-term return on plan assets	8.00%	8.50%
Rate of compensation increase	4.00%	4.50%

In developing the expected long-term rate of return on plan assets, the Company considers many factors. These factors consist of a review of historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the plan’s portfolio. The Company also considers current market conditions as well as the views of financial advisers and economists.

Benefit payments for the year ended December 31, 2003, amounted to $22 million. Pacific Life expects to contribute $23 million to the plans in 2004. The expected benefit payments are as follows (In Millions):

Years Ending December 31:
2004	$30
2005	29
2006	30
2007	34
2008	30
2009-2013	152

The Company’s pension plans weighted average asset allocations by asset category are as follows:

	December 31,
	2003	2002
Asset Category
Equity-type investments	67%	62%
Fixed income investments	33%	38%

Total	100%	100%

It is intended that the defined benefit pension plan assets be invested in equity-type and fixed income investments, as long as the investments are consistent with the assumption of more than average risk and appropriate overall diversification is maintained and liquidity is sufficient to meet cash flow requirements. The targeted portfolio allocation is 70-80% equity-type and 20-30% fixed income investments. The defined benefit pension plan establishes and maintains a fundamental and long-term orientation in the determination of asset mix and selection of investment funds. This tolerance for more than average risk and long-term orientation provides the basis for a larger allocation to equities with some additional bias to higher risk investments for higher return.

POSTRETIREMENT BENEFITS

Pacific Life provides a defined benefit health care plan and a defined benefit life insurance plan (the Plans) that provide postretirement benefits for all eligible retirees and their dependents. Generally, qualified employees may become eligible for these benefits if they reach normal retirement age, have been covered under Pacific Life’s policy as an active employee for a minimum continuous period prior to the date retired, and have an employment date before January 1, 1990. The Plans contain cost-sharing features such as deductibles and coinsurance, and require retirees to make contributions which can be adjusted annually. Pacific Life’s commitment to qualified employees who retire after April 1, 1994 is limited to specific dollar amounts. Pacific Life reserves the right to modify or terminate the Plans at any time. As in the past, the general policy is to fund these benefits on a pay-as-you-go basis.

The net periodic postretirement benefit cost for each of the years ended December 31, 2003, 2002 and 2001 was $1 million. As of December 31, 2003 and 2002, the accumulated benefit obligation was $21 million and $19 million, respectively. The fair value of the plan assets as of December 31, 2003 and 2002 was zero. The amount of accrued benefit cost included in other liabilities was $22 million and $23 million as of December 31, 2003 and 2002, respectively.

The Plans include both indemnity and HMO coverage. The assumed health care cost trend rate used in measuring the accumulated benefit obligation was 12.0% and 13.0% for 2003 and 2002, respectively, and is assumed to decrease gradually to 5.0% in 2010 and remain at that level thereafter.

The amount reported is materially affected by the health care cost trend rate assumptions. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 2003 would be increased by 7.3%, and the aggregate of the service and interest cost components of the net periodic benefit cost would increase by 8.6%. If the health care cost trend rate assumptions were decreased by 1%, the accumulated postretirement benefit obligation as of December 31, 2003 would be decreased by 6.4%, and the aggregate of the service and interest cost components of the net periodic benefit cost would decrease by 7.6%.

The discount rate used in determining the accumulated postretirement benefit obligation was 6.0% and 6.75% for 2003 and 2002, respectively.

Benefit payments for the year ended December 31, 2003 amounted to $2 million, which included $1 million of participant contributions. The expected benefit payments are as follows (In Millions):

Years Ending December 31:
2004	$2
2005	3
2006	3
2007	3
2008	3
2009-2013	15

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was enacted. As of December 31, 2003, the Company’s retiree medical plan provides prescription drug coverage for eligible retirees. On January 12, 2004, the FASB issued FASB Staff Position (FSP) No. 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. FSP No. 106-1 permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one time election to defer accounting for the effects of the Act, which the Company did in January 2004. The information relating to the postretirement benefits described in this note does not reflect the effects of the Act. Once specific authoritative guidance on the accounting for the Federal subsidy provided to plan sponsors when their plans provide prescription drug coverage is available, the Company will reflect the Act in the liabilities associated with the postretirement benefits described herein.

OTHER PLANS

Pacific Life provides a voluntary Retirement Incentive Savings Plan (RISP) pursuant to Section 401(k) of the Internal Revenue Code covering all eligible employees of Pacific LifeCorp and certain of its subsidiaries. Pacific Life’s RISP matches 75% of each employee’s contributions, up to a maximum of 6.0% of eligible employee compensation, to an Employee Stock Ownership Plan (ESOP). ESOP contributions made by the Company amounted to $11 million, $10 million and $9 million for the years ended December 31, 2003, 2002 and 2001, respectively, and are included in operating expenses.

The ESOP was formed at the time of the Conversion and is only available to the participants of the RISP in the form of matching contributions. Pacific LifeCorp issued 1.7 million shares of common stock to the ESOP in 1997, in exchange for a promissory note of $21 million bearing an interest rate of 6.5%. Interest and principal payments are due semiannually in equal installments through September 2, 2012. In 1999, Pacific Life loaned cash to the ESOP to pay off the promissory note due Pacific LifeCorp. The interest rate was reduced to 6.0% effective September 2, 1999. This loan was repaid in 2002.

On January 9, 2002, Pacific Life loaned cash of $46 million to the ESOP in exchange for a 5.5% promissory note due January 9, 2017. The ESOP then purchased 2 million shares of newly issued common stock of Pacific LifeCorp at a price of $23.00 per share in exchange for cash. These newly issued shares were purchased in order for the ESOP to maintain its matching contributions to participants in the plan. Interest and principal payments made by the ESOP to Pacific Life are funded by contributions from Pacific Life.

Amounts loaned to the ESOP by Pacific Life are included in unearned ESOP shares. The unearned ESOP shares account is reduced as ESOP shares are released for allocation to participants through ESOP contributions by Pacific Life. In addition, when the fair value of ESOP shares being released for allocation to participants is different from the original issue price of those shares, the difference is recorded in paid-in capital.

The Company has deferred compensation plans that permit eligible employees to defer portions of their compensation and earn interest on the deferred amounts. The interest rate is determined annually. The compensation that has been deferred has been accrued and the primary expense related to this plan, other than compensation, is interest on the deferred amounts. The Company also has performance-based incentive compensation plans for its employees.

17.	TRANSACTIONS WITH AFFILIATES

Pacific Life serves as the investment adviser for the Pacific Select Fund, the investment vehicle provided to the Company’s variable life and variable annuity contractholders, and the Pacific Funds (Note 15). Pacific Life charges advisory and other fees based primarily upon the net asset value of the underlying portfolios. These charges amounted to $141 million, $123 million and $120 million for the years ended December 31, 2003, 2002 and 2001, respectively, and are included in other income. In addition, Pacific Life provides certain support services to the Pacific Select Fund, the Pacific Funds and other affiliates based on an allocation of actual costs. Fees amounted to $4 million, $4 million and $1 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Included in insurance premiums are amounts ceded to subsidiaries of Scottish (Note 6), of $16 million and $3 million for the years ended December 31, 2003 and 2002, respectively.

PAM has an agreement to loan Pacific LifeCorp up to $350 million at variable rates. The outstanding balance as of December 31, 2002 was $76 million. The interest rate as of December 31, 2002 was 1.7%. This loan was repaid during 2003.

PAM had an agreement to loan ACG up to $100 million at variable rates. The outstanding balance as of December 31, 2002 was $11 million. The interest rate as of December 31, 2002 was 3.4%. This loan was repaid during 2003.

PAM has an agreement to loan Pacific Asset Funding, LLC (PAF), a wholly owned subsidiary of Pacific LifeCorp, up to $53 million at variable rates. The outstanding balance as of December 31, 2002 was $19 million. The interest rate as of December 31, 2002 was 1.6%. This loan was repaid during 2003.

18.	COMMITMENTS AND CONTINGENCIES

The Company has outstanding commitments to make investments, primarily in fixed maturity securities, mortgage loans, limited partnerships and other investments, as follows (In Millions):

Years Ending December 31:
2004	$833
2005 through 2008	691
2009 and thereafter	131

Total	$1,655

The Company leases office facilities under various noncancelable operating leases. Rent expense, which is included in operating expenses, in connection with these leases was $17 million, $16 million and $15 million for the years ended December 31, 2003, 2002 and 2001, respectively. Aggregate minimum future commitments are as follows (In Millions):

Years Ending December 31:
2004	$18
2005 through 2008	52
2009 and thereafter	20

Total	$90

In December 2002, Pacific Life entered into a participation agreement with a third-party lender to share in the liquidity commitment for outstanding borrowings of a credit facility of ACG for amounts in excess of $500 million. As of December 31, 2002, Pacific Life’s share of this facility was $45 million. The facility was repaid in 2003 upon which the liquidity commitment related to the facility was extinguished.

Pacific Life and PAM have an operating agreement in which Pacific Life at all times will be the managing member of PAM and Pacific Life will cause PAM to maintain certain financial ratios. Pacific Life’s support is limited to a maximum of $350 million. Additionally, in connection with the operations of certain of the Company’s broker-dealer subsidiaries, Pacific Life has made commitments to provide for additional capital funding as may be required.

The Company is a respondent in a number of legal proceedings, some of which involve allegations for extra-contractual damages. In the opinion of management, the outcome of the foregoing proceedings is not likely to have a material adverse effect on the consolidated financial position or results of operations of the Company.

The Company has from time to time divested certain of its businesses. In connection with such divestitures, there may be lawsuits, claims and proceedings instituted or asserted against the Company related to the period that the businesses were owned by the Company or pursuant to indemnifications provided by the Company in connection with the respective transactions, with terms that range in duration and often are not explicitly defined. Because the amounts of these types of indemnifications often are not explicitly stated, the overall maximum amount of the obligation under such indemnifications cannot be reasonably estimated. The Company has not historically made significant payments for these indemnifications. The estimated maximum potential amount of future payments under these obligations is not determinable due to the lack of a stated maximum liability for certain matters and therefore no related liability has been recorded. Management believes that judgments, if any, against the Company related to such matters is not likely to have a material adverse effect on the consolidated financial position or results of operations of the Company.

The Company provides routine indemnifications relating to lease agreements. Currently, the Company has several such agreements in place with various expiration dates. Based on historical experience and evaluation of the specific indemnities, management believes that judgments, if any, against the Company related to such matters is not likely to have a material adverse effect on the consolidated financial position or results of operations of the Company.

The Company operates in a business environment, which is subject to various risks and uncertainties. Such risks and uncertainties include, but are not limited to, interest rate risk, investment market risk, credit risk and legal and regulatory changes.

Interest rate risk is the potential for interest rates to change, which can cause fluctuations in the value of investments, the liabilities for future policy benefits and the carrying amount of DAC. To the extent that fluctuations in interest rates cause the duration of assets and liabilities to differ, the Company may have to sell assets prior to their maturity and realize losses. The Company controls its exposure to this risk by utilizing, among other things, asset/liability matching techniques that attempt to match the duration of assets and liabilities and utilization of derivative instruments. Additionally, the Company includes contractual provisions limiting withdrawal rights for certain of its products. A substantial portion of the Company’s liabilities is not subject to surrender or can be surrendered only after deduction of a surrender charge or a market value adjustment.

The Company’s investments in equity related securities and results from its variable products, including the carrying amount of DAC, are subject to changes in equity prices and the capital markets.

Credit risk is the risk that issuers of investments owned by the Company may default or that other parties may not be able to pay amounts due to the Company. The Company manages its investments to limit credit risk by diversifying its portfolio among various security types and industry sectors. The credit risk of financial instruments is controlled through credit approval procedures, limits and ongoing monitoring. Real estate and mortgage loan investment risks are limited by diversification of geographic location and property type. Management does not believe that significant concentrations of credit risk exist.

The Company is also exposed to credit loss in the event of nonperformance by the counterparties to interest rate swap contracts and other derivative securities. The Company manages this risk through credit approvals and limits on exposure to any specific counterparty and obtaining collateral. However, the Company does not anticipate nonperformance by the counterparties. The Company determines counterparty credit quality by reference to ratings from independent rating agencies or, where such ratings are not available, by internal analysis.

The Company is subject to various state and Federal regulatory authorities. The potential exists for changes in regulatory initiatives which can result in additional, unanticipated expense to the Company. Existing Federal laws and regulations affect the taxation of life insurance or annuity products and insurance companies. There can be no assurance as to what, if any, cases might be decided or future legislation might be enacted, or if decided or enacted, whether such cases or legislation would contain provisions with possible negative effects on the Company’s life insurance or annuity products.

19.	SUBSEQUENT EVENT

On November 29, 2004, the Company signed a definitive agreement (Agreement) to sell their group insurance business to PacifiCare Health Systems, Inc. (PacifiCare). The proposed transaction is structured as a coinsurance arrangement that is expected to close in early 2005, contingent upon certain closing conditions, including required regulatory approvals. After the transaction closes, the Company will cede to PacifiCare future premiums received for its existing group insurance business and PacifiCare will assume future claim liabilities. PacifiCare will also obtain renewal rights for the existing business as of the closing date.

The Company’s group insurance business (Group Business) is identified as an operating segment in Note 15. The Group Business had revenues of $990 million, $969 million and $746 million, benefits and expenses of $948 million, $921 million and $720 million and net income of $28 million, $31 million and $20 million during the years ended December 31, 2003, 2002 and 2001, respectively. The Group Business had total assets of $484 million and $497 million and policyholder and contract liabilities of $203 million and $224 million as of December 31, 2003 and 2002, respectively.

Although the purchase price is contingent upon certain factors, as defined in the Agreement, the Company does not anticipate incurring a net loss as a result of this transaction.

PACIFIC SELECT EXEC SEPARATE ACCOUNT

PART C: OTHER INFORMATION

Item 27. Exhibits

(1)	(a)	Resolution of the Board of Directors of the Depositor dated November 22, 1989 and copies of the Memoranda concerning Pacific Select Exec Separate Account dated May 12, 1988 and January 26, 1993.[1]

	(b)	Resolution of the Board of Directors of Pacific Life Insurance Company authorizing conformity to the terms of the current Bylaws.[1]

(2)	Inapplicable

(3)	(a)	Distribution Agreement Between Pacific Life Insurance Company and Pacific Mutual Distributors, Inc. (formerly known as Pacific Equities Network)[1]

	(b)	Form of Selling Agreement Between Pacific Mutual Distributors, Inc. and Various Broker-Dealers[1]

(4)	(a)	Flexible Premium Variable Life Insurance Policy[1]

	(b)	Accelerated Living Benefit Rider (form R92-ABR)[1]

	(c)	Spouse Term Rider (form R98-SPT)[1]

	(d)	Children’s Term Rider (form R84-CT)[1]

	(e)	Accidental Death Benefit (form R84-AD)[1]

	(f)	Disability Benefit Rider (form R84-DB)[1]

	(g)	Waiver of Charges (form R98-WC)[1]

	(h)	Guaranteed Insurability Rider (form R84-GI)[1]

(5)	Application for Flexible Premium Variable Life Insurance Policy & General Questionnaire[1]

(6)	(a)	Bylaws of Pacific Life Insurance Company[1]

	(b)	Articles of Incorporation of Pacific Life Insurance Company[1]

(7)	Form of Reinsurance Contract[1]

(8)	(a) Participation Agreement between Pacific Life Insurance Company and Pacific Select Fund[1]

(9)	Inapplicable

(10)	Inapplicable

(11)	Form of Opinion and consent of legal officer of Pacific Life as to legality of Policies being registered[1]

(12)	Inapplicable

(13)	Inapplicable

(14)	(a) Consent of Independent Registered Public Accounting Firm

(b) Consent of Dechert

(15)	Inapplicable

(16)	Inapplicable

(17)	Memorandum Describing Issuance, Transfer and Redemption Procedures[1]

(18)	Power of Attorney[1]

1 Filed as part of Registration Statement on Form N-6 via EDGAR on September 10, 2004, File No. 333-118913, Accession Number 0000892569-04-000869.

Item 28. Directors and Officers of Pacific Life

Name and Address	Positions and Offices with Pacific Life

Thomas C. Sutton	Director, Chairman of the Board, and Chief Executive Officer
Glenn S. Schafer	Director and President
Khanh T. Tran	Director, Executive Vice President and Chief Financial Officer
David R. Carmichael	Director, Senior Vice President and General Counsel
Audrey L. Milfs	Director, Vice President and Corporate Secretary
Brian D. Klemens	Vice President and Treasurer

Edward R. Byrd	Vice President, Controller and Chief Accounting Officer

James T. Morris	Executive Vice President

The address for each of the persons listed above is as follows:

700 Newport Center Drive
Newport Beach, California 92660

Item 29. Persons Controlled by or Under Common Control with Pacific Life or Pacific Select Exec Separate Account.

The following is an explanation of the organization chart of Pacific Life’s subsidiaries:

PACIFIC LIFE, SUBSIDIARIES & AFFILIATED ENTERPRISES
LEGAL STRUCTURE

Pacific Life is a California Stock Life Insurance Company wholly-owned by Pacific LifeCorp (a Delaware Stock Holding Company) which is, in turn, 98% owned by Pacific Mutual Holding Company (a California Mutual Holding Company). Other subsidiaries of Pacific LifeCorp are: a 91% ownership of Aviation Capital Group Holding Corp. (a Delaware Corporation); College Savings Bank (a New Jersey Chartered Capital Stock Savings Bank) and its subsidiary College Savings Trust (a Montana Chartered Uninsured Trust Company); Pacific Asset Funding, LLC (a Delaware Limited Liability Company) and its subsidiaries PL Trading Company, LLC (a Delaware Limited Liability Company) and Pacific Life Trade Services, Limited (a Hong Kong Limited Corporation); and Pacific Life & Annuity Services, Inc. (a Colorado Corporation). A Subsidiary of Aviation Capital Group Holding Corp., is Aviation Capital Group Corp. (a Delaware Corporation), which in turn, is the parent of: ACG Acquisition V Corporation (a Delaware Corporation), and ACG Trust II Holding LLC, a 50% ownership of ACG Acquisition VI LLC (a Nevada Limited Liability Company); a 33% ownership of ACG Acquisition IX LLC and ACG Acquisition 40 LLC; and ACG Trust 2004-1 Holding LLC and its subsidiary ACG Funding Trust 2004-1 (a Delaware Statutory Trust) ACG Trust II Holding LLC owns Aviation Capital Group Trust II (a Delaware statutory trust), which in turn owns ACG Acquisition XXV LLC, and ACG Acquisition XXIX LLC. Subsidiaries of ACG Acquisition XXV LLC are ACG Acquisition 37-38 LLCS and ACG Acquisition Ireland II, Limited (an Irish Corporation). Subsidiaries of ACG Acquisition XXIX LLC are: ACG Acquisition XXX LLCs; ACG Acquisition 35 LLC; ACG Acquisition 32-34, 36 and 39 LLCs; and ACGFS LLC. Subsidiaries of ACG Acquisition VI LLC are: a 34% ownership of ACG Acquisition VIII LLC; a 20% ownership of ACG Acquisition XIV LLC; and a 20% ownership of ACG XIX LLC, which in turn owns ACG XIX Holding LLC, which owns Aviation Capital Group Trust (a Delaware statutory trust). Subsidiaries of Aviation Capital Group Trust are: ACG Acquisition XV LLC; ACG Acquisition XX LLC and its subsidiary ACG Acquisition Ireland, Limited (an Irish Corporation); and ACG Acquisition XXI, LLC. Pacific Life is the parent company of: Pacific Life & Annuity Company (an Arizona Stock Life Insurance Company); Pacific Select Distributors, Inc.; Pacific Asset Management LLC (a Delaware Limited Liability Company); Confederation Life Insurance and Annuity Company (a Georgia Company); a 50% ownership of Asset Management Finance Corporation (a Delaware Corporation); an 8% ownership of Scottish Re Group Limited [(a Grand Cayman Islands Holding Company) abbreviated structure]; a 95% ownership of Grayhawk Golf Holdings, LLC (a Delaware Limited Liability Company), and its subsidiary Grayhawk Golf L.L.C. (an Arizona Limited Liability Company); a 67% ownership of Pacific Mezzanine Associates, L.L.C. (a Delaware Limited Liability Company) and its subsidiary Pacific Mezzanine Investors, L.L.C., (a Delaware Limited Liability Company); Las Vegas Golf I, LLC (a Delaware Limited Liability Company) and its subsidiary, Angel Park Golf LLC (a Nevada Limited Liability Company); and Bryan Texas Apartments, LLC (a Delaware Limited Liability Company). Subsidiaries of Pacific Asset Management LLC are: a 21% ownership of Carson-Pacific LLC (a Delaware Limited Liability Company); Pacific Financial Products Inc. (a Delaware Corporation); and Allianz-Pac Life Partners LLC, a non-managing membership interest (a Delaware Limited Liability Company). Allianz-PacLife Partners LLC and Pacific Financial Products, Inc., own the Class E units of Allianz Dresdner Asset Management of America L.P. (a Delaware Limited Partnership). Subsidiaries of Pacific Select Distributors, Inc., include: Associated Financial Group, Inc., Mutual Service Corporation (a Michigan Corporation) and its subsidiary, Contemporary Financial Solutions, Inc. (a Delaware Corporation), United Planners’ Group, Inc. (an Arizona Corporation), a 62% ownership of Waterstone Financial Group, Inc. (an Illinois Corporation); and M.L. Stern & Co., LLC (a Delaware Limited Liability Company) and its subsidiary, Tower Asset Management, LLC (a Delaware Limited Liability Company). Subsidiaries of Associated Financial Group, Inc., are Associated Planners Investment Advisory, Inc., Associated Securities Corp., and West Coast Realty Advisors, Inc.; United Planners’ Group, Inc. is the general partner and holds an approximately 45% general partnership interest in United Planners’ Financial Services of America (an Arizona Limited Partnership). Subsidiaries of United Planners’ Financial Services of America are UPFSA Insurance Agency of Arizona, Inc. (an Arizona Corporation), UPFSA Insurance Agency of California, Inc., United Planners Insurance Agency of Massachusetts, Inc. (a Massachusetts Corporation). All corporations are 100% owned unless otherwise indicated. All entities are California corporations unless otherwise indicated.

Item 30. Indemnification

(a)	The Distribution Agreement between Pacific Life and Pacific Select Distributors, Inc. (PSD) provides substantially as follows:

Pacific Life hereby agrees to indemnify and hold harmless PSD and its officers and directors, and employees for any expenses (including legal expenses), losses, claims, damages, or liabilities incurred by reason of any untrue or alleged untrue statement or representation of a material fact or any omission or alleged omission to state a material fact required to be stated to make other statements not misleading, if made in reliance on any prospectus, registration statement, post-effective amendment thereof, or sales materials supplied or approved by Pacific Life or the Separate Account. Pacific Life shall reimburse each such person for any legal or other expenses reasonably incurred in connection with investigating or defending any such loss, liability, damage, or claim. However, in no case shall Pacific Life be required to indemnify for any expenses, losses, claims, damages, or liabilities which have resulted from the willful misfeasance, bad faith, negligence, misconduct, or wrongful act of PSD.

PSD hereby agrees to indemnify and hold harmless Pacific Life, its officers, directors, and employees, and the Separate Account for any expenses, losses, claims, damages, or liabilities arising out of or based upon any of the following in connection with the offer or sale of the contracts: (1) except for such statements made in reliance on any prospectus, registration statement or sales material supplied or approved by Pacific Life or the Separate Account, any untrue or alleged untrue statement or representation is made; (2) any failure to deliver a currently effective prospectus; (3) the use of any unauthorized sales literature by any officer, employee or agent of PSD or Broker; (4) any willful misfeasance, bad faith, negligence, misconduct or wrongful act. PSD shall reimburse each such person for any legal or other expenses reasonably incurred in connection with investigating or defending any such loss, liability, damage, or claim.

(b)	The Form of Selling Agreement between Pacific Life, Pacific Select Distributors, Inc. (PSD) and Various Broker-Dealers provides substantially as follows:

Pacific Life and PSD agree to indemnify and hold harmless Selling Broker-Dealer and General Agent, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act, or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements made not misleading in the registration statement for the Contracts or for the shares of Pacific Select Fund (the “Fund”) filed pursuant to the 1933 Act, or any prospectus included as a part thereof, as from time to time amended and supplemented, or in any advertisement or sales literature approved in writing by Pacific Life and PSD pursuant to Section IV.E. Of this Agreement.

Selling Broker-Dealer and General Agent agree to indemnify and hold harmless Pacific Life, the Fund and PSD, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (a) any oral or written misrepresentation by Selling Broker- Dealer or General Agent or their officers, directors, employees or agents unless such misrepresentation is contained in the registration statement for the Contracts or Fund shares, any prospectus included as a part thereof, as from time to time amended and supplemented, or any advertisement or sales literature approved in writing by Pacific Life and PSD pursuant to Section IV.E. of this Agreement, (b) the failure of Selling Broker-Dealer or General Agent or their officers, directors, employees or agents to comply with any applicable provisions of this Agreement or (c) claims by Sub-agents or employees of General Agent or Selling Broker-Dealer for payments of compensation or remuneration of any type. Selling Broker-Dealer and General Agent will reimburse Pacific Life or PSD or any director, officer, agent or employee of either entity for any legal or other expenses reasonably incurred by Pacific Life, PSD, or such officer, director, agent or employee in connection with investigating or defending any such loss, claims, damages, liability or action. This indemnity agreement will be in addition to any liability which Broker-Dealer may otherwise have.

Item 31. Principal Underwriters

(a)	Other Activity.

PSD (formerly Pacific Mutual Distributors, Inc.) also acts as principal underwriter for Pacific Select Separate Account of Pacific Life, Pacific Select Variable Annuity Separate Account of Pacific Life, Pacific Corinthian Variable Separate Account of Pacific Life, Separate Account A of Pacific Life, Separate Account B of Pacific Life, Pacific Select Exec Separate Account of PL&A, Separate Account A of PL&A and Pacific Select Fund.

(b)	Management.

Name	Positions and Offices with Underwriter

Edward R. Byrd	Director, VP, Chief Financial Officer
Gerald W. Robinson	Director, Chairman, Chief Executive Officer
Adrian S. Griggs	VP
M. Kathleen Hunter	VP
Brian D. Klemens	VP, Treasurer
Audrey L. Milfs	VP, Secretary
S. Kendrick Dunn	AVP, Compliance

The principal business address of each of the above individuals is c/o Pacific Life Insurance Company, 700 Newport Center Drive, Newport Beach, California 92660.

(c)	Compensation from the Registrant.

(1)	(2)	(3)	(4)	(5)
Compensation on
Events Occasioning
Name of	Net Underwriting	the Deduction of a	Brokerage	Other
Principal Underwriter	Discounts and Commissions	Deferred Sales Load	Commissions	Compensation

PSD	N/A	N/A	N/A	N/A

Item 32. Location of Accounts and Records

The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules under that section will be maintained by Pacific Life at 700 Newport Center Drive, Newport Beach, California 92660.

Item 33. Management Services

Not applicable

Item 34. Fee Representation

REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940: Pacific Life Insurance Company and Registrant represent that the fees and charges to be deducted under the Variable Life Insurance Policy described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the Contract.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Pacific Select Exec Separate Account of Pacific Life Insurance Company, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Newport Beach, and State of California, on this 22nd day of December, 2004.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
(Registrant)

By:	PACIFIC LIFE INSURANCE COMPANY

By:

Thomas C. Sutton*
Chief Executive Officer

By:	/s/ DAVID R. CARMICHAEL

David R. Carmichael
as attorney-in-fact

(Power of Attorney is contained as Exhibit 18 in the Registration Statement on Form N-6 for the Pacific Select Exec Separate Account, File No. 333-118913, Accession No. 0000892569-04-000869, and incorporated by reference herein.)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Pacific Life Insurance Company, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized all in the City of Newport Beach, and State of California, on this 22nd day of December, 2004.

By:	PACIFIC LIFE INSURANCE
COMPANY
(Registrant)

By:
Thomas C. Sutton*
Chief Executive Officer

*By:	/s/ DAVID R. CARMICHAEL

David R. Carmichael
as attorney-in-fact

(Power of Attorney is contained as Exhibit 18 in the Registration Statement on Form N-6 for the Pacific Select Exec Separate Account, File No. 333-118913, Accession No. 0000892569-04-000869, and incorporated by reference herein.)

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Name	Title	Date

* Thomas C Sutton	Director, Chairman of the Board and Chief Executive Officer	_________, 2004

* Glenn S. Schafer	Director and President	_________, 2004

* Khanh T. Tran	Director, Executive Vice President and Chief Financial Officer	_________, 2004

* David R. Carmichael	Director, Senior Vice President and General Counsel	_________, 2004

* Audrey L. Milfs	Director, Vice President and Corporate Secretary	_________, 2004

* Edward R. Byrd	Vice President, Controller and Chief Accounting Officer	_________, 2004

* Brian D. Klemens	Vice President and Treasurer	_________, 2004

* James T. Morris	Executive Vice President	_________, 2004

*By:	/s/ DAVID R. CARMICHAEL	December 22, 2004

David R. Carmichael
as attorney-in-fact

(Powers of Attorney are contained as Exhibit 18 in this Registration Statement on Form N-6 of Pacific Select Exec Separate Account, File No. 333-118913, Accession No. 0000892569-04-000869, and incorporated by reference herein.)